FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 445th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 18, 2008

2.	Summary of Principal Decisions of the 79th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 18, 2008

3.	Summary of Principal Decisions of the 79th Meeting of the Board of Directors, Cemig Distribuição S.A., November 18, 2008

4.	Market Announcement, Cemig is selected for The Global Dow, Companhia Energética de Minas Gerais – CEMIG

5.	Quarterly Financial Information for the quarter ended September 30, 2008

6.	Earnings Release 3rd Quarter 2008

7.	Earnings Release 3rd Quarter 2008, Cemig Geração e Transmissão S.A.

8.	Summary of Minutes of the 440th Meeting of the Board of Directors, Compania Energética de Minas Gerais – CEMIG, August 27–28, 2008

9.	Summary of Minutes of the 441st Meeting of the Board of Directors, Compania Energética de Minas Gerais – CEMIG, September 25, 2008

10.	Cemig included in Brazil Corporate Sustainability Index for fourth year running

11.	Summary of Decisions of the 446th Meeting of the Board of Directors, Compania Energética de Minas Gerais – CEMIG, November 26–27, 2008

12.	Summary of Principal Decisions of the 80th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 26–27, 2008

13.	Summary of Principal Decisions of the 80th Meeting of the Board of Directors, Cemig Distribuição S.A., November 26–27, 2008

14.	Announcement to the Public, Compania Energética de Minas Gerais – CEMIG, December 1, 2008

15.	CEMIG’s Collective Work Agreement for 2008–9, December 10, 2008

16.	Summary of Principal Decisions of the Board of Directors, Cemig Distribuição S.A., December 10, 2008

17.	Notice to Stockholders, Compania Energética de Minas Gerais – CEMIG, December 10, 2008

18.	Market Announcement, Moody’s: Cemig Rated Investment Grade, Compania Energética de Minas Gerais – CEMIG, December 10, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  December 11, 2008

1.	Summary of Minutes of the 445th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 18, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF MINUTES OF THE 445TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on November 18, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.               Orientation to the representative of Cemig for vote in meetings of the Board of Directors and Extraordinary General Meetings of Stockholders of EATE and ECTE.

2.               Aneel Auction 007/2008.

3.               Aneel Auction 008/2008.

4.               Signing of an amendment to the Stockholders’ Agreement of Madeira Energia S.A. – MESA.

Av. Barbacena 1200,  Santo Agostinho,  30190-131 Belo Horizonte, MG,  Brazil.    Tel.: +55-31 3506-5024.    Tax: +55-31 3506-5025

2.	Summary of Principal Decisions of the 79th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 18, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 79th meeting, held on November 18, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.               Signing of an amendment to a counter-guarantee contract and a term of subscription to a capitalization agreement.

2.               Aneel Auction 007/2008.

3.               Aneel Auction 008/2008.

4.               Signing of an amendment to the Stockholders’ Agreement of Madeira Energia S.A. – MESA.

3.	Summary of Principal Decisions of the 79th Meeting of the Board of Directors, Cemig Distribuição S.A., November 18, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 79th meeting, held on November 18, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

•                  Contracting of services for operational implementation of Cemig D’s Energy Efficiency Program.

Cemig General Secretariat –SG

4.	Market Announcement, Cemig is selected for The Global Dow, Companhia Energética de Minas Gerais – CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig is selected for The Global Dow

CEMIG is the only Latin American electricity company in this 150-company index, and one of the 10 selected to represent emerging markets.

CEMIG (Companhia Energética de Minas Gerais) – has been selected for inclusion in The Global Dow (GDOW), a new worldwide stock index with a portfolio of 150 companies from 25 countries. Cemig is one of only three Brazilian companies in the index, and the only Latin American electricity company.

Dow Jones & Company is one of the world’s largest groups providing economic news and financial information services. Its best-known publication is the Wall Street Journal. Dow Jones Indexes, a company of the Dow Jones Group, publishes performance indices for shares, funds and commodities that serve as benchmarks for these markets. An example is the Dow Jones Industrial Average, one of the principal stock indices of the United States.

On November 11, 2008 Dow Jones Indexes announced its launch of a new worldwide index: The Global Dow. The 150 stocks in this new index are chosen by Dow Jones editors, using their expertise and editorial judgment, based on criteria such as company size, reputation and importance for the world economy. The index selects companies from both developed and emerging markets, and from new as well as established sectors. As a result the Global Dow includes not only the world leaders in their sectors, but also companies placed to have this role in the future.

The Global Dow aims to reflect the performance of the shares of leading companies worldwide. Hence the universe from which its components are selected is that of all shares traded in stock markets all over the world that are open to foreign investment.

Cemig’s inclusion is recognition of the strategies that have made Cemig a company of global reach, and also of the solidity of the Cemig Group and its reputation in the market. Inclusion in this index amplifies Cemig’s access to the principal investor markets around the globe where investors seek opportunities to invest in world-class companies.

For more information on the Global Dow Index, please see www.globaldow.com.

Av. Barbacena 1200,  Santo Agostinho,  30190-131 Belo Horizonte, MG,  Brazil.    Tel.: +55-31 3506-5024.   Fax: +55-31 3506-5025

5.	Quarterly Financial Information for the quarter ended September 30, 2008

BALANCE SHEETS

AT SEPTEMBER 30 AND JUNE 30, 2008

ASSETS

(R$ ‘000)

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
CURRENT
Cash and cash equivalents (Note 3)	3,012,006	2,002,199	78,622	48,158
Consumers and resellers (Note 4)	1,957,691	2,044,223	—	—
Tariff Recomposition and “Portion A” (Note 6)	370,206	379,707	—	—
Concession holders – power transportation	464,856	469,159	—	—
Taxes subject to offsetting (Note 9)	1,494,180	1,253,086	22,156	22,161
Anticipated expenses – CVA (Note 8)	422,231	255,378	—	—
Traders – transactions in “free energy” (Note 7)	14,851	16,193	—	—
Tax credits (Note 10)	330,974	283,913	66,914	56,416
Dividends receivable	—	—	1,092,765	1,024,822
Regulatory asset – PIS, Pasep and Cofins (Note 13)	46,240	47,127	—	—
Deferred tariff adjustment (Note 11)	260,337	359,029	—	—
Inventories	30,950	26,016	17	17
Other credits	411,935	489,895	24,813	35,861
TOTAL, CURRENT	8,816,457	7,625,925	1,285,287	1,187,435

NON-CURRENT
Long term assets
Accounts receivable from Minas Gerais state government (Note 12)	1,757,491	1,714,504	—	—
Credit Receivables Fund (Note 12)	—	—	803,158	793,871
Tariff Recomposition and “Portion A” (Note 6)	257,219	322,470	—	—
Anticipated expenses – CVA (Note 8)	469,779	520,147	—	—
Tax credits (Note 10)	596,285	623,774	102,713	118,644
Traders – transactions in “free energy” (Note 7)	6,724	7,740	—	—
Taxes subject to offsetting (Note 9)	351,413	363,015	264,866	270,964
Deposits linked to legal actions	313,851	271,082	87,791	87,791
Consumers and resellers (Note 4)	110,378	112,449	—	—
Other credits	101,973	98,227	66,054	72,034
	3,965,113	4,033,408	1,324,582	1,343,304

Fixed assets
Investments (Note 14)	1,120,420	1,107,830	8,494,392	8,030,834
Property, plant and equipment (Note 15)	10,610,143	10,468,951	2,049	2,078
Intangible (Note 15)	554,030	540,661	464	435
Deferred	68,377	68,621	—	—
TOTAL NON-CURRENT LIABILITIES	12,352,970	12,186,063	8,496,905	8,033,347
	16,318,083	16,219,471	9,821,487	9,376,651
TOTAL ASSETS	25,134,540	23,845,396	11,106,774	10,564,086

The Explanatory Notes are an integral part of the financial statements.

BALANCE SHEETS

AT SEPTEMBER 30 AND JUNE 30, 2008

LIABILITIES

(R$ ‘000)

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
CURRENT
Suppliers (Note 16)	767,903	641,676	7,885	10,690
Regulatory charges (Note 19)	459,153	431,216	—	—
Profit shares	65,932	45,329	2,484	1,712
Taxes, charges and contributions (Note 17)	1,546,201	1,286,774	102,985	91,925
Interest on Equity and dividends	448,864	448,864	448,864	448,864
Loans and financings (Note 18)	678,195	553,944	3,827	1,101
Debentures (Note 18)	119,627	79,862	—	—
Salaries and social contributions	227,801	213,075	11,670	11,130
Regulatory asset – CVA (Note 8)	391,356	321,577	—	—
Post-employment obligations (Note 20)	81,070	99,355	3,809	4,056
Provision for losses on financial instruments (Note 30)	164,940	186,877	—	—
Debt to related parties	—	—	7,988	4,188
Other obligations	329,018	343,872	16,631	19,911
TOTAL, CURRENT	5,280,060	4,652,421	606,143	593,577

NON-CURRENT
Long term liabilities
Suppliers (Note 16)	699	4,861	—	—
Regulatory Liabilities – CVA (Note 8)	270,744	385,067	—	—
Loans and financings (Note 18)	4,989,691	4,866,410	73,587	73,587
Debentures (Note 18)	1,583,584	1,576,717	—	—
Taxes, charges and contributions (Note 17)	293,701	265,418	—	—
Contingency provisions (Note 21)	640,019	627,956	342,174	329,551
Post-employment obligations (Note 20)	1,416,029	1,375,075	53,274	52,012
Other obligations	140,905	113,459	30	30
TOTAL NON-CURRENT LIABILITIES	9,335,372	9,214,963	469,065	455,180

FUTURE EARNINGS	84,009	83,954	—	—

MINORITY INTEREST	403,533	378,729	—	—

STOCKHOLDERS’ EQUITY (Note 22)
Registered capital	2,481,507	2,481,507	2,481,507	2,481,507
Capital reserves	3,983,022	3,983,022	3,983,022	3,983,022
Profit reserves	1,898,525	1,898,525	1,898,525	1,898,525
Retained earnings	1,641,389	1,125,152	1,641,389	1,125,152
Funds for capital increase	27,123	27,123	27,123	27,123
TOTAL STOCKHOLDERS’ EQUITY	10,031,566	9,515,329	10,031,566	9,515,329
TOTAL LIABILITIES	25,134,540	23,845,396	11,106,774	10,564,086

The Explanatory Notes are an integral part of the financial statements.

INCOME STATEMENTS

FOR THE 9 MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(In R$ ‘000, except profit per share)

	Consolidated		Holding company
	09/30/2008	09/30/2007 Reclassified	09/30/2008	09/302007 Reclassified
OPERATIONAL REVENUE
GROSS RETAIL SUPPLY OF ELECTRICITY (Note 23)	10,316,243	9,785,218	—	—
REVENUE FOR USE OF THE NETWORK (Note 24)	1,557,916	1,427,553	—	—
OTHER OPERATIONAL REVENUES (Note 25)	493,407	448,974	392	659
	12,367,566	11,661,745	392	659
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 26)	(4,232,129)	(4,149,123)	—	(13)
NET OPERATIONAL REVENUE	8,135,437	7,512,622	392	646

OPERATIONAL COSTS
COST OF ELECTRICITY AND GÁS (Note 27)
Electricity purchased for resale	(2,177,689)	(1,949,745)	—	—
Charges for the use of the basic transmission grid	(530,621)	(494,263)	—	—
Gas purchased for resale	(167,841)	(101,154)	—	—
	(2,876,151)	(2,545,162)	—	—
COST OF OPERATION (Note 27)
Personnel and managers	(717,134)	(630,331)	—	—
Private pension plan entity	(153,454)	(68,138)	—	—
Materials	(69,591)	(63,016)	—	—
Raw materials and inputs for production	(65,185)	(44,768)	—	—
Outsourced services	(392,033)	(334,117)	—	—
Depreciation and amortization	(531,712)	(533,428)	—	—
Operational provisions	(15,779)	(55,402)	—	—
Financial compensation for use of water resources	(98,542)	(101,731)	—	—
Others	(117,338)	(112,357)	—	—
	(2,160,768)	(1,943,288)	—	—

TOTAL COST	(5,036,919)	(4,488,450)	—	—

GROSS PROFIT	3,098,518	3,024,172	392	646

OPERATIONAL EXPENSE (Note 27)
Selling expenses	(133,078)	(157,043)	—	—
General and administrative expenses (recovery of expenses)	(304,761)	(260,682)	(80,145)	(79,208)
Other operational revenues (expenses)	(32,500)	(124,311)	—	16,728
	(470,339)	(542,036)	(80,145)	(62,480)

Operational profit before equity income and financial revenues (expenses)	2,628,179	2,482,136	(79,753)	(61,834)
	—	—	1,752,183	1,600,700
NET FINANCIAL REVENUE (EXPENSES) (Note 28)	(17,784)	(161,488)	69,118	10,181
	(17,784)	(161,488)	1,821,301	1,610,881
OPERATIONAL PROFIT	2,610,395	2,320,648	1,741,548	1,549,047
NON-OPERATIONAL PROFIT (LOSS)	(19,243)	(33,252)	(6,674)	(5,763)

Profit before tax and profit shares under the Bylaws	2,591,152	2,287,396	1,734,874	1,543,284

INCOME TAX AND SOCIAL CONTRIBUTION (Note 10)	(904,988)	(862,553)	(97,399)	(88,817)
Income tax and Social Contribution – Deferred (Note 10)	70,296	196,704	6,228	15,526
Employees’ and managers’ shares in results	(65,683)	(63,750)	(2,314)	(1,235)
MINORITY INTEREST	(84,983)	(89,039)	—	—
NET PROFIT FOR THE PERIOD	1,605,794	1,468,758	1,641,389	1,468,758
NET PROFIT PER SHARE – R$			3,31	3,02

The Explanatory Notes are an integral part of the financial statements.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

In R$ ‘000, except where otherwise stated

1) – OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais – “Cemig”, “the Company” or “the holding company”, a listed corporation, registered in the Brazilian Registry of Corporate Taxpayers (CPNJ) under number 17.155.730/0001-64, operates solely and exclusively as a holding company, with stockholdings in companies, controlled individually or jointly, the principal objectives of which are the construction and operation of systems for production, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy for the purpose of commercial operation.

On September 30, 2008 Cemig had stockholdings in the following companies in operation (the information on markets served, and installed capacity, has not been reviewed by our external auditors):

•                  Cemig Geração e Transmissão S.A. (subsidiary, 100.00% stake): registered with the CVM (Securities Commission): Generation and transmission of electricity, through 46 power plants, 43 being hydroelectric, one a wind power plant and two thermal plants, and their transmission lines, most of them belonging to the Brazilian national generation and transmission grid system. Cemig Geração e Transmissão S.A. has stockholdings in the following subsidiaries that are at development phase:

• Hidrelétrica Cachoeirão S.A. (jointly controlled, 49.00% stake): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant, at Pocrane, in the State of Minas Gerais. The power plant is at the construction phase, with startup expected in September 2008. It has generation capacity of 27 MW.

• Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. The plants are at construction phase, with start of operation scheduled for 2009, and will have aggregate installed capacity of 44MW.

• Cemig Baguari Energia S.A. (subsidiary – 100.00% stake): Production and sale of electricity as an independent producer.

• Madeira Energia S.A. (jointly controlled – 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio hydroelectric plant in the Madeira River Basin, in the State of Rondônia, with power of 3,150 MW (information not audited) and commercial start up scheduled for 2012).

Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), with 20,000 kW of installed capacity, located on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational startup is scheduled for April 2010.

Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with 140 MW of installed capacity, located on the river Doce in Governador Valadares, Minas Gerais State. Operational startup is scheduled for October 2009 (1st unit), December 2009 (2nd unit) and February 2010 (3rd unit).

•                  Cemig Distribuição S.A. Cemig Distribuição S.A. (subsidiary – 100.00% stake): registered with the CVM (Securities Commission): Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian State of Minas Gerais.

•                  Rio Minas Energia Participações (“RME”) (jointly-controlled subsidiary – 25.00% stake): This company holds 52.25% of the registered capital of Light S.A. (“Light”), a holding company which holds the full control of the distribution concession holder Light Serviços de Eletricidade S.A, with 3.9 million consumers in 31 municipalities of the state of Rio de Janeiro and the generating company Light Energia S.A, with 855 MW of installed capacity in the generation activity.

•                  Sá Carvalho S.A. (subsidiary – 100.00% stake): Production and sale of electricity, as a holder of a concession for public electricity service, through the Sá Carvalho hydroelectric power plant.

•                  Usina Térmica Ipatinga S.A. (subsidiary – stake 100.00%): Production and sale, under the independent production regime, of thermally produced electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•                  Companhia de Gás de Minas Gerais – Gasmig (“Gasmig”) (jointly controlled, 55.19% stake): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession from the government of the State of Minas Gerais for distribution of gas in the State.

•                  Empresa de Infovias S.A. (“Infovias”) (subsidiary – 100.00% stake): Provision and commercial exploration of a specialized service in the area of telecommunications, by means of an integrated system consisting of fiber optic cables, coaxial cables, electronic and associated equipment (multi-service network).

•                  Efficientia S.A. (subsidiary – 100.00% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S.A. (subsidiary – 100.00% stake): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and Salto do Voltão e Salto do Passo Velho, in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração (subsidiary – 100.00% stake): Production and sale of electricity as an independent producer.

•                  Rosal Energia Rosal Energia S.A. (subsidiary – 100.00% stake): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•                  Central Hidrelétrica Pai Joaquim S.A. (subsidiary – 100.00% stake): Production and sale of electricity as an independent producer.

•                  Cemig PCH S.A. (subsidiary – 100.00% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•                  Cemig Capim Branco Energia S.A. (subsidiary – 100.00% stake): Production and sale of electricity as an independent producer, through the Capim Branco I and II hydroelectric power plants, built through a consortium with private-sector partners.

•                  UTE Barreiro S.A (subsidiary, 100.00% stake): Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais.

•                  Companhia Transleste de Transmissão (jointly controlled – 25.00% stake): Operation of a 345kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•                  Cemig Trading S.A. (subsidiary – 100.00% stake): Sale and intermediation of business transactions related to energy.

•                  Companhia Transudeste de Transmissão (jointly controlled – 24.00% stake): Construction, implementation, operation and maintenance of electricity transmission facilities of the national grid – the 345 kV Itutinga–Juiz de Fora transmission line.

•                  Companhia Transirapé de Transmissão (jointly controlled – 24.50% stake): Construction, implementation, operation and maintenance of electricity transmission facilities of the national grid – the 230kV Irapé–Araçuaí transmission line.

•                  Empresa Paraense de Transmissão de Energia S.A. (“EPTE”) (jointly controlled – stake of 18.84%): Holder of a public service electricity transmission concession for the 500 KV transmission line starting at Tucuruí Substation and ending at the Vila do Conde Substation in the State of Pará. See information about new interest in this company in Note 14.

•                  Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled – 18.35% stake): Holder of the public service electricity transmission concession for two 500 kV transmission lines, the first from the Tucuruí Substation to the Marabá Substation in the State of Pará, and the second from the Marabá Station to the Açailândia Substation in the State of Maranhão. See information about new interest in this company in Note 14.

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled – 18.35% holding): Holder of the public service electricity transmission concession for the 230 kV transmission line from the Vila do Conde Substation to the Santa Maria Substation in the State of Pará. See information about new interest in this company in Note 14.

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled – 16.63% stake): Holder of the public service electricity transmission concession for the 500kV transmission lines between the sectionalizing Substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. See information about new interest in this company in Note 14.

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled, 7.50% stake): Holder of the public service electricity transmission service concession for the 525kV transmission line from the Campos Novos Substation to the Blumenau Substation in the State of Santa Catarina. See information about new interest in this company in Note 14.

•                  Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled, 49.00% stake): Formed in August 2007 to provide services of implementation and management of systems for electricity sector companies.

Cemig also has stockholdings in the companies listed below, which on September 30, 2008 were at pre-operational stage:

•                  Companhia de Transmissão Centroeste de Minas (jointly controlled – 51.00% stake): Construction, implementation, operation and maintenance of the electricity transmission facilities of the basic network of the national grid – the 345kV Furnas–Pimenta transmission line.

•                  Transchile Charrúa Transmisión S.A. (“Transchile”) (jointly controlled, 49.00% stake): Implementation, operation and maintenance of the Charrúa–Nueva Temuco 220kV transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. Transchile’s head office is in Santiago, Chile.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2) – PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, Aneel.

The Quarterly Information was prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted in the previous year, except in relation to the practice of adjustment to present value mentioned in this explanatory note, arising from CVM Instruction 469/08.

The statements of cash flow were prepared in accordance with the criteria of FAS 95 – Statement of Cash Flows, with references made to the format of presentation, in the context of registry of the financial statements with the Securities and Exchange Commission (SEC).

Additionally, with the purpose of improving the information provided to the market, the company is presenting, in Explanatory Note 33, the income statement separated by company. All the information presented was obtained from the Company’s accounting records and those of its subsidiaries.

Criterion for consolidation of the Quarterly Information

The financial statements of the subsidiaries and jointly controlled companies mentioned in Explanatory Note 1 have been consolidated. The data of the controlled subsidiaries as a whole was consolidated based on the method of proportional consolidation, applicable to each component of the financial statements of the investees. All the subsidiaries, including those that are jointly controlled, follow accounting practices that are consistent with those of the holding company.

In the consolidation, the holdings of the holding company in the Stockholders’ equity of investee companies, and the significant balances of assets, liabilities, revenues and expenses arising from transactions effected between the companies, have been eliminated.

The portion relating to the minority holdings in Stockholders’ equity of the subsidiaries is shown separately in Liabilities.

The financial statements of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais at the exchange rate of the last day of the quarter.

The dates of the financial statements of the investee companies used for calculation of equity income and consolidation coincide with those of the holding company.

As a result of the adoption of the accounting practice of adjustment to present value of certain assets and liabilities, mentioned in the item above, the subsidiaries Cemig D, Cemig GT and Light made some adjustments to prior years that were recorded in their individual financial statements directly against Stockholders’ equity, without being included in the Income statement for the year. In the Holding company these adjustments were recorded directly in the income statement, under Equity income from subsidiaries, as determined by CVM instruction 247/96.

Thus, as a result of these adjustments, a difference occurs between the consolidated income statement and the holding company income statement, as follows:

Result of the Holding Company	1,641,389
Adjustment to present value posted in the financial statements of the subsidiaries directly into Stockholders’ equity	(35,595)
Consolidated Income Statement	1,605,794

Change in the Brazilian Corporate Law

Law 11638/07 of December 28, 2007 alters and repeals provisions, and creates new provisions, in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. These changes in accounting practices come into effect as from January 1, 2008.

The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with International Financial Reporting Standards (IFRS):

The main changes to the Law, coming into effect as from 2008, that could affect the company’s financial statements, are as follows:

•                  Replacement of the Statement of Origins and Uses of Funds by the Cash Flow Statement.

•                  Inclusion of the Added Value Statement in the group of financial statements prepared, disclosed and which are to be approved by the Ordinary General Meeting of stockholders.

•                  A new possibility was created, further to that originally specified in the Corporate Law, of separation of trading reporting and tax reporting, by establishing the alternative for the company of adopting in its trading reporting, and not only in auxiliary books, the provisions of the Tax Law, provided that, immediately afterward, after the calculation of the taxable profit base amount, the necessary adjustments are made for the financial statements to be in harmony with the Corporate Law and the fundamental principles of accounting.

•                  Creation of two new subgroups of accounts: Intangible, in permanent assets, and Adjustments to valuations of assets and liabilities, in Stockholders’ equity. The sub-group of “Adjustments to valuation of assets and liabilities” will essentially have the purpose of containing the counterpart of certain valuations of assets at market price, the valuation of certain financial instruments and, also, conversion adjustments as a result of FX variation on holdings in companies outside Brazil.

•                  New criteria for classification and valuation of investments and financial instruments, including derivatives. These financial instruments will be classified in three categories (Held for trading, Held to maturity and Available for sale) and their valuation at cost plus return or at market value will be made as a function of their classification in one of these categories.

•                  Introduction of the concept of Adjustment to Present Value for long-term asset and liability transactions and for significant short-term transactions.

•                  In absorption, merger or split transactions (combination of companies), when carried out between non-related parties and linked to effective transfer of control, all the assets and liabilities of the absorbed, split or merged company must be identified, valued and accounted at market value.

•                  Elimination of the possibility of spontaneous revaluations of fixed assets being made.

As communicated to the market, the CVM intends, by the end of 2008, to complete its process of issue of regulations for the provisions of the Corporate Law that were altered and which need regulation, and will review all its normative acts that deal with accounting matters, so as to verify and eliminate any divergencies in relation to the specific alterations produced by the new law.

On May 2, 2008 the Brazilian Securities Commission (CVM) issued CVM Instruction 469, specifying immediate need for adaptation for some rules, and clarifying other questions related to the changes produced by the new Law.

Under this Instruction, some changes in accounting practices become obligatory starting with the first ITR (quarterly information) of 2008.

In compliance with the instruction, the Company, through its subsidiaries Cemig Geração e Transmissão SA, Cemig Distribuição SA and Light SA adjusted to present value certain financing contracts, certain customers split and the debentures acquired by the Government of Minas Gerais State, and also obligations to pay relating to concessions held for consideration. Discount rates were used that correspond, in the Company’s estimate, to the actual cost of raising of funds through loans and financing.

The accounting effects on the financial statements in 2008 arising from the immediate application of the adjustment to present value mentioned above are as follows:

Consolidated and Holding company
CASH AND CASH EQUIVALENTS
Consumers and traders	(9,113)
Fixed assets	(174,098)
(183,211)
Liabilities
Loans, Financings and Debentures	(184,010)
Taxes, charges and contributions	23,213
Other obligations	(49,248)
Stockholders’ Equity	26,834
183,211
Income statement
Operational expenses	6,293
Financial revenue (expenses)	23,612
Income tax and Social Contribution – deferred	(10,168)
19,737

The Company calculated the effects on the present value adjustments relating to prior years and recorded directly in equity. The values for the period from January to September that impact the outcome of 2007, in the amount of R$ 7,875, net of tax effects have not been adjusted for comparison purposes because of that amount is not material.

Reclassification of accounting balances

The following alterations, for the purposes of comparability, were made to the amounts previously presented in the income statements of September 30, 2007:

		Holding
	Consolidated	company
Original account	Net amounts	Net amounts

Operational costs – Cost of electricity and gas

Charges for the use of the basic transmission grid	106,310	—

Personnel and Managers	63,750	1,235
	170,060	1.235

		Holding
	Consolidated	company
Reclassified to	Net amounts	Net amounts

Operational revenue

Revenue from use of the grid	(106,310)	—

Income statement
Employees and manager profit shares	(63,750)	(1,235)
	(170,060)	(1,235)

As a result of inclusion in the Company’s Bylaws in 2007 of a provision for payment of profit shares to the employees and managers of the company, these profit shares have now begun to be posted as an amount reducing net profit before tax and profit shares, where up to the third quarter of 2007 they were posted under Personnel expenses.

3) – CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Bank accounts	155,012	130,707	6,122	10,180
Cash investments
Bank CDs	2,761,145	1,757,697	72,500	37,978
Treasury Financial Notes (LFTs)	48,416	58,866	—	—
National Treasury Notes (LTNs)	39,341	18,985	—	—
Other	8,092	35,944	—	—
	2,856,994	1,871,492	72,500	37,978

	3,012,006	2,002,199	78,622	48,158

Cash investments consist of transactions carried out with Brazilian financial institutions, contracted on normal market conditions and at normal market rates. Hence these amounts are available to be used in the Company’s operations.

4) – CONSUMERS AND RESELLERS

	Consolidated		Holding company
Current assets	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Retail supply invoiced	1,635,396	1,841,964	52,937	60,748
Retail supply not invoiced	654,780	599,218	—	—
Wholesale supply to other concession holders	64,200	56,095	—	—
(-) Provision for doubtful receivables	(396,685)	(453,054)	(52,937)	(60,748)
	1,957,691	2,044,223	—	—

An amount of Receivables of R$ 32,505 is recorded in Non-current assets at September 30, 2008 (R$ 36,493 at June 30, 2008), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and the prefecture of Belo Horizonte, to be paid by September 2012 and March 2010, respectively

Credits receivable from an industrial consumer in the amount of R$ 92,880, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan, under Ministerial Order 045/86, are recorded in the accounts. The Company expects this action to be concluded before the end of 2008, and expects the amounts referred to be received in full.

According to rules laid down by Aneel, the criteria for constitution of provisions are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts receivable and unpaid for more than 90 days from residential consumers, more than 180 days from commercial consumers and more than 360 days for the other consumer categories, are provisioned in full.

The provision made for doubtful credits is considered to be sufficient to cover any losses in the realization of these assets.

5) – REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, result in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as shown here:

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Assets
Extraordinary Tariff Recomposition, and “Portion A” – Note 6	627,425	702,177	—	—
Traders – transactions in “free energy” during the rationing program – Note 7	21,575	23,933	—	—
Deferred tariff adjustment – Note 11	260,337	359,029	—	—
PIS/Cofins and Pasep – Note 13	46,240	47,127	—	—
Pre-paid expenses – CVA – Note 8	892,010	775,525	—	—
Review of tariff for use of distribution systems (TUSD)	18,206	17,262	—	—
Recovery of discounts on the TUSD	15,616	23,132	—	—
Low income subsidy	101,262	170,435	—	—
Light for Everyone (Luz para Todos) Program.	26,198	38,807	—	—
Other regulatory assets	5,803	8,871	—	—
	2,014,672	2,166,298	—	—
Liabilities
Purchase of electricity during the rationing period – Note 16	(30,610)	(38,387)	—	—
Revision of transmission revenue	(11,632)	(15,603)	—	—
Amounts to be restituted in the tariff – CVA – Note 8	(662,100)	(706,644)	—	—
Review of Tariff for use of the Distribution System (TUSD)	(15,955)	(15,955)	—	—
Other regulatory liabilities	(4,727)	(7,001)	—	—
	(725,024)	(783,590)	—	—

Taxes, charges and contributions – Deferred liabilities – Note 17	(144,838)	(193,016)	—	—
	(869,862)	(976,606)	—	—

Total	1,144,810	1,189,692	—	—

6) – THE EXTRAORDINARY TARIFF RECOMPOSITION, AND PORTION “A”

The Brazilian federal government, through the Electricity Emergency Chamber (GCE), signed an accord with the electricity distributors and generators in 2001, referred to as “The General Agreement for the Electricity Sector”, which set criteria for ensuring the economic and financial equilibrium of the concession contracts and for “recomposition” of the extraordinary revenues and losses which occurred during the Rationing Program, through an Extraordinary Tariff Recomposition (“RTE”), given to compensate for the variation in non-manageable costs of Portion “A” taking place in the period from January 1 to October 25, 2001.

a) The Extraordinary Tariff Recomposition (RTE)

The RTE came into effect on December 27, 2001, through the following tariff increases:

•                                          Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and the rural, public-illumination and industrial high-voltage consumer classes, for whom the cost of electricity represents 18.00% or more of the average cost of production and who meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                                          Increase of 7.90% for other consumers.

The RTE described above is being used to compensate the following items:

•                                          Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•                                          Passthrough to be made to the generators who bought energy in the MAE – which was succeeded in 2004 by the Electricity Sale Chamber (the “CCEE/MAE”), in the period from June 1, 2001 to February 28, 2002, with price in excess of R$ 49.26/MWh (“free energy”).

b) Portion “A”

The items of Portion “A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which effectively took place in the period.

The recovery of “Portion A” began in March 2008, immediately after the ending of the period of validity of the RTE, using the same mechanisms of recovery. In other words, the adjustment applied to tariffs for compensation of the amounts of the RTE will continue, for compensation of the items of “Portion A”.

The Portion “A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset.

As and when amounts of “Portion A” are received through the tariff, the Company transfers those amounts from Assets to the income statement. For Cemig Distribution SA, the values are as follows:

Amounts transferred to expenses	09/30/2008
Electricity purchased for resale	3,650
Fuel Consumption Account (CCC)	49,558
RGR – Global Reversion Reserve	4,952
Tariff for transport of electricity from Itaipu	108,269
Tariff for use of national grid transmission facilities	14,980
Financial compensation for use of water resources	4,395
Delivery service inspection charge	464
186,268

c) Composition of the balances of the Portion “A”

The amounts to be received in relation to the Portion “A”, recorded in Assets, are:

	Consolidated
	09/30/2008	06/30/2008
Cemig Distribuição S.A
Portion A	577,781	637,523

RME - Light
Portion A	49,644	64,654

Total of Portion A	627,425	702,177

Current assets	370,206	379,707
Non-current assets	257,219	322,470

7) – TRADERS – TRANSACTIONS IN FREE ENERGY

The rights of the subsidiary Cemig Geração e Transmissão in relation to the transactions in “Free Energy” in the Electricity Trading Chamber (CCEE, formerly MAE) during the Rationing Program are as follows:

	Consolidated
	09/30/2008	06/30/2008
ASSETS
Amounts to be received from distributors	46,844	48,414
Provision for losses in realization	(25,269)	(24,481)
	21,575	23,933

Current	14,851	16,193
Non-current	6,724	7,740

The amounts to be received refer to the difference between the prices paid by Cemig Geração e Transmissão in the transactions in energy on the CCEE/MAE, during the period when the Rationing Program was in force, and the amount of R$ 49.26/MWh, which is to be reimbursed through the amounts raised by means of the RTE, as defined in the General Agreement for the Electricity Sector.

In accordance with Aneel Resolution 36 of January 29, 2003, the electricity distributors have since March 2003 been raising and passing through the amounts obtained monthly by means of the RTE to the generators and distributors who have amounts to be received, among which the subsidiary Cemig Geração e Transmissão is included.

The amounts receivable by Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded. See further comments in Explanatory Note 15.

Provision for losses on realization

The provision now constituted, in the amount of R$ 25,269, represents the losses expected due to the period of receipt of the RTE from the distributors that are still passing through funds to the Company not being sufficient for full payment of the amounts owed.

8) – ANTICIPATED EXPENSES AND REGULATORY LIABILITIES – CVA

The balance on the Account to Compensate for Variation of “Portion A” items (CVA) refers to the positive and negative variations between the estimate of Cemig’s non-manageable costs, used for deciding the tariff adjustment, and the payments in fact made. The variations ascertained are compensated in the subsequent tariff adjustments.

The balance on the CVA is shown below:

	Consolidated
	09/30/2008	06/30/2008

Cemig Distribuição	208,647	60,498
RME – Light	21,263	8,383
	229,910	68,881

Current assets	422,231	255,378
Non-current assets	469,779	520,147
Current liabilities	(391,356)	(321,577)
Non-current liabilities	(270,744)	(385,067)
Net amounts	229,910	68,881

9) – TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Current
ICMS recoverable	197,427	180,432	3,804	3,804
Income tax	848,776	690,262	—	—
Social Contribution	293,953	236,303	—	—
Pasep	19,089	16,673	2,594	2,597
Cofins tax	119,663	115,719	12,088	12,090
Others	15,272	13,697	3,670	3,670
Non-current	1,494,180	1,253,086	22,156	22,161
ICMS recoverable
Income tax	86,973	92,337	426	426
Social Contribution	233,255	237,891	233,255	237,751
ICMS recoverable	31,185	32,787	31,185	32,787
	351,413	363,015	264,866	270,964
	1,845,593	1,616,101	287,022	293,125

The credits for the Pasep and Cofins taxes arise from payments made in excess by the company due to adoption of the non-cumulative regime for application of those taxes to revenues of the transmission companies whose electricity supply contracts were prior to October 31, 2003. Subsequent regulations by the Brazilian Federal Revenue Service allowed revision of this situation and qualification for the cumulative tax regime, and as a result of this revision, restitution of excess tax paid in previous periods was allowed.

The balances under Income tax and Social Contribution are tax credits from corporate income tax returns of previous years, and payments made in 2008 which will be offset in the income tax and Social Contribution payable in 2008 – recorded under Taxes, charges and contributions.

The credits of ICMS recoverable, posted in Non-current assets, arise from acquisitions of fixed assets and can be offset in 48 months.

10) – TAX CREDITS

Deferred income tax and Social Contribution

Cemig and its subsidiaries have deferred income tax credits posted in Current assets and Non-current assets, constituted at the rate of 25.00%, and deferred Social Contribution credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Tax credits on temporary differences
Tax loss/negative taxable base	273,260	282,222	51,199	59,581
Contingency provisions	190,370	186,814	96,133	92,626
Provisions for losses on realization of amounts receivable under the Extraordinary Tariff Recomposition and “free energy”	8,592	21,030	—	—
Post-employment obligations	96,262	59,172	3,373	1,495
Provision for doubtful receivables	156,523	174,523	17,998	20,654
Provision for Pasep/Cofins – Extraordinary Tariff Recomposition	9,389	12,250	—	—
Provision for non-recovery of tax credits – Light	(29,616)	(29,616)	—	—
Financial instruments	80,890	88,349	—	—
FX variation	76,609	70,816	—	—
Others	64,980	42,127	924	704
	927,259	907,687	169,627	175,060

Current assets	330,974	283,913	66,914	56,416
Non-current assets	596,285	623,774	102,713	118,644

At its meeting on March 6, 2008, the Board of Directors approved the technical study prepared by Cemig’s Department for Finance, Investor Relations and Control of Holdings on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study includes Cemig and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição, and was submitted to Cemig’s Audit Board for examination on March 6, 2008,

In accordance with the individual estimates of Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on September 30, 2008 to be realized according to the following estimate:

	Consolidated	Holding company

2008	205,559	33,960
2009	205,385	43,938
2010	100,283	24,752
2011	116,099	23,481
2012	80,759	23,672
2013 to 2015	101,361	19,149
2016 and 2017	147,429	675
(-) Provision for losses on recovery of tax credits – RME Light	(29,616)	—
	927,259	169,627

As well as the provision for non-recovery of tax credits of Light, on September 30, 2008 the holding company had tax credits not recognized in its financial statements, in the amount of R$ 444,883 (R$ 443,498 on June 30, 2008).

The credits not recognized arise basically from the effective loss arising from the assignment of the credits of accounts receivable from the state government to the Credit Receivables Fund in the first quarter of 2006 (as per Explanatory Note 12). As a result of this assignment the provision for losses on recovery of the amounts constituted in previous years became deductible for the purposes of income tax and Social Contribution. The portion not recognized in relation to this issue is R$ 437,509.

Considering that the Brazilian tax legislation allows companies to benefit from payment of interest on equity, deducting such payments from their taxable profit, the company adopted the tax option of paying interest on equity to its stockholders. In accordance with its tax planning, after the offsetting, in the coming years, of taxes that are recorded as offsettable, the Company will pay interest on equity in an amount that will reduce its taxable profit to an amount just greater than or equal to zero. As a consequence, this alternative will eliminate the payment of income tax and Social Contribution by the Cemig holding company, and the unrecognized tax losses will not be recovered.

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	Consolidated		Holding company
	09/30/2008	09/30/2007 Reclassified	09/30/2008	09/30/2007 Reclassified

Profit before income tax and Social Contribution	2,591,152	2,287,396	1,734,874	1,543,284
Income tax and Social Contribution – nominal expense	(880,992)	(777,715)	(589,857)	(524,717)
Tax effects applicable to:
Equity income from subsidiaries	—	—	511,136	457,604
Employees’ profit shares	22,332	21,675	787	420
Non-deductible contributions and donations	(5,529)	(5,471)	(204)	(201)
Tax credits not recognized	335	184	9	(473)
Recognition of Deferred Tax Asset		81,924	—	—
Amortization of goodwill	(4,160)	—	(4,160)	—
Tax incentive amounts	12,608	—	35	36
Adjustment to Income tax and Social Contribution of previous year	(7,746)	—	(8,488)	—
Others	28,460	13,554	(429)	(5,960)
Income tax and Social Contribution – effective expense	(834,692)	(665,849)	(91,171)	(73,291)

11) – DEFERRED TARIFF ADJUSTMENT

Aneel, through Homologating Resolution 71, which was published with backdated effect on April 4, 2004, defined the results of the periodic tariff revision of Cemig Distribuição.

The periodic tariff review includes the repositioning of the electricity retail supply tariffs at a level compatible with the preservation of the economic-financial equilibrium of the concession contract, providing sufficient revenue to cover efficient operational costs and adequate remuneration of the investments.

The average adjustment applied to Cemig’s tariffs on April 8, 2003, on a provisional basis, was 31.53%. However, as described in the Resolution mentioned, the final tariff repositioning for Cemig should be 44.41%. The percentage difference of 12.88% is being compensated in the tariffs.

The last portion for receipt of the tariff adjustment differential was decided on April 8, 2008, and included in the tariff adjustment that took place on April 8, 2008.

The amounts relating to the Deferred Tariff Adjustment are updated in monetary terms by the IGP-M inflation index plus interest of 11.26% per year.

	Consolidated
	09/30/2008	06/30/2008

Deferred tariff adjustment – since April 8, 2003	949,612	949,612
Interest (defined by Aneel – 11.26% p.a.)	467,696	458,899
Monetary updating – IGP-M inflation index	224,831	219,255
(-) Amounts raised	(1,381,802)	(1,268,737)
	260,337	359,029

Additionally, deferred taxes applicable to actual revenue were recognized, the balance of which on September 30, 2008 was R$ 112,596.

12) – ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS; AND THE RECEIVABLES FUND (“FIDC”)

The outstanding credit balance receivable on the CRC (Results Compensation) Account was passed to the State of Minas Gerais in 1995, under an agreement to assign that account (“the CRC Contract”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus inflation correction by the Ufir index.

On January 24, 2001 the First Amendment to the agreement with the Minas Gerais state government (“the CRC Contract”) was signed: it replaced the inflation indexation unit specified in the contract (the Ufir), with the IGP-DI inflation index, backdated to November 2000 – reflecting the abolition of the Ufir in October 2000.

In October, 2002, the Second and Third Amendments to the CRC Contract were signed, establishing new conditions for amortization of the credits by the Government of Minas Gerais State, the principal clauses being the following: (i) adjustment by the IGP-DI inflation index; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the second and third amendments, respectively; and (iv) guarantee of one hundred percent retention of the dividends payable to the State Government for settlement of the 3rd amendment.

a) The Fourth Amendment to the CRC contract

As a result of default in the receipt of the credits referred to in the Second and Third Amendments, the Fourth Amendment was signed with the aim of making possible the full receipt of the CRC through retention of dividends as and when the government of the state becomes entitled to them. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC contract had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, corresponding to R$ 4,061,167 on September 30, 2008.

Under the Fourth Amendment, the state government must amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035 inclusive. The amounts of the portions for amortization of the principal (which are updated by the IGP-DI inflation index) increase over the period, from R$ 28,828 for the first payment, to R$ 90,653 for the 61st – expressed in currency of September 30, 2008.

Under the Fourth Amendment the debt is to be amortized by means of retention of 65.00% of the minimum obligatory dividends payable to the state government. If the amount is not sufficient to amortize the portion becoming due, the retention may be of up to 65% of all and any amount of extraordinary dividends or Interest on Equity. These dividends retained are used to amortize the contract in the following order: (i) settlement of past due installments; (ii) settlement of the current installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On September 30, 2008 the installments of the contract becoming due on December 31, 2008 and June 30, 2009 had already been amortized.

The signature of the Fourth Amendment to the contract provides that, so as to ensure complete receipt of the credits, the provisions of Clause 11 of the Bylaws must be obeyed – they define certain targets to be met annually in conformity with the Strategic Plan, which must be complied with.

Target	Index required
Debt/Ebitda	Less than 2 (1)
Debt/(Debt plus Stockholders’ equity)	Less than or equal to 40.00% (2)
Capital expenditure and acquisition of assets	Less than or equal to 40.00% of Ebitda

Ebitda = Profit before interest, taxes on profit, depreciation and amortization.

(1)   Less than 2.5 in certain situations established in the Bylaws.

(2)   Less than or equal to 50% in certain situations established in the Bylaws.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The value of the FIDC was established by the administrator based on long-term financial projections for Cemig, estimating the dividends that will be retained for amortization of the outstanding debtor balance on the CRC contract. Based on these projections the FIDC was valued at a total of R$ 1,659,125, made up of R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI rate, plus interest of 1.7% per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the revaluation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI rate plus interest of 1.70% per year.

The movement in the FIDC in the 2nd quarter of 2008 is as follows:

Consolidated and Holding company

Balance on June 30, 2008	1,714,504
Monetary updating on the senior units	33,700
Monetary updating on the subordinated units	9,287
Amortization of the senior units	—
Balance on September 30, 2008	1,757,491

Composition of the FIDC on September 30, 2008
- Senior units held by third parties	954,333

- Subordinated units held by Cemig	801,698
Dividends held by the Fund	1,460
803,158

TOTAL	1,757,491

The dividends and Interest on Equity proposed by the Executive Board to the Board of Directors, to be distributed to stockholders for the business year 2007, are posted in Current liabilities. Of the dividends to be distributed, R$ 96,675 is payable to the Minas Gerais state government, and R$ 62,839 will be retained for repayment of part of the due receivables on the CRC.

c) Consolidation criterion of the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units in the event that the dividends due to the state government are not sufficient for amortization of the installments, the consolidated financial statements present the balance of the FIDC in full, in Cemig – the senior units are presented as a debt under Loans and financings in Current and Non-current liabilities. Similarly, in the consolidation the monetary updating of the FIDC is recognized in full as a financial expense, and in counterpart the amount of the monetary updating of the senior units is registered as a cost of debt.

13) – REGULATORY ASSET – PIS/PASEP AND COFINS

Federal Laws 10637 and 10833 changed the taxable bases of application, and increased the rates, of the PIS/Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

Since this increase in the expense is to be restituted to the company through tariffs, the related credits were registered, in accordance with a criterion defined by Aneel, as a regulatory asset and there was a counterpart reduction in the expense on PIS, Pasep and Cofins taxes.

	Consolidated
	09/30/2008	06/30/2008

Cemig Distribuição	46,240	46,240
Cemig Geração e Transmissão	—	275
RME – Light	—	612
	46,240	47,127

14) – INVESTMENTS

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008

In subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	—	—	3,657,120	3,410,674
Cemig Distribuição	—	—	2,994,076	2,853,732
Rio Minas Energia Participações	—	—	361,859	333,603
Infovias	—	—	268,819	264,331
Gasmig	—	—	236,360	223,489
Rosal Energia	—	—	106,102	99,440
Sá Carvalho	—	—	113,334	106,911
Horizontes Energia	—	—	72,863	70,757
Usina Térmica Ipatinga	—	—	73,318	70,504
Cemig PCH	—	—	59,499	56,926
Cemig Capim Branco Energia	—	—	79,049	69,738
Companhia Transleste de Transmissão	—	—	14,071	14,012
UTE Barreiro	—	—	3,446	4,628
Companhia Transudeste de Transmissão	—	—	8,363	8,312
Usina Hidrelétrica Pai Joaquim	—	—	488	499
Companhia Transirapé de Transmissão	—	—	6,169	6,191
Transchile	—	—	24,063	16,511
Efficientia	—	—	7,945	6,533
Central Termelétrica de Cogeração	—	—	147	84
Companhia de Transmissão Centroeste de Minas	—	—	6,762	6,723
Cemig Trading	—	—	23,315	22,525
Empresa Paraense de Transmissão de Energia-ETEP	—	—	15,981	16,548
Empresa Norte de Transmissão de Energia-ENTE	—	—	30,481	28,256
Empresa Regional de Transmissão de Energia-ERTE	—	—	5,899	5,537
Empresa Amazonense de Transmissão de Energia-EATE	—	—	55,527	58,204
Empresa Catarinense de Transmissão de Energia-ECTE	—	—	4,689	4,258
Axxiom Soluções Tecnológicas	—	—	1,892	2,058
	—	—	8,231,637	7,760,984

In consortia	1,098,881	1,082,603	—	—
Goodwill on acquisition of the stake in Infovias	—	—	2,238	2,517
Goodwill on acquisition of the stake in Rosal Energia	—	—	34,535	35,917
Goodwill on acquisition of the stake in EPTE	—	—	25,455	25,736
Goodwill on acquisition of the stake in ENTE	—	—	37,811	38,202
Goodwill on acquisition of the stake in ERTE	—	—	8,659	8,748
Goodwill on acquisition of the stake in EATE	—	—	143,640	144,584
Goodwill on acquisition of the stake in ECTE	—	—	6,918	6,997
In other investments	21,539	25,227	3,499	7,149
	1,120,420	1,107,830	262,755	269,850
	1,120,420	1,107,830	8,494,392	8,030,834

a) The main information on the investees is as follows:

		On September 30, 2008			January to September 2008
Subsidiaries	Number of Shares	Cemig stake (%)	Registered Capital	Stockholders’ Equity	Dividends	Profit (Loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	2,896,785	3,657,120	139,007	776,977
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,994,076	113,529	666,037
Infovias	381,023,385	100.00	225,082	268,819	—	13,829
Rosal Energia	86,944,467	100.00	86,944	106,102	—	15,841
Sá Carvalho	860,000,000	100.00	86,833	113,334	—	19,306
GASMIG	196,155,000	55.19	181,063	428,245	—	62,204
Horizontes Energia	64,257,563	100.00	64,258	72,863	—	6,540
Usina Térmica Ipatinga	64,174,281	100.00	64,174	73,318	—	7,511
Cemig PCH	50,952,000	100.00	50,953	59,499	—	7,804
Cemig Capim Branco Energia	45,528,000	100.00	45,528	79,049	—	26,256
Companhia Transleste de Transmissão	46,569,000	25.00	49,569	56,281	5,392	6,284
UTE Barreiro	11,918,000	100.00	11,918	3,446	—	(2,063)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	34,843	—	2,527
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	488	—	2
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	25,183	—	1,659
Transchile	22,000	49.00	49,108	49,108	—	—
Efficientia	6,051,994	100.00	6,052	7,945	—	3,721
Central Termelétrica de Cogeração	1,000	100.00	1	147	—	141
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	13,258	—	—
Rio Minas Energia	12,000	25.00	709,310	1,447,435	—	385,208
Cemig Trading	160,000	100.00	160	23,315	—	23,171
Empresa Paraense de Transmissão de Energia - ETEP	45,000,010	18.84	69,063	84,797	10,414	16,608
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	18.35	120,128	166,107	—	30,483
Empresa Regional de Transmissão de Energia - ERTE	23,400,000	18.35	23,400	32,144	—	7,259
Empresa Amazonense de Transmissão de Energia - EATE	180,000,010	16.63	273,469	333,937	42,459	65,630
Empresa Catarinense de Transmissão de Energia ECTE	42,095,000	7.50	42,095	62,523	—	15,699
Axxiom Soluções Tecnológicas	2,000	49.00	4,200	3,861	—	(338)

		At June 30, 2008			January to September 2007
Subsidiaries	Number of Shares	Cemig Stake (%)	Registered Capital	Stockholders’ Equity	Dividends	Profit (Loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	2,896,785	3,410,674	140,900	625,928
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,853,732	112,207	706,470
Infovias	381,023,385	100.00	225,082	264,331	—	10,242
Rosal Energia	86,944,467	100.00	86,944	99,440	—	12,950
Sá Carvalho	860,000,000	100.00	86,833	106,911	—	16,332
GASMIG	196,155,000	55.19	174,497	404,926	—	62,545
Horizontes Energia	64,257,563	100.00	64,258	70,757	—	5,149
Usina Térmica Ipatinga	64,174,281	100.00	64,174	70,504	—	5,432
Cemig PCH	50,952,000	100.00	50,953	56,926	—	11,222
Cemig Capim Branco Energia	45,528,000	100.00	45,528	69,738	—	21,538
Companhia Transleste de Transmissão	46,569,000	25.00	49,569	56,050	—	5,628
UTE Barreiro	11,918,000	100.00	11,918	4,628	—	5,446
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	34,632	—	1,712
Central Hidrelétrica Pai Joaquim	1,000	100.00	1	499	—	6
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	25,272	—	251
Transchile	22,000	49.00	33,696	33,696	—	—
Efficientia	3,742,249	100.00	3,742	6,533	—	1,037
Central Termelétrica de Cogeração	1,000	100.00	1	84	—	248
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	13,183	—	—
Rio Minas Energia	12,000	25.00	709,310	1,334,410	—	482,175
Cemig Trading	160,000	100.00	160	22,526	—	5
Empresa Paraense de Transmissão de Energia – ETEP	45,000,010	18.83	69,063	87,885	—	15,605
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	18.35	120,128	153,971	—	30,707
Empresa Regional de Transmissão de Energia – ERTE	23,400,000	18.35	23,400	30,171	—	7,440
Empresa Amazonense de Transmissão de Energia – EATE	180,000,010	16.62	273,469	350,200	—	68,794
Empresa Catarinense de Transmissão de Energia ECTE	42,095,000	7.50	42,095	56,762	—	13,922
Axxiom Soluções Tecnológicas	2,000	49.00	4,200	4,200	—	—

Changes in investment in subsidiaries have been as follows:

	06/30/2008	Equity Income	Injections (Reductions) of Capital	Dividends Proposed	Others	09/30/2008

Cemig Geração e Transmissão	3,410,674	293,485	—	(47,040)	1	3,657,120
Cemig Distribuição	2,853,732	178,761	—	(38,418)	1	2,994,076
Infovias	264,331	4,488	—	—	—	268,819
Rosal Energia	99,440	6,663	—	—	(1)	106,102
Sá Carvalho	106,911	6,423	—	—	—	113,334
GASMIG	223,489	12,870	—	—	1	236,360
Horizontes Energia	70,757	2,106	—	—	—	72,863
Usina Térmica Ipatinga	70,504	2,814	—	—	—	73,318
Cemig PCH	56,926	2,573	—	—	—	59,499
Cemig Capim Branco Energia	69,738	9,150	161	—	—	79,049
Companhia Transleste de Transmissão	14,012	558	—	(405)	(94)	14,071
UTE Barreiro	4,628	(1,182)	—	—	—	3,446
Companhia Transudeste de
Transmissão	8,312	82	—	—	(31)	8,363
Central Hidrelétrica Pai Joaquim	499	(11)	—	—	—	488
Companhia Transirapé de Transmissão	6,191	(3)	—	—	(19)	6,169
Transchile	16,511	—	7,552	—	—	24,063
Efficientia	6,533	1,411	—	—	1	7,945
Central Termelétrica de Cogeração	84	63	—	—	—	147
Companhia de Transmissão Centroeste de Minas	6,723	—	39	—	—	6,762
Rio Minas Energia	333,603	28,256	—	—	—	361,859
Cemig Trading	22,525	790	—	—	—	23,315
Empresa Paraense de Transmissão de Energia – ETEP	16,548	1,064	—	(1,962)	331	15,981
Empresa Norte de Transmissão de Energia – ENTE	28,256	1,661	—	—	564	30,481
Empresa Regional de Transmissão de Energia – ERTE	5,537	362	—	—	—	5,899
Empresa Amazonense de Transmissão de Energia – EATE	58,204	3,482	—	(7,060)	901	55,527
Empresa Catarinense de Transmissão de Energia – ECTE	4,258	431	—	—	—	4,689
Axxiom Soluções Tecnológicas	2,058	(166)	—	—	—	1,892
	7,760,984	556,131	7,752	(94,885)	1,655	8,231,637

b) Stockholding in Light

There was a discount on the acquisition of Light – the difference between the amount paid by RME and the book value of the stake in the stockholders’ equity of Light – in the amount of R$ 364,961 (Cemig’s portion is 25.00%). This discount arises from the estimate of the results of future years based on commercial operation of the electricity distribution and generation concessions, and thus is being amortized, on a linear basis, from October 2006 to May 2026, the date of the termination of the distribution concession. The remaining value of the discount (R$ 84,009) is presented in the consolidation as Future Earnings.

On May 16, 2007 the Brazilian Development Bank (“BNDES”) converted 90% of its debentures into shares in Light S.A. corresponding to 31.40% of the registered capital. This reduced the stake held by Rio Minas Energia Participações S.A. (“RME”) in Light S.A. from 79.39% to 54.20%, and consequently the stake held by Cemig from 19.85% to 13.55%. Subsequently, on October 19, 2007, the BNDES exercised the right given by 72,727 warrants, which reduced RME’s stake to 52.25%, and the stake held by Cemig to 13.06%.

c) Acquisition of stakes in electricity transmission companies

The goodwill on acquisition of the electricity companies Empresa Amazonense de Transmissão de Energia S.A. – EATE, Empresa Paraense de Transmissão de Energia S.A. – ETEP, Empresa Norte de Transmissão de Energia S.A. – ENTE, Empresa Regional de Transmissão de Energia S.A.– ERTE and Empresa Catarinense de Transmissão de Energia S.A. – ECTE, corresponding to the difference between the amount paid and the book value of the stake in the stockholders’ equity of the jointly-controlled subsidiaries, arises from expectation of future earnings on the basis of the commercial operation of the transmission concessions. Amortization of the goodwill will take place over the remaining period of validity of the concessions (from August 2006 to 2030/2032). In the consolidated financial statements the amount of the goodwill was included in Fixed assets – Intangible.

d) Investments in Infovias

The goodwill on the acquisition of Infovias is attributable to the expectation of future profitability, calculated on the projected cash flow, and is being amortized in a linear manner over the period from January 2005, to June 2012. In the consolidated statements the value of the goodwill was transferred to Deferred.

Sale of Way TV by Infovias

At an auction held on July 27, 2006 Way TV Belo Horizonte S.A., an indirect subsidiary of Cemig (through its investment of 65.25% in Infovias) was sold in full (100% of the shares) to TNL PCS Participações S.A., a subsidiary of Tele Norte Leste Participações S.A. Of the total sale price, R$ 103 million was payable to Infovias. The price represents a premium of 65% on the minimum auction price, and the sale was conditional upon approval by the Brazilian Telecoms Regulator, Anatel.

On October 23, 2007 Anatel approved the transaction, pending publication in the federal Official Gazette, after reconsidering a decision made on March 19, 2007, when it had refused approval for the transfer of stockholding control.

The profit of Infovias from this sale, in the amount of R$ 54,079,000, was recognized in the 4th quarter of 2007, when the approval was published in the federal Official Gazette.

e) Consortia

Cemig participates in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession, and controls of the specific portion equivalent to the investments made are kept in the books of account of Cemig, as follows:

	Share of energy generated %	Average annual depreciation rate %	Consolidated 09/30/2008	Consolidated 06/30/2008
Holding company
In Service
Porto Estrela Plant	33.33	2.48	38,625	38,625
Igarapava Plant	14.50	2.58	55,554	55,554
Funil Plant	49.00	2.77	181,403	181,403
Queimado Plant	82.50	2.45	193,599	193,599
Aimorés Plant	49.00	2.50	512,946	512,946
Amador Aguiar Plants I and II	21.05	2.51	54,513	54,351
Accumulated depreciation			(107,628)	(99,203)
Total in operation			929,012	937,275

In Progress
Queimado Plant	82.50		13,125	13,125
Funil Plant	49.00		259	134
Aimorés Plant	49.00		30,738	26,796
Baguari Plant	34.00		125,747	105,273
Total under construction			169,869	145,328

Total, Consortia			1,098,881	1,082,603

f) New Acquisitions

Acquisition of Interest in Transmission Companies

On September 24, 2008, Brookfield exercised its option to sell its shares representing the following percentages of the voting capital of the following companies to Cemig and Alupar Investimento S.A. in the proportion of 95% and 5% respectively: Empresa Amazonense de Transmissão de Energia S.A. – EATE, 24.99%; Empresa Paraense de Transmissão de Energia S.A. – ETEP, 24.99%; Empresa Norte de Transmissão de Energia S.A. – ENTE, 18.35%; Empresa Regional de Transmissão de Energia S.A. – ERTE, 18.35%; Empresa Catarinense de Transmissão de Energia S.A. – ECTE, 7.49%.

The amount to be paid by Cemig for the 95% of the shares owned by Brookfield will be R$ 330.6 million, with base date August 16, 2006, which will be adjusted up to the date of closing, expected in the 4th quarter of 2008.

The conclusion of the transaction and actual acquisition by Cemig of the shares are subject to approval of the transfer of the shares from the above-mentioned companies, by the National Electricity Agency (Aneel), and by the Brazilian Development Bank (BNDES) and other financing bodies.

Constitution of the UHE Itaocara, PCH Paracambi and PCH Lajes Consortia

On July 3, 2008 the Board of Directors authorized Cemig Geração e Transmissão to take stakes of 49% in three hydroelectric projects: the Itaocara, Paracambi and Lajes Small Hydro Plants (PCHs) and to enter into the following contracts for their constitution: The UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda.; the PCH Paracambi Consortium, in partnership with Lightger Ltda.; and the PCH Lajes Consortium, in partnership with Light Energia S.A.; the object in all cases being analysis of the technical and economic feasibility, preparation of the plans, construction, operation, maintenance and commercial operation of the respective projects.

15) – ASSETS AND INTANGIBLE ASSETS

	Consolidated
	09/30/2008			06/30/2008
	Historic cost	Accumulated depreciation	Net amount	Net amount
In service	21,210,059	(9,298,691)	11,911,368	11,835,317
- Distribution	11,151,416	(4,997,696)	6,153,720	6,082,159
Intangible	94,632	(59,654)	34,978	36,653
Land	30,426	—	30,426	30,427
	308,819	(159,024)	149,795	152,117
Machines and equipment	10,629,552	(4,725,451)	5,904,101	5,827,575
Vehicles	66,471	(36,466)	30,005	30,750
Furniture and utensils	21,516	(17,101)	4,415	4,637

- Generation	7,235,596	(3,066,745)	4,168,851	4,154,610
Intangible	87,358	(49,278)	38,080	39,757
Land	202,306	—	202,306	202,306
Reservoirs, dams and water courses	3,891,638	(1,429,294)	2,462,344	2,481,016
	792,566	(358,072)	434,494	439,140
Machines and equipment	2,255,001	(1,224,146)	1,030,855	991,694
Vehicles	3,386	(2,912)	474	314
Furniture and utensils	3,341	(3,043)	298	383

- Transmission	1,830,501	(688,392)	1,142,109	1,145,776
Intangible	230,006	(2,710)	227,296	218,707
Land	2,225	—	2,225	2,225
	105,045	(58,314)	46,731	49,460
Machines and equipment	1,492,136	(626,667)	865,469	875,001
Vehicles	322	(163)	159	150
Furniture and utensils	767	(538)	229	233

- Administration	553,795	(364,233)	189,562	193,638
Intangible	152,621	(105,193)	47,428	58,602
Land	2,501	—	2,501	2,501
	71,327	(38,406)	32,921	33,539
Machines and equipment	240,405	(153,733)	86,672	77,639
Vehicles	40,050	(30,044)	10,006	10,840
Furniture and utensils	46,891	(36,857)	10,034	10,517

Telecoms	340,096	(154,668)	185,428	186,246
Intangible	712	(337)	375	416
Land	70	—	70	70
	55	(7)	48	48
Machines and equipment	338,845	(154,034)	184,811	185,576
Furniture and utensils	414	(290)	124	136

- Gas	98,655	(26,957)	71,698	72,888
Intangible	1,350	—	1,350	1,350
Land	31	—	31	31
	2,219	(568)	1,651	1,681
Machines and equipment	94,634	(26,216)	68,418	69,566
Vehicles	41	(4)	37	39
Furniture and utensils	380	(169)	211	221

	Consolidated
	09/30/2008			06/30/2008
	Historic cost	Accumulated depreciation	Net amount	Net amount

In progress	1,743,862	—	1,743,862	1,686,874
- Distribution
Intangible	49,555	—	49,555	46,391
Fixed assets	961,499	—	961,499	919,989
- Generation
Intangible	30,050	—	30,050	29,555
Fixed assets	266,220	—	266,220	298,088
- Transmission
Intangible	401	—	401	673
Fixed assets	134,641	—	134,641	114,315
- Administration
Intangible	124,517	—	124,517	108,557
Fixed assets	113,176	—	113,176	120,136
- Telecoms – Fixed assets	18,138	—	18,138	16,929
- Gas – Fixed assets	45,665	—	45,665	32,241
ASSETS AND INTANGIBLE ASSETS
“Special Obligations” linked to the concession	22,953,921	(9,298,691)	13,655,230	13,522,191
Fixed and intangible assets, net	(2,547,645)	56,588	(2,491,057)	(2,512,579)
In progress	20,406,276	(9,242,103)	11,164,173	11,009,612

“Special Obligations linked to the Concession” refers basically to contributions by consumers for carrying out of works necessary to meet requests for supply of electricity.

Under an Aneel Resolution, the balances of the “Special Obligations” linked to assets will now be amortized as from the second cycle of tariff reviews, which in the case of Cemig Distribuição is from April 8, 2008, corresponding to the average rate of depreciation of the assets.

The amount of R$ 339,736 was recorded in Fixed assets in progress – Distribution, on September 30, 2008 (R$ 380,496 on June 30, 2008), in relation to the “Light for Everyone” program.

Some land sites and buildings of the subsidiaries which were given in guarantee in lawsuits involving tax, labor-law, civil and other disputes are recorded in Fixed assets – Administration. These were posted at the amount of R$ 8,435 on September 30, 2008, net of depreciation (R$ 8,568, on June 30, 2008).

16) – SUPPLIERS

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Current
Wholesale supply and transport of electricity - Eletrobrás – energy from Itaipu	161,620	134,324	—	—
Furnas	64,269	24,273	—	—
CCEE	115,204	50,143	—	—
Purchase of “Free Energy” during the rationing period	29,911	33,526
Others	140,296	205,334	—	—
	511,300	447,600	—	—
Materials and services	256,603	194,076	7,885	10,690
	767,903	641,676	7,885	10,690
Non-current
Wholesale electricity supply - Purchase of “Free Energy” during the rationing period	699	4,861	—	—
	699	4,861	—	—

Of the amounts in relation to purchase of “Free energy”, a substantial part will be paid by September 2009, with inflation adjustment at the Selic rate plus 1.00% in interest per year. The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions for purchase of “Free energy” during the period of rationing, may result in changes in the amounts recorded. See further information in Explanatory Note 21.

17) – TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Current
Income tax	704,736	484,598	48,524	35,053
Social Contribution	244,592	163,641	18,543	13,377
ICMS tax	299,663	293,532	18,092	18,091
Cofins tax	99,534	97,708	12,839	19,045
Pasep	18,745	18,310	2,787	4,135
Social security system	16,576	16,774	1,327	1,354
Others	17,517	19,195	873	870
	1,401,363	1,093,758	102,985	91,925

Deferred obligations
Income tax	86,194	114,998	—	—
Social Contribution	31,030	41,872	—	—
Cofins tax	22,689	29,700	—	—
Pasep	4,925	6,446	—	—
	144,838	193,016	—	—
	1,546,201	1,286,774	102,985	91,925

Non-current
Deferred obligations
Income tax	196,507	201,027	—	—
Social Contribution	49,190	51,791	—	—
Cofins tax	29,939	3,106	—	—
Pasep	10,394	1,401	—	—
Others	7,671	8,093	—	—
	293,701	265,418	—	—

The net deferred obligations mainly relate to the regulatory assets and liabilities and are owed as and when these assets and liabilities are received or paid, respectively.

The other income tax and Social Contribution liabilities payable recorded in Current liabilities will be offset by the prepaid expenses posted in Assets, under Taxes offsettable.

18) – LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal			09/30/2008			06/30/2008
	maturity	Annual cost (%)	Currencies	Current	Non-current	Total	Total
FINANCING SOURCES
FOREIGN CURRENCY
ABN AMRO Bank – N. ( ) (3)	2013	6,00	US$	1,579	95,715	97,294	79,688
ABN AMRO Real S.A. (4)	2009	6,35	US$	14,746	6,939	21,685	17,650
Banco do Brasil – A. – Various bonds (1)	2024	Various	US$	15,002	80,232	95,234	78,090
Banco do Brasil S.A. (5)	2009	3,90	JPY	2,123	69,761	71,884	59,337
Banco Paribas	2012	5,89	EURO	3,064	7,499	10,563	11,424
Banco Paribas	2010	Libor + 1,875	US$	23,332	22,231	45,563	37,399
KFW	2016	4,50	EURO	1,946	13,322	15,268	14,051
UNIBANCO (6)	2009	6,50	US$	271	8,922	9,193	7,522
UNIBANCO (7)	2009	5,50	US$	81	3,903	3,984	3,267
UNIBANCO (8)	2009	5,00	US$	280	16,430	16,710	13,721
Brazilian national Treasury (10)	2024	Libor + Spread	US$	5,615	29,930	35,545	29,269
Santander (13)	2008	5,29	US$	5,076	—	5,076	4,222
Itaú (13)	2008	4,88	US$	—	—	—	4,321
ABC Brasil (13)	2008	7,70	US$	—	—	—	6,308
Banco do Brasil (13)	2008	4,69	US$	2,620	—	2,620	—
InterAmerican Development Bank (13)	2026	4,80	US$	8	12,127	12,135	—
InterAmerican Development Bank (13)	2026	4,43	US$	569	23,148	23,717	19,753
Others	2025	Various	Various	9,925	6,388	16,313	13,779
Debt in foreign currency				86,237	396,547	482,784	399,801
BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106,00 of CDI	R$	242	75,000	75,242	75,180
Banco do Brasil	2009	111,00 of CDI	R$	13,487	118,822	132,309	127,758
Banco do Brasil	2013	CDI + 1,70	R$	8,891	109,277	118,168	115,876
Banco do Brasil	2013	107,60 of CDI	R$	6,849	126,000	132,849	128,417
Banco do Brasil	2014	104,10 of CDI	R$	65,916	1,200,000	1,265,916	1,225,032
Banco Itaú – BBA	2008	CDI + 2,00	R$	45,104	—	45,104	43,483
Banco Itaú – BBA	2014	CDI + 1,70	R$	20,183	304,338	324,521	323,897
HSBC Bank Brasil S.A	2008	CDI + 2,00	R$	67,656	—	67,656	65,225
Banco Votorantim S.A.	2010	113,50 of CDI	R$	2,031	54,372	56,403	54,419
Banco Votorantim S.A.	2013	CDI + 1,70	R$	2,494	101,315	103,809	102,700
Bradesco	2014	CDI + 1,70	R$	28,013	379,073	407,086	394,643
Debentures (12)	2009	CDI + 1,20	R$	41,073	349,556	390,629	377,322
Debentures (12)	2011	104,00 of CDI	R$	26,257	238,816	265,073	256,521
Debentures – M. G. State Govt. (12) (15)	2030/2031	IGP-M	R$	—	31,980	31,980	31,052
Debentures (12)	2014	IGP-M + 10,50	R$	10,469	302,027	312,496	299,540
Debentures (12)	2017	IPCA + 7,96	R$	26,151	421,622	447,773	433,167
Eletrobrás (15)	2013	FINEL + 7,50 to 8,50	R$	13,356	48,052	61,408	64,817
Eletrobrás (15)	2023	UFIR, RGR + 6,00 to 8,00	R$	44,311	226,945	271,256	276,179
Santander	2013	CDI + 1,70	R$	1,978	79,673	81,651	80,812
Unibanco	2009	CDI + 2,98	R$	6,860	104,095	110,955	106,707
Unibanco	2013	CDI + 1,70	R$	24,250	309,285	333,535	332,253
Unibanco (2)	2013	CDI + 1,70	R$	3,828	73,587	77,415	74,689
Banco do Nordeste do Brasil	2010	TR+7,30	R$	55,147	47,320	102,467	100,100
Itaú and Bradesco (9)	2015	CDI + 1,70	R$	123,980	830,353	954,333	920,633
Minas Gerais Development Bank	2025	10,00	R$	655	9,836	10,491	10,651
Banco do Brasil (14)	2020	TLJP + 2,55	R$	—	28,249	28,249	20,805
Unibanco S.A. (14)	2021	TLJP + 2,55	R$	—	4,062	4,062	—
BNDES – Finem (10)	2014	TLJP + 4,30	R$	9,702	92,843	102,545	79,876
Debentures I and IV (10)	2010/2015	TJLP + 4,00	R$	3,982	2,083	6,065	9,441
Debentures V (10)	2014	CDI + 1,50	R$	11,695	237,500	249,195	249,536
CCB Bradesco (10)	2017	CDI + 0,85	R$	13,417	112,500	125,917	122,114
ABN Amro (10)	2010	CDI + 0,95	R$	257	20,000	20,257	—
BNDES – A/B/C/D Principal Subcredit (11)	2014/2016	Various	R$	20,041	113,475	133,516	134,923
Others	2007/2017	Various	R$	13,310	24,672	37,982	39,364
Debt in Brazilian currency				711,585	6,176,728	6,888,313	6,677,132
Overall total, consolidated				797,822	6,573,275	7,371,097	7,076,933

(1)	Interest rates vary: 2.00 to 8.00% per year;

Six-month Libor plus spread of 0.81 to 0.88% per year.

(2)	Loans of the holding company.
(3) to (8)

Swaps with exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (1) 111.00% of the CDI rate; (2) CDI rate + 2.98% p.a. (3) CDI + 3.01% p.a.; (3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.;

(9)	Refers to the Senior Units of the credit rights funds. See Explanatory Note 12.
(10)	Loans, financings and debentures of RME (Light).
(11)	Consolidated loans and financings of the transmission companies acquired in August 2006.
(12)	Non-convertible debentures: Unsecured, nominal, book-entry debentures, without preference.
(13)	Financing of Transchile.
(14)	Financing of Cachoeirão.
(15)	Contracts adjusted to present value, as per changes in the Corporate Law made by Law 11638/07

The consolidated breakdown of loans, by currency and indexor, with the respective amortization, is as follows: 2008

	2008	2009	2010	2011	2012	2013	2014	2015	2016 and later	Total
Currencies
US Dollar	49,729	83,740	50,174	38,654	35,372	32,062	5,175	2,244	83,456	380,606
Euro	1,123	4,775	4,775	4,775	3,277	1,776	1,776	1,777	1,777	25,831
Yen	2,123	69,761	—	—	—	—	—	—	—	71,884
UMBNDES (**)	307	718	473	349	349	349	349	349	1,220	4,463
	53,282	158,994	55,422	43,778	38,998	34,187	7,300	4,370	86,453	482,784

Indexors
IPCA (Amplified Consumer Price Index)	26,151	—	—	—	—	—	—	140,541	281,081	447,773
UFIR (Fiscal Reference Unit)	13,006	47,374	48,781	42,276	33,446	25,218	21,182	17,388	25,576	274,247
CDI (Interbank CD Rate)	451,538	703,472	623,126	720,022	935,094	1,080,677	635,318	152,523	37,500	5,339,270
FINEL (Eletrobrás Internal Index)	4,761	12,561	14,285	12,013	10,055	7,733	—	—	—	61,408
URTJ (*)	12,157	35,034	40,508	39,484	39,484	39,484	34,752	12,273	22,552	275,728
IGP-M (General Market Price) Index	11,208	1,385	1,384	1,405	1,397	1,395	303,416	901	39,731	362,222
UMBNDES (**)	1,603	2,680	2,931	2,931	2,931	2,931	2,931	978	—	19,916
TR (Reference Rate)	80	55,067	47,320	—	—	—	—	—	—	102,467
Others (IGP-DI, INPC) (***)	2,772	—	124	247	585	585	708	261	—	5,282
	523,276	857,573	778,459	818,378	1,022,992	1,158,023	998,307	324,865	406,440	6,888,313
	576,558	1,016,567	833,881	862,156	1,061,990	1,192,210	1,005,607	329,235	492,893	7,371,097

(*)	URTJ = Interest Rate Reference Unit.
(**)	UMBNDES = BNDES Monetary Unit.
(***)	IGP-DI = the General Price Index (Domestic Availability)
INPC = National Consumer Price Index

The principal currencies and indexors used for monetary updating of the loans, financings and debentures underwent the following variations:

	Change in	Accumulated		Change in	Accumulated
	quarter ended	change in		quarter ended	change in
	09/30/2008	2008		09/30/2008	2008
Currencies	%	%	Indexors	%	%
US dollar	20.25	8.07	IGP-M	1.54	8.47
Euro	7.45	3.24	FINEL	0.31	2.36
Yen	19.97	13.55	CDI	3.16	8.72
			SELIC	3.22	8.83
			UMBNDES	21.79	10.97

The movement on loans, financings and debentures is as follows:

	Consolidated	Holding company

Balance on 06/30/2008	7,076,933	74,688
Loans and financings	69,007	—
Monetary and FX variation	124,254	—
Financial charges provisioned	191,480	2,726
Financial charges paid	(55,386)	—
Adjustment to present value	4,620	—
Amortization of financings	(39,811)	—
Balance on 09/30/2008	7,371,097	77,414

19) – REGULATORY CHARGES

	Consolidated
	09/30/2008	06/30/2008

RGR – Global Reversion Reserve	29,108	30,890
CCC – Fuel Consumption Account	52,001	36,798
Energy Development Account – CDE	35,269	35,507
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	3,462	3,445
Energy efficiency	161,533	154,132
Research and development	139,026	131,552
Energy System Expansion Research	17,467	17,618
National Scientific and Technological Development Fund	34,819	35,056
Alternative Energy Program – Proinfa	1,755	2,364
	475,647	448,569

Current liabilities	459,153	431,216
Non-current liabilities	16,494	17,353

20) – POST-EMPLOYMENT OBLIGATIONS

a) The Forluz Pension Fund

Cemig is sponsor of the Forluminas Social Security Foundation – Forluz, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked.

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig Geração e Transmissão and Cemig Distribuição on the basis of the proportion of the employees in each of these companies.

Forluz makes the following supplementary retirement benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service, and defined-benefit coverage for disability or death of the active participant or receipt of benefits for time of contribution. The contributions of the Sponsors are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for disability or death of active participants, and is used for amortization of the obligations defined by an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary retirement benefits under the Mixed Plan, with defined-contribution characteristics, and their respective assets, in the same amount of R$ 2,130,864, ascertained on December 31, 2007,are not presented in this Explanatory Note.

The Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined-benefit Plan, and are entitled to a benefit proportional to their balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the official government Social Security benefit. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the defined benefit plan BD. On June 2, 2008, it was terminated, with the signature of the 3rd Amendment to the Contract of Forluz, which transferred to Plan A the debtor balance of the contract relating to Plan BD.

Cemig, Cemig Geração e Transmissão and Cemig Distribuição also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 28, 2008, the Executive Board of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not simultaneously inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself. The period planned for conclusion of the process of separation of the health plan is 12 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the consolidated actuarial obligation with post-employment benefits in the amount of R$ 949,784 of September 30, 2008 (R$ 1,040,502 on June 30, 2008) was recognized as an obligation payable by Cemig and its subsidiaries mentioned and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). After the 3rd Amendment to the Contract of FORLUZ, the amounts began to be adjusted only by the IPCA (Amplified Consumer Price) Index of the IBGE (Brazilian Geography and Statistics Institute), plus 6.0% per year.

If Forluz returns a technical surplus for a period of three consecutive years, it is contractually specified that this surplus may be used for reduction of part of the obligations recognized as payable.

In accordance with the rule in the previous paragraph, R$ 89,462 of the surplus obtained in 2007 was used to amortize the debtor balance of the debt recognized in August 2008.

The liabilities and expenses recognized by the Companies in connection with the Supplementary Retirement Plan, Health Plan, Dental Plan and Life Insurance Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and an Opinion prepared by independent actuaries. As a result the financial updating, and use of the surplus for amortization of the obligation in the debt agreed with Forluz, mentioned in the previous paragraphs, produce no accounting effect in the profit of Cemig Distribuição. The most recent actuarial valuation was made in relation to the base date December 31, 2007.

b) The Braslight Pension Fund

Light, a subsidiary of RME, is the sponsor institution of Fundação de Seguridade Social – Braslight, a non-profit private pension plan entity whose purpose is to guarantee revenue to the employees of the company linked to the Foundation and to provide pension to their dependents.

Braslight was instituted in April 1974, and has three plans – A, B and C – put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the defined benefit type. In plan C, which is of the mixed type, the programmable benefits (retirement not arising from disability and the resulting transformation into pension), during the capitalization phase are of the defined contribution type, without any link to the INSS (National Social Security System), and the risk benefits (illness support, retirement for disability, and pension for death of an active participant, or a participant who is disabled or receiving illness support), as well as those of continued income, once granted, are of the defined benefit type.

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for solution to the technical deficit and the refinancing of the reserves to be amortized relating to the pension plans of Braslight, which were recorded in full. This is being paid in 300 monthly installments, starting in July 2001, updated by the variation of the IGP-DI inflation index and interest of 6.00% per year, totaling R$ 953,957 at 30 September, 2008 (R$ 936,746 on June 30, 2008). The accounting effects on the financial statements correspond to 25% of this value, in accordance with proportionate consolidation.

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and an Opinion prepared by independent actuaries. The most recent actuarial valuation was made in relation to the base date April 30, 2008.

The movement in the net liabilities has been as follows:

	Consolidated
	Pension plans and supplementary retirement plans			Dental	Life
	FORLUZ	BRASLIGHT	Health plans	Plan	insurance	Total

Net liabilities on June 30, 2008	455,859	261,470	324,630	14,646	417,825	1.474.430
Expenses recognized in the result	26,089	9,698	14,709	656	10,515	61.667
Contributions paid	(24,113)	(5,396)	(7,198)	(177)	(2,114)	(38.998)
Net liabilities on September 30, 2008	457,835	265,772	332,141	15,125	426,226	1.497.099

Current liabilities	73,099	7,971				81.070
Non-current liabilities	384,736	257,801	332,141	15,125	426,226	1.416.029

	Holding company
	Pension and Retirement Supplement Plans			Life
	FORLUZ	Health Plan	Dental Plan	Insurance	Total
Net liabilities on June 30, 2008	22,083	15,982	720	17,283	56.068
Expenses recognized in the result	1,488	741	34	533	2.796
Contributions paid	(1,245)	(411)	(10)	(115)	(1.781)
Net liabilities on September 30, 2008	22,326	16,312	744	17,701	57.083

Current liabilities	3,809				3.809
Non-current liabilities	18,517	16,312	744	17,701	53.274

The amounts registered in current liabilities refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

21) – CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal cause of business, involving tax, labor-law, civil and other issues.

Actions in which the company is creditor with success considered “probable”

Pasep and Cofins – widening of the calculation base

The holding company has legal proceedings challenging the increase in the taxable base for the Pasep and Cofins taxes on financial revenue and other non-operational revenues, in the period from 1999 to January 2004, by Law 9718 of November 27, 1998, and has a judgment in its favor at the first instance. In the event that this action is won in the final instance (i.e. subject to no further appeal), the gain to be registered in the results of the year will be R$ 165,130, net of income tax and Social Contribution Tax. We would note here that the Federal Supreme Court has ruled in favor of the taxpayer in several similar proceedings.

Actions in which the company is debtor

For those contingencies whose negative outcomes are considered probable, the company and its subsidiaries have constituted provisions for losses.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the result of operations or the financial position of the holding company nor the consolidated result.

	Consolidated
	Gross balance on 06/30/2008	Additions			Payments	Net balance on
	(*)	(Reversals)	Write-offs	Balance	into court	09/30/2008
Labor-law contingencies
Various	120,824	168	(5,314)	115,678	(15,596)	100,082

Civil
Personal damages	31,802	2,944	—	34,746	—	34,746
Tariff increases	108,594	4,809	—	113,403	(11,751)	101,652
Others	144,593	7,138	(875)	150,856	(10,474)	140,382

Tax
Finsocial	21,048	91	—	21,139	(1,615)	19,524
PIS/Cofins	56,397	764	—	57,161	—	57,161
ICMS tax	19,153	—	—	19,153	—	19,153
Taxes and contributions – demandabilities			—	74,260	—	74,260
suspended	72,010	2,250
Social Contribution	6,633	67	—	6,700	—	6,700
Social security system	35,018	(2,001)	—	33,017	—	33,017
Others	10,166	219	—	10,385	(5,980)	4,405

Regulatory
Aneel administrative proceedings	52,193	2,816	—	55,009	(6,072)	48,937
Total	678,431	19,265	(6,189)	691,507	(51,488)	640,019

(*) Balance of contingencies not including the effect of payments into court.

	Holding company
	Gross balance on 06/30/2008 (*)	Additions (reversals)	Write-offs	Balance	Payments into court	Net balance on 09/30/2008
Labor-law contingencies
Various	69,918	—	(2,118)	67,800	(8,317)	59,483

Civil
Personal damages	24,659	2,763	—	27,422	—	27,422
Tariff increases	82,605	3,977	—	86,582	(11,751)	74,831
Others	79,354	5,184	—	84,538	(4,664)	79,874

Tax
Finsocial	21,048	91	—	21,139	(1,615)	19,524
ICMS tax	—
Taxes and contributions – demandabilities		2,250	—		—
suspended	72,010			74,260		74,260
Social security system	1,006	31	—	1,037	—	1,037
Others	3,435	116	—	3,551	(3,551)	—

Regulatory
Aneel administrative proceedings	11,452	363	—	11,815	(6,072)	5,743
Total	365,487	14,775	(2,118)	378,144	(35,970)	342,174

(*) Balance of contingencies not including the effect of payments into court.

The details on the provisions constituted are as follows:

(a)  Labor-law contingencies

Complaints under the labor laws are basically disputes of overtime and additional rates for dangerous work.

(b) Civil disputes – tariff increase

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig has estimated the amounts to be provisioned based on the disputed amounts billed and based on recent court decisions. It is Management’s understanding that the total value of the exposure of Cemig and its subsidiaries in this matter, 100% provisioned, is R$ 113,403.

(c)  PIS and Cofins taxes

Light, controlled by RME, has challenged the changes made by Law 9718/98 in the system of calculation of the PIS and Cofins taxes, in relation to the expansion of the basis of calculation of those taxes, and the increase of the rate of Cofins from 2% to 3%.

As for the expansion of the basis for calculating the taxable amount for PIS and Cofins, as well as the tax authority’s right to collect it having expired, there was a decision by the Federal Supreme Court (STF) in the case brought by Light, published on June 30, 2008, in which Article 3°, § 1°, of Law 9718/98 was declared unconstitutional, and in this action only the possible filing of an appeal by the Tax Authority is being awaited.

Based on the decision given by the STF, Light SESA made a reversal of the amounts provisioned in relation to the expansion of the basis of calculation, in the amount of R$ 108,090, in counterpart to the line “Financial expense” in the income statement for the quarter of 2008.

This being so, on September 30, 2008 the amount of R$ 52,763 remains provisioned in relation to the increase of the rate of charging of Cofins tax from 2% to 3%.

The amounts given above correspond to 25% of the total, in accordance with the proportional consolidation as recorded.

(d) ICMS

Since 1999, Light has suffered various inspections by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Management, based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, believes that only a part of these amounts represents “probable” risk of loss, and the amount of R$ 19,153 is provisioned.

(e)  Taxes and contributions – demandabilities suspended

The provision constituted of R$ 74,260 (R$ 72,010 on June 30, 2008) refers to the deduction in the basis of calculation of corporate income tax of the expense on Social Contribution paid since 1998. Cemig has been awarded an injunction by the 8th Court of the Federal Judiciary, on April 17, 1998, allowing it not to pay this tax.

(f)  Social Security System

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged subsidiary responsibility to withhold payments at source on services of contractors, and applicability of the social security contribution requirement to employees’ profit shares.

Light challenges the legality of Law 7787/89 which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. As a result of the provisional remedy given by the Court, the Company has offset the amounts payable for social security contribution.

The expectations of loss in the actions mentioned is rated “probable”, and amounts provisioned for the actions brought by the INSS total R$ 33,017 (R$ 35,018 on June 30, 2008).

(g) Aneel administrative proceedings

On January 9, 2007 Aneel notified Cemig Distribuição S.A. that it considered certain criteria adopted by the company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers that should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 43,194.

Cemig Geração e Transmissão was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The company presented defense, and rates the risk of loss in this action as “probable” in the amount of R$ 6,274.

(h) Others

This refers to various claims by people alleging damages, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at September 30, 2008 represents the potential loss on these claims.

(i) Actions in which the chance of loss is considered “possible” or “remote”

Cemig and its subsidiaries are disputing in the courts other actions for which it considers the chances of a loss in the action to be “possible” or “remote”, and the following are the details of the most important actions:

(i)   Income tax and Social Contribution on post-employment benefits

The federal tax authority, on October 11, 2001, issued a Notice of Infringement, in the updated amount of R$ 316,755 as a result of the use of tax credits which resulted in the rectification, for the reduction of taxes payable, of the income tax declarations for 1997, 1998 and 1999. The income tax returns were rectified as a result of the change in the method of accounting of the post-employment benefit liabilities. The additional post-employment benefits which resulted from the changes in the method of accounting were recognized in the tax years rectified, resulting in a tax loss and a negative basis for calculation of the Social Contribution.

Cemig presented an administrative appeal in the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999. This adverse decision would result in a reduction of the negative basis for calculation of tax loss, registered as tax credits, in the historic amount of R$ 28,812. The tax credits were not reduced, and a provision for contingencies for any losses as a result of this decision was not made, since Cemig believes that it has solid legal argument and grounds for the procedures adopted for recovery of the said tax credits in the Courts. Thus, it considers the chance of loss in this action to be remote.

The tax credits constituted, mentioned in the previous paragraph, were used by Cemig to offset federal taxes and contributions paid in the business years of 2002 and 2003. Due to this fact, Cemig had the offsetting proceedings refused by the federal tax authority and would be exposed to an additional penalty, updated to September 30, 2008 of R$ 281,685. With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null. Thus, no contingency provision was constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and considers the likelihood of loss in this action to be remote.

(ii)  Tax on Inheritance and Donations (ITCMD)

The State of Minas Gerais sued the company for non-payment of the tax on inheritance and donation (ITCMD) in relation to the contributions of consumers the amount of which on September 30, 2008 was R$ 136,603. No provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The expectation of loss attributed to this action is “remote”.

(iii) Acts of the Regulatory Agency and the Federal Audit Board

Aneel filed an administrative action against Cemig stating that the company owes R$ 670,546 to the federal government as a result of an alleged error in the calculation of credits under the CRC (Results Compensation) Account, which were previously utilized to reduce the amounts owed to the federal government. On October 31, 2002 Aneel issued a final administrative decision against Cemig. On January 9, 2004 the Federal Treasury issued a formal collection demand in the amount of the debit. Cemig did not make the payment because it believes that it has arguments on the merit for defense in Court and, thus, has not constituted a provision for this action. The likelihood of loss in this action is rated “possible”.

On November 14, 2003 the Federal Audit Court began an administrative proceeding against Aneel to assess the criteria adopted by the agency in the Emergency Electricity Consumption Reduction Program. The Audit Board requested Cemig to provide certain information relating to its tariffs, which, according to the Federal Audit Board, had been incorrectly approved by Aneel.

Additionally, the Federal Audit Court contested the index and X Factor used by Aneel in the tariff review of 2003. Cemig lodged administrative proceedings before the Audit Court could contest the decision.

The potential loss on these actions in the Audit Court is R$ 84,979. The Company has not posted any provision and rates the chance of loss on this action as “possible”.

(iv) Social Security and tax obligations – indemnity for the “Anuênio”, and profit shares.

Cemig and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição paid an indemnity to the employees in the amount of R$ 177,685, in exchange for the rights to future payments known as the “Anuênio” which would be incorporated into salaries. The company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because they considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institute, the company and its subsidiaries decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 121,835, posted in Deposits connected to legal actions. No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as “possible”.

In September 2006 Cemig was notified by the INSS as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing the amount of R$ 103,098. The Company has appealed in administrative proceedings against the decision. No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense, and the expectation of loss in this action is considered to be “possible”.

(V) ICMS tax

Since 2002 the company has received a subsidy from Eletrobrás in relation to the discounts given to low-income consumers. The Minas Gerais State office of the Federal Tax Authority served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subsidy should be subject to ICMS tax. The potential for loss in this action is R$ 129,204, not including the ICMS tax, which could be questioned by the tax office relating to the period subsequent to the infringement notice. No provision was constituted for the result of this dispute, since the company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand. The expectation of loss attributed to this action is “possible”.

Cemig was served an infringement notice, as a co-responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State tax authority demanded payment of the ICMS tax on these transactions, in the amount of R$ 17,763. If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The expectation of loss in this action is classified as “possible”.

(vi) Regulatory contingency – CCEE

Dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing, and obtained a judgment preliminary injunction in favor in February 2008, which orders the ANEEL and CCEE to record an close down the transactions during the rationing period, disregarding the Aneel Dispatch 288/2002, in accordance with the Distributor’s claim; this procedure will be completed only as from November 2008. This recalculation would result in an additional disbursement for Cemig in relation to the expense on purchase of energy in the CCEE in the amount of R$ 76,076. On November, 09, 2008, the Company obtained from Federal Appellate Court (Tribunal Regional Federal), preliminar injuction suspending the obligation to deposit the amount due to the Special Financial Settlement made by the CCEE. No provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim.

(vii) Civil claims – consumers

Several consumers and the Public Attorney of the State of Minas Gerais have brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers, the Extraordinary Tariff Recomposition and the inflation index used to increase the tariff for electricity in April 2003, and requesting 200% reimbursement on amounts considered to have been charged in error by the company. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions.

The company is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution to public illumination, in the total amount of R$ 700,002. The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. The likelihood of loss in this action is considered “possible”.

In addition to the issues described above, Cemig and its subsidiaries are involved, as Plaintiff or Defendant, in other cases, of less importance, related to the normal course of their operations. Management believes that it has adequate defense for this litigation, and significant losses relating to these issues which might have an adverse effect on the company’s financial position or consolidated result of its operations are not expected.

22) – STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

Balance on June 30, 2008	9,515,329
Interest on Equity	516,237
Balance on September 30, 2008	10,031,566

Stockholders’ Agreement

In 1997 the Government of the State of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction the State of Minas Gerais and Southern signed a Stockholders’ Agreement which among other provisions contained the requirement for a qualified quorum in decisions on significant corporate actions, certain changes to Cemig’s bylaws, issuance of debentures and convertible securities, distribution of dividends other than those specified in the bylaws, and changes in the stockholding structure.

In September 1999 the government of the State of Minas Gerais brought an action for annulment, with a request for anticipatory remedy, against the stockholders’ agreement signed in 1997 (“Southern”). (“Southern”). The Minas Gerais State Appeal Court annulled that Stockholders’ Agreement in 2003. Appeals brought by Southern are before the Brazilian federal courts.

23) – GROSS RETAIL SUPPLY OF ELECTRICITY

This supply, by type of consumer, is as follows:

	Consolidated
	(Not reviewed by independent auditors)
	Number of consumers		MWh ( * )		R$
	09/30/2008	09/30/2007
	( * )	( * )	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Residential	9,004,712	8,712,765	6,732,489	6,498,148	3,235,000	3,281,194
Industrial	87,459	85,600	19,647,290	18,165,879	2,875,868	2,473,765
Commercial, services and others	845,320	827,195	4,347,312	4,112,500	1,899,420	1,851,775
Rural	497,312	562,925	1,679,417	1,568,252	428,796	430,089
Public authorities	63,354	60,599	762,292	715,241	309,815	285,611
Public illumination	3,173	2,668	914,760	911,782	228,614	239,118
Public service	9,742	9,012	1,001,258	985,928	278,079	271,763
Sub-total	10,511,072	10,260,764	35, 084,818	32,957,730	9,255,592	8,833,315
Own consumption	1,174	1,160	38,959	39,826	—	—
Subsidy for low-income consumers	—	—	—	—	56,460	72,204
Retail supply not invoiced, net	—	—	—	—	9,320	(2,705)
	10,512,246	10,261,924	35, 123,777	32,997,556	9,321,372	8,902,814
Supply to other concession holders (**)	83	47	8,419,530	9,942,896	983,605	796,595
Transactions in energy on the CCEE	—	—	—	—	11,266	85,809
Total	10,512,329	10,261,971	43,543,307	42,940,452	10,316,243	9,785,218

( * )	The table of consumers includes 100% of the consumers of Light, subsidiary of RME.
The table of MWh includes 25.00% of the total MWh sold by Light.
( ** )	Includes Contracts for Sale of Energy in the Regulated Environment (CCEAR) and “bilateral contracts” with other agents.

Low-income consumers

Until April 2008, the federal government, through Eletrobrás (Centrais Elétricas Brasileiras) reimbursed the distributors for the losses in revenue arising as a result of the criteria adopted as from 2002 for classification of consumers in the low-rental residential sub-category, in view of the lower tariff applied to their electricity bills.

The regulator, Aneel, is reviewing the procedures for calculation by the Company of revenue for the subsidy for low-income consumers. As a result of this review, payment for the amounts relating to the period from February 2007 through December 2007 is pending.

Aneel included in the tariff review of April 2008 the amounts to be reimbursed to the company for the subsidy for low-income consumers as from that date.

24) – REVENUE FOR USE OF THE NETWORK

The revenue from the TUSD (Tariff for Use of the Distribution System) refers basically to the sale of electricity to free consumers, with charging of a tariff for the use of the distribution network.

	Consolidated
	09/30/2008	09/30/2007
Tariff for use of the Electricity Distribution Systems (TUSD)	1,027,543	961,839
Revenue from use of the basic network	436,502	305,501
Revenue from connection to the system	93,871	160,213
	1,557,916	1,427,553

Under the concession contracts for transmission established with Aneel, the revenues to be earned in the final 15 years of the said contracts are 50.00% lower than those in the first 15 years of the concession. The company recognizes the revenues from these concessions in accordance with the said contracts.

25) – OTHER OPERATIONAL REVENUES

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Retail supply of gas	289,541	209,307	—	—
Charged service	13,944	10,872	—	—
Telecommunications and cable TV service	69,319	111,960	—	—
Services provided	75,402	54,084	—	343
Rental and leasing	40,929	39,721	392	316
Others	4,272	23,030	—	—
	493,407	448,974	392	659

26) – DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Taxes on revenue
ICMS tax	2,302,550	2,238,017	—	—
Cofins tax	936,883	884,641	—	—
PIS and Pasep taxes	190,455	188,906	—	—
ISS (value-added tax on services)	2,800	700	—	13
	3,432,688	3,312,264	—	13
Charges passed through to the consumer
RGR – Global Reversion Reserve	132,869	120,406	—	—
Energy Efficiency Program – PEE	29,164	24,095	—	—
Energy Development Account – CDE	293,883	292,101	—	—
Fuel Consumption Account (CCC)	293,518	331,744	—	—
Research and Development – R&D	20,834	21,559	—	—
National Scientific and Technological Development Fund (FNDCT)	20,484	19,980	—	—
Energy System Expansion Research (EPE / Energy Ministry)	8,689	19,757	—	—
Emergency Capacity Charge	—	7,217	—	—
	799,441	837,559	—	13
	4,232,129	4,149,123	—	13

Cemig pays the ICMS applicable to the Portion A, and the Deferred Tariff Adjustment in conformity with the invoicing of amounts on the customer’s electricity bill.

27) – OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
OPERATIONAL COSTS AND EXPENSES
Personnel, managers and board members	822,972	732,573	18,106	18,734
Post-employment obligations	187,157	93,210	8,389	3,858
Materials	72,657	66,585	140	213
Raw Materials	65,185	44,768	—	—
Outsourced services	474,204	439,292	8,146	8,189
Electricity purchased for resale	2,177,689	1,949,745	—	—
Depreciation and amortization	542,234	585,294	175	525
Financial compensation for use of water resources	98,542	101,731	—	—
Operational provisions	175,570	210,438	46,840	43,486
Charges for the use of the basic transmission grid	530,621	494,263	—	—
Gas purchased for resale	167,841	101,154	—	—
Other operational expenses, net (cost recovery)	192,586	211,433	(1,651)	4,203
	5,507,258	5,030,486	80,145	79,208

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
PERSONNEL EXPENSES
Remuneration and salary-related charges and expenses	754,541	723,654	13,381	15,136
Supplementary pension contributions – defined contribution plan	45,303	47,925	1,939	1,836
Assistance benefits	86,655	80,753	1,971	1,762
	886,499	852,332	17,291	18,734
The Voluntary Dismissal Program (PPD)	39,753	—	815	—
(-) Personnel costs transferred to works in progress	(103,280)	(119,759)	—	—
	822,972	732,573	18,106	18,734

THE VOLUNTARY DISMISSAL PROGRAM (PPD)

On March 11, 2008, the Executive Board approved the permanent Voluntary Dismissal Program (PPD), which applies to any free and spontaneous terminations of employment contracts as from that date. The program’s main financial incentives include payment of 3 times the gross amount of monthly remuneration, 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the FGTS on termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

For employees aged 55 who have contributed for 35 years (men) or 30 years (women), the financial incentives of the program are available only if they subscribe within 90 days after the date of meeting these time and contribution criteria.

On September 30, 2008, 384 employees had joined the program (88 employees of Cemig Geração e Transmissão S.A., 287 of Cemig Distribuição S.A. and 9 of the Cemig Holding Company), and a provision for the financial incentives in the amount of R$ 39.753 was made.

	Consolidated
	09/30/2008	09/30/2007
ELECTRICITY PURCHASED FOR RESALE
From Itaipu Binacional	676,954	887,725
Short-term energy	235,407	34,580
Proinfa	98,845	53,279
“Bilateral contracts”	10,992	11,573
“Initial Contracts”	309,177	209,084
Energy acquired by auctions in the Regulated Environment	734,395	753,504
RTE / Portion A – electricity	111,919	—
	2,177,689	1,949,745

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
OPERATIONAL PROVISIONS
Retirement premium (Reversal of provision)	(2,229)	(691)	(26)	2,134
Provision (reversal) for credit of doubtful debts	85,324	115,424	(11,390)	(2,179)
Provision (reversal) for labor-law contingencies	5,838	36,032	(4,995)	33,816
Provision (reversal) for Aneel administrative proceedings	5,989	32,812	(865)	2,812
Provision (reversal) for legal contingencies – civil actions	49,162	(9,477)	42,407	(9,477)
Provision for civil actions – tariff increases	18,700	18,299	16,736	16,892
Inflationary profit	(4,382)	4,513	(4,382)	4,513
Others	17,168	13,526	9,355	(5,025)
	175,570	210,438	46,840	43,486

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
OTHER OPERATIONAL EXPENSES - NET
Leasings and rentals	28,511	26,745	326	348
Advertising	22,511	18,861	627	330
Own consumption of electricity	11,517	12,426	—	—
Subsidies and donations	24,218	20,126	600	590
Aneel inspection charge	31,314	27,886	—	—
Payments for concessions	14,351	9,570	—	—
Taxes and charges (IPTU, IPVA and others)	15,476	5,819	109	62
Insurance	4,693	4,234	98	33
Contribution to the MAE	2,920	2,624	3	2
Licensing charge – TDRF ( * )	24,102	22,517	—	—
Proinfa	7,927	5,512	—	—
Adjustment to present value – concessions for remuneration	(8,542)	—	—	—
Financial compensation for use of water resources	4,929	—	—	—
Other expenses (Recovery of expenses)	8,659	55,113	(3,414)	2,838
	192,586	211,433	(1,651)	4,203

( * ) TDRF – Licensing charge for use or occupation of land beside highways.

28) – NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
FINANCIAL REVENUES
Revenue from cash investments	201,192	143,417	4,409	5,453
Arrears penalty payments on electricity bills	127,098	92,506	—	—
Interest and monetary variation on accounts receivable from the Minas Gerais state government	119,029	118,484	—
Monetary variation of CVA	28,727	36,656	—	—
Monetary variation – General Agreement for the Electricity Sector	93,944	380,551	4,356	20,146
Monetary variation – Deferred Tariff Adjustment	68,576	104,494	—	—
FX variations	22,375	117,509	49	—
Pasep and Cofins taxes on financial revenues	(33,158)	9,916	(23,359)	(25,276)
Gains on financial instruments	4,144	3,370	—	—
Adjustment to present value	20,490	—	—	—
Financial compensation – RME	82,702	—	82,702	—
Gains on FIDC	—	—	27,225	24,485
Others	106,054	115,342	18,174	40,341
	841,173	1,122,245	113,556	65,149
FINANCIAL EXPENSES
Charges on loans and financings	(619,517)	(650,872)	(7,571)	(7,817)
Monetary variation – General Agreement for the Electricity Sector	(7,631)	(123,942)	—	—
Monetary variation of CVA	(23,245)	(30,496)	—	—
FX variations	(55,774)	(11,870)	(11)	(1,704)
Monetary variation – loans and financings	(73,587)	(24,036)	—	(237)
CPMF TAX	(6,581)	(52,848)	(2,375)	(4,716)
Provision for losses on recovery of Extraordinary Tariff Recomposition and “Free Energy” amounts – updating	(24,173)	(156,385)	(4,357)	(20,146)
Adjustment to present value	(23,138)	—	—	—
Reversal of the provision for PIS and Cofins taxes	108,090	—	—	—
Losses on financial instruments	(23,825)	(132,880)	—	—
Others	(109,576)	(100,404)	(30,124)	(20,348)
	(858,957)	(1,283,733)	(44,438)	(54,968)

NET FINANCIAL REVENUE (EXPENSES)	(17,784)	(161,488)	69,118	10,181

The Pasep and Cofins expenses are those applying to financial revenues on regulatory assets and Interest on Equity.

The financial charges arising on loans and financings linked to works in 3Q08, in the amount of R$ 2,733, were transferred to Fixed assets. No monetary updating or FX variation was capitalized in the period (in 1Q07 financial charges of R$ 6,697 were accounted, and no monetary or foreign exchange-related variations were accounted in the 3Q07).

Revenue of R$ 108,090 was reported in 2008 from the final court decision in favor of Light in an action challenging the application of PIS and Cofins taxation to financial revenue. Further information is given in Explanatory Note 21.

In the 2nd quarter of 2008 the Company recognized a financial gain of R$ 82,708, for financial compensation to be paid by the stockholders of RME for Cemig’s waiver of the right to exercise the purchase of the rights of the partners of RME over the generation assets of Light for a previously agreed amount. One of the stockholders of RME made the full payment in July 2008, and the others will make the payment in a maximum period of 9 years, with adjustment at the Selic rate plus 1.00% per year, using 10.00% of the dividends to be paid by Light to the stockholders of RME in this period.

29) – RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Holding company and Consolidated
	ASSETS		LIABILITIES		ASSETS		LIABILITIES
	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	09/30/2007	09/30/2008	09/30/2007
COMPANIES
Cemig Distribuição S.A.
Interest on Equity and dividends	492,226	465,888	—	—	113,529	112,900	—	—
Retail supply of electricity (1)	26,993	3,616	38,329	9,705	17,282	—	(63,510)	(52,480)
Affiliated companies and Subsidiaries or Parent Companies	12,710	4,843	9,969	4,168	—	—	—	—

Cemig Geração e Transmissão S.A.
Interest on Equity and dividends	562,005	517,515	—	—	139,007	140,900	—	—
Retail supply of electricity (1)	38,329	9,705	26,993	3,616	63,510	52,480	(17,282)	—
Affiliated companies and Subsidiaries or Parent Companies	394	394	34	20	—	—	—	—

Light S.A.
Retail supply of electricity (1)	100	361	103	584	16,098	41,277	(4,335)	—
Electricity purchased for resale	—	—	—	—	—			(16,323)

Minas Gerais state government Consumers and traders	2,626	1,936	—	—	52,704	47,663	—	—
Taxes offsettable – ICMS – current	165,914	148,939	294,926	292,945	(1,940,098)	(1,872,557)	—	—
Accounts receivable from Minas Gerais state government – CRC (2)	1,757,492	1,714,504	—	—		31,831	—	—
Taxes offsettable – ICMS – non-current	66,969	69,330	—	—	—	—	—	—
Consumers and resellers (3)	29,436	31,889	—	—	—	—	—	—
Interest on Equity and dividends	—	—	96,675	96,675	—	—	—	—
Debentures (4)	—	—	31,980	31,052	—	—	(928)
Receivables fund – FIDC (5)	—	—	954,333	920,633	—	—	—	—
Financings – BDMG (6)	—	—	19,535	19,403	—	—	—	(3,082)

Forluz
Post-employment obligations – current (7)	—	—	73,100	78,247	—	—	(187,157)	(93,210)
Post-employment obligations – non-current (7)	—	—	1,158,228	1,134,713	—	—	—	—
Others	—	—	15,010	14,062	—	—	—	—
Personnel expenses	—	—	—	—	—	—	(86,655)	(80,753)
Current administration expense	—	—	—	—	—	—	(8,647)	(9,520)

Others	7,155	7,155	—	—	—	—	—	—
Interest on Equity	38,534	41,419	—	—	—	—	—	—

The following are the main conditions in relation to business with related parties:

(1)

The Company has electricity purchase contracts with Cemig Geração e Transmissão and Light Energia, made at public auctions of “existing energy” held in 2005, valid for 8 years starting from the beginning of supply.

(2)	Injection of the CRC credits into a Receivables Investment Fund in senior and subordinated units. See further information in Explanatory Note 12.
(3)

A substantial portion of the amount relates to negotiation of a debit arising from the sale of energy to Copasa, with payment scheduled up to September 2012, with monetary and inflation updating by the IGP-M inflation index + 0.5% p.m.

(4)

Private issue of non-convertible debentures in the amount of R$120,00, updated by the General Price Index (Market) inflation index (IGP-M), for completion of the Irapé Power Plant, with redemption at 25 years from issue (amounts adjusted to present value in September 2008).

(5)

Senior units owned by third parties, in the amount of R$ 900,000, amortized in 20-monthly portions, from June 2006, with updating by variation in the CDI rate plus 1.7% interest per year. See further information in Explanatory Note 12.

(6)	Financings of the subsidiaries Transudeste and Transirapé with maturity in 2019 (TJLP rate + 4.5% p.a. and UMBNDES 4.54% p.a.) and of Transleste, in 2017 and 2025 (rate 5% p.a. and 10% p. a.);
(7)

Part of the contracts of Forluz are adjusted by the Expanded National Consumer Price Index (IPCA) published by the IBGE (Brazilian Geography and Statistics Institute) and part are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity payments, plus 6% per year. See further information in Explanatory Note 20.

See further information relating to the principal transactions in Explanatory Notes 4, 9, 12, 17, 18, 20, 21, 22, 26 and 28.

30) – EXCHANGE RATE EXPOSURE AND FINANCIAL INSTRUMENTS

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow. To reduce the Company’s exposure to increases in the exchange rate, the Company had, on September 30, 2008, hedge transactions contracted, described in greater detail in item b.

a)      Exchange rate risk

The net exposure to exchange rates is as follows :

	Consolidated and Holding company
	09/30/2008	06/30/2008
EXPOSURE TO EXCHANGE RATES US Dollar (Note 18)
Loans and financings	380,606	311,155
Contracted hedge/swap transactions	(47,472)	(26,808)
	333,174	284,347
Yen (Note 18)
Loans and financings	71,884	59,337
(-) Hedge transactions contracted	(69,742)	(58,131)
	2,142	1,206
Other foreign currencies (Note 18)
Loans and financings
Euro	25,831	25,475
Others	4,463	3,834
	30,294	29,309
Net liabilities exposed	365,570	314,862

It should be pointed out that the exposure to exchange rates demonstrated above is mitigated by the Company also through contracts for sale of electricity to free consumers that are indexed to the variation in the US dollar exchange rate.

b) Financial Instruments

The company uses financial instruments restricted to: cash and cash equivalents, consumers and traders, loans and financings, obligations under debentures and currency swap transactions. The gains and losses on these transactions are posted in full by the accrual method.

The derivative instruments contracted by the company have the purpose of protecting the company’s operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The Company has a Financial Risks Management Committee, with the aim of implementing guidelines and monitoring the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending strategies for protection (hedge) in relation to foreign exchange, interest rate and inflation risks.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments, but only the gains or losses that actually occur. The net results of these transactions are losses in January through September 2008, and 2007, in the amounts of R$ 19,681 and R$ 129,510, respectively, posted in Financial revenue (expenses).

Unrealized gains and losses on transactions in derivative instruments are recognized by the accrual method, which can generate differences when compared with the estimated market value of such instruments. This difference arises from the fact that market value includes recognition at present value of future gains or losses to be incurred on the transactions, in accordance with the expectation of the market at the moment at which the market value is ascertained.

The table below shows the derivative instruments contracted by the Company, the unrealized gains or losses recorded, and the respective estimate of market value of these instruments on September 30, 2008:

The estimated fair value for the derivatives was ascertained calculating their present value through use of the market curves that impact the instruments on the dates of such ascertaining.

				Unrealized loss				Accumulated effect
			Principal					Amount
Receivable by	Payable		value	Accounting value		Fair value		received	Amount paid
Cemig	by Cemig	Maturities	contracted	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/09/2008
US$+ rate (3.30%–7.48% p.a.)	R$: 100% of CDI + rate (1.50% p.a. to 3.01% p.a.)	10/2008 to 06/2013	US$63,954	(120,347)	(139,868)	(135,876)	(151,061)	0	(12,931)

Yen + rate (3.90 % p.a.)	R$: Indexed to CDI (111.00% of CDI)	12/2009	¥3,878,825	(40,102)	(47,026)	(49,354)	(65,514)	0	0

R$: 106.00% of CDI rate	R$or US$ Greater of: 48.00% of CDI or FX variation	07/2010	R$75,000	(4,491)	16	(4,491)	16	1,680	(11,822)

				(164,940)	(186,878)	(189,721)	(216,559)	1,680	(24,753)

(*) Main value contracted (in thousands) for 09/30/2008 and 06/30/2008

Additionally, the jointly-controlled subsidiary Light uses swap transactions to reduce risks arising from FX variations. The unrealized net value of these transactions on September 30, 2008, is R$ 483 negative (R$ 2.849 on June 30, 2008).

Sensitivity analysis (this information has not been reviewed by the independent auditors)

The two first derivative instruments shown in the table above indicate that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate at the end of 2008 will be 13,75%, which will represent an expense in the income statement in the amount of R$ 6,290. In the possible and remote scenarios of a CDI rate of 17.19% and 20,63%, respectively, at the end of 2008, the impacts on the result would be R$ 7,773 and R$ 9,223.

The last derivative instrument shown in the table above indicates that the Company is exposed to the change in the monthly exchange rate for the US dollar against the Real (if this is greater than 48.00% over the CDI rate). The Company estimates that the US dollar exchange rate against the Real at the end of 2008 will be R$ 2,00. In this scenario, considering that this derivative instrument has monthly settlement, the impact on the result for the 4th quarter of 2008 will be R$ 13,550 (not considering tax effects). In the possible and remote scenarios of a US dollar exchange rate on December 31, 2008 of R$ 2.50 and R$ 3,00, respectively, the impacts on the income statement would be R$ 22,947 and R$ 42,536.

31) – PERIODIC TARIFF REVIEW OF CEMIG DISTRIBUIÇÃO

On April 7, 2008 Aneel published the result of the Second Tariff Review of Cemig Distribuição. The average impact perceived by consumers will be a reduction of 12.24% in their electricity invoices as from April 8, 2008. The rate adjustment is in fact different for different types of consumer – as an example, residential consumers had a reduction of 17.11% on their energy bills, while high-voltage consumers had a reduction of 8.02%.

The result of the Review is in the context of the current regulations, which require that the productivity gains that result from reduction of costs achieved in previous years of the tariff cycle should be passed through to consumers.

The Tariff charged to Free Consumers for use of the Distribution System (TUSD) was increased by 2.01%, mainly reflecting the increase of 3.25% for consumers connected at 138kV.

It should also be noted that as from the 2nd tariff review cycle of the Company, that is to say April 8, 2008, the “Special Obligations” have begun to be amortized, with the credit being posted in the income statement, using the average rate of depreciation of the assets which gave rise to them. According to the Company’s estimate, the positive amount to be posted to the income statement in relation to this depreciation for 2008 is approximately R$ 88,000.

32) – SUBSEQUENTE EVENTS

After approval by the Brazilian electricity regulator, Aneel (National Electricity Agency), and by the Brazilian Development Bank (BNDES) and other creditors, on October 31, 2008, through its jointly-controlled subsidiary EATE (Empresa Amazonense de Transmissão de Energia S.A.), Cemig concluded the acquisition of 80% of the registered capital of Lumitrans (Companhia Transmissora de Energia Elétrica) and 80% of the registered capital of STC (Sistema de Transmissão Catarinense S.A.). EATE paid R$ 32,455,202.02 (thirty two million four hundred and fifty five thousand two hundred and two Reais and two centavos) for the shares in Lumitrans and R$ 56,779,346.65 (fifty six million seven hundred and seventy nine thousand three hundred and forty six Reais and sixty-five centavos) for the shares in STC.

33) – STATEMENT OF CASH FLOWS

	Consolidated		Holding company
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
FROM OPERATIONS
Net profit for the period	1,605,794	1,468,758	1,641,389	1,468,758
Expenses (revenues) not affecting cash
Depreciation and amortization	542,234	585,294	175	525
Net write-offs of fixed assets	18,355	21,018	9	—
Equity income from subsidiaries	—	—	(1,752,183)	(1,600,700)
Minority interests	84,983	89,039	—	—
Interest and monetary variations – long-term	(6,290)	(355,400)	(84,235)	(44,394)
Provision for losses on recovery of Extraordinary Tariff
Recomposition and free energy amounts	24,173	156,385	4,357	20,146
Provisions for operational losses	90,557	114,484	87,977	43,486
Provision for losses on financial instruments	19,681	129,510	—	—
Post-employment obligations	187,157	93,210	8,388	3,858
Deferred federal taxes	(70,296)	(196,704)	(6,228)	(15,526)
Others	(1,680)	(18,449)	—	1,698
	2,494,668	2,087,145	(100,351)	(122,149)
(Increase) reduction of assets
Consumers and traders	(14,143)	(155,542)	—	—
Traders – transactions on the CCEE/MAE	11,878	92,579	—	—
Extraordinary tariff recomposition	274,911	266,167	—	—
Deferred tax credits	361,770	(233,828)	97,905	17,138
Accounts receivable from Minas Gerais state government	128,756	122,007	—	—
Taxes subject to offsetting	(670,059)	(968,467)	5,600	(41,625)
Other current assets	(37,615)	91,260	(14,999)	(4,970)
Anticipated expenses – CVA	(157,729)	(210,093)	—	—
Dividends received from subsidiaries	—	—	563,667	1,122,034
Energy transport concession holder	9,594	(86,895)	—	—
Payments into Court	(34,060)	(26,535)	5,052	(1,817)
Deferred tariff adjustment	284,896	388,132	—	—
Other long term assets	(20,912)	(26,126)	(3,280)	(2,556)
	137,287	(747,341)	653,945	1,088,204
Increase (reduction) of liabilities
Suppliers	(197,673)	(145,519)	(3,896)	(4,475)
Taxes and Social Contributions	404,188	1,053,486	(21,386)	77,051
Salaries and Social Contributions	(8,484)	32,740	2,502	2,230
Regulatory charges	61,919	(11,873)	—	—
Loans and financings	186,940	(54,923)	(1,908)	(3,427)
Post-employment obligations	(155,637)	(176,543)	(6,843)	(9,338)
Regulatory liabilities – CVA	(88,715)	330,710	—	—
Financial Instruments	(21,189)	(16,142)	—	—
Others	(104,835)	59,035	(87,257)	20,464
	76,514	1,070,971	(118,788)	82,505

CASH GENERATED BY OPERATIONS	2,708,469	2,410,775	434,806	1,048,560

FINANCING ACTIVITIES
Financings obtained	237,218	369,944	—	—
Receipt of units in the FIDC	—	—	899	7,267
Payment of loans and financings	(700,605)	(872,039)	—	(30,246)
Short-term loans	—	600,000	—	—
Interest on Equity and dividends	(432,593)	(680,470)	(432,593)	(680,470)
	(895,980)	(582,565)	(431,694)	(703,449)
TOTAL INFLOW OF FUNDS	1,812,489	1,828,210	3,112	345,111

CAPITAL EXPENDITURE
On investments	(63,227)	(93,936)	53,762	(9,935)
On fixed assets	(847,669)	(844,326)	(205)	(9)
Special obligations – consumer contributions	49,703	151,320	—	—
In deferred	(5,509)	(4,401)	—	—
	(866,702)	(791,343)	53,557	(9,944)

NET CHANGE IN CASH POSITION	945,787	1,036,867	56,669	335,167

STATEMENT OF CHANGE IN CASH POSITION
Beginning of period	2,066,219	1,375,501	21,953	23,389
End of period	3,012,006	2,412,368	78,622	358,556
	945,787	1,036,867	56,669	335,167

34) – INCOME STATEMENTS SEGREGATED BY COMPANY, AT SEPTEMBER 30, 2008

(Not reviewed by independent auditors)

					ETEP,ENTE,
DESCRIPTION	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ERTE,EATE, ECTE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS	TOTAL
BALANCE SHEET
ASSETS	11,106,774	8,346,829	10,136,641	2,324,320	269,697	446,092	288,167	143,082	123,150	559,156	(8,609,368)	25,134,540
Cash & cash equivalents	78,622	1,322,956	960,242	216,860	29,628	124,331	38,971	52,393	42,314	145,689	—	3,012,006
Accounts receivable	1,895,924	383,927	1,734,600	382,653	9,552	156,713	—	4,907	3,307	31,446	(312,612)	4,290,417
Regulatory asset	—	21,575	1,748,331	77,681	—	—	—	—	—	—	—	1,847,587
Other assets	635,323	824,815	1,518,817	565,981	5,187	47,209	45,300	14,282	4,579	35,186	(65,119)	3,631,560
Fixed assets / PP&E / Deferred	8,496,905	5,793,556	4,174,651	1,081,145	225,330	117,839	203,896	71,500	72,950	346,835	(8,231,637)	12,352,970

LIABILITIES	11,106,774	8,346,829	10,136,641	2,324,320	269,697	446,092	288,167	143,082	123,150	559,156	(8,609,368)	25,134,540
Suppliers and supplies	7,885	109,919	550,638	105,470	483	36,613	5,214	6,379	5,101	14,804	(73,904)	768,602
Loans, financings and debentures	77,414	2,932,324	2,635,952	546,751	136,058	—	—	—	—	88,265	954,333	7,371,097
Interest on Equity and dividends	448,864	562,005	492,226	—	9,045	—	3,933	—	3,000	22,556	(1,092,765)	448,864
Post-employment obligations	57,083	281,186	893,058	265,772	—	—	—	—	—	—	—	1,497,099
Other liabilities	483,962	804,275	2,570,691	556,926	11,534	173,119	10,201	23,369	8,947	52,141	(165,395)	4,529,770
Future earnings	—	—	—	84,009	—	—	—	—	—	—	—	84,009
Minority interests	—	—	—	403,533	—	—	—	—	—	—	—	403,533
Stockholders’ equity	10,031,566	3,657,120	2,994,076	361,859	112,577	236,360	268,819	113,334	106,102	381,390	(8,231,637)	10,031,566

INCOME STATEMENT
Net operational revenue	392	2,189,882	4,628,983	981,312	55,592	226,105	60,720	30,968	24,352	136,197	(199,066)	8,135,437

Operational costs and expenses											—	—
Personnel expenses	(18,106)	(191,183)	(553,600)	(41,729)	(1,452)	(8,310)	(5,062)	(773)	(867)	(1,890)	—	(822,972)
Personnel - Managers and Board members
Post-employment obligations	(8,389)	(36,013)	(111,506)	(31,249)	—	—	—	—	—	—	—	(187,157)
Materials	(140)	(10,518)	(57,438)	(2,856)	(73)	(638)	(459)	(188)	(117)	(230)	—	(72,657)
Raw materials	—	(65,185)	—	—	—	—	—	—	—	—	—	(65,185)
Outsourced services	(8,146)	(69,256)	(311,874)	(49,387)	(3,090)	(2,940)	(12,814)	(1,985)	(1,762)	(12,950)	—	(474,204)
Royalties for use of water resources	—	(94,888)	—	—	—	—	—	(1,044)	(678)	(1,932)	—	(98,542)
Electricity purchased for resale	—	—	(1,785,448)	(486,423)	—	—	—	—	(2,129)	(10,882)	107,193	(2,177,689)
Charges for the use of the basic transmission grid	—	(200,945)	(345,748)	(66,910)	—	—	—	—	(2,457)	(6,434)	91,873	(530,621)
Depreciation and amortization	(175)	(167,245)	(271,228)	(61,326)	(5,645)	(3,019)	(20,340)	(1,842)	(1,630)	(9,784)	—	(542,234)
Operational provisions	(46,840)	1,013	(62,077)	(65,532)	—	—	—	—	—	(2,134)	—	(175,570)
Gas purchased for resale	—	—	—	—	—	(167,841)	—	—	—	—	—	(167,841)
Other expenses, net	1,651	(48,820)	(117,754)	(16,212)	(796)	(3,712)	(4,959)	(272)	(136)	(1,576)	—	(192,586)
	(80,145)	(883,040)	(3,616,673)	(821,624)	(11,056)	(186,460)	(43,634)	(6,104)	(9,776)	(47,812)	199,066	(5,507,258)

Operational profit before Equity income and Financial revenue (expenses)	(79,753)	1,306,842	1,012,310	159,688	44,536	39,645	17,086	24,864	14,576	88,385	—	2,628,179

Financial revenue (expenses)	69,118	(179,749)	(12,608)	89,462	(11,854)	10,744	3,722	4,370	3,233	5,778	—	(17,784)

Operational profit (loss)	(10,635)	1,127,093	999,702	249,150	32,682	50,389	20,808	29,234	17,809	94,163	—	2,610,395
Non-operational revenue (expenses)	(6,674)	(10,278)	(5,159)	2,547	4	—	318	—	—	(1)	—	(19,243)
Profit (loss) before income tax, Social Contribution and employee profit shares	(17,309)	1,116,815	994,543	251,697	32,686	50,389	21,126	29,234	17,809	94,162	—	2,591,152
Income tax and Social Contribution	(91,171)	(325,078)	(280,039)	(74,094)	(10,538)	(16,056)	(7,297)	(9,928)	(1,968)	(18,523)	—	(834,692)
Minority interests	—	—	—	(84,983)	—	—	—	—	—	—	—	(84,983)
Employees’ profit shares	(2,314)	(14,760)	(48,467)	—	—	—	—	—	—	(142)	—	(65,683)
Net profit for the year	(110,794)	776,977	666,037	92,620	22,148	34,333	13,829	19,306	15,841	75,497	—	1,605,794

INCOME STATEMENTS SEPARATED BY COMPANY ON SEPTEMBER 30, 2007

(Not reviewed by independent auditors)

DESCRIPTION	HOLDING	CEMIG - GT	CEMIG - D	RME LIGHT	EATE, ECTE, ENTE, ERTE, ETPE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHER	FIDC	ELIMINATIONS	TOTAL
BALANCE SHEET
ASSETS	10,324,070	8,091,376	10,626,713	2,095,101	265,767	372,981	377,895	146,030	112,755	455,407	961,050	(8,373,817)	25,455,328
Cash & cash equivalents	358,556	975,994	626,801	140,110	29,922	94,054	32,748	40,815	30,043	83,325	—	—	2,412,368
Accounts receivable	1,082,938	389,611	2,998,719	527,164	8,264	160,729	33,729	4,485	3,033	24,870	961,050	(435,081)	5,759,511
Regulatory asset	—	43,223	1,546,021	15,711	—	—	—	—	—	—	—	—	1,604,955
Other assets	734,739	881,588	1,507,932	417,196	4,680	27,754	53,600	28,219	4,755	21,554	—	(74,491)	3,607,526
Fixed assets / PP&E / Deferred	8,147,837	5,800,960	3,947,240	994,920	222,901	90,444	257,818	72,511	74,924	325,658	—	(7,864,245)	12,070,968

LIABILITIES	10,324,070	8,091,376	10,626,713	2,095,101	265,767	372,981	377,895	146,030	112,755	455,407	961,050	(8,373,817)	25,455,328
Suppliers and supplies	1,871	141,615	859,079	137,492	1,234	37,147	22,743	4,630	3,623	18,251	—	(47,449)	1,180,236
Loans, financings and debentures	76,952	3,134,586	2,797,735	443,938	147,786	—	12,452	—	—	55,072	961,050	—	7,629,571
Interest on Equity and dividends	693,358	140,900	169,704	—	7,236	—	—	—	—	3,378	—	(321,218)	693,358
Post-employment obligations	57,202	285,416	916,122	244,873	—	—	—	—	—	—	—	—	1,503,613
Other liabilities	503,476	952,918	2,939,828	555,211	9,112	145,782	11,155	32,192	6,838	39,475	—	(140,905)	5,055,082
Future earnings	—	—	—	87,371	—	—	—	—	—	—	—	—	87,371
Minority interests	—	—	—	293,666	—	—	21,220	—	—	—	—	—	314,886
Stockholders’ equity	8,991,211	3,435,941	2,944,245	332,550	100,399	190,052	310,325	109,208	102,294	339,231	—	(7,864,245)	8,991,211

INCOME STATEMENT
Net operational revenue	646	1,952,439	4,337,901	982,286	50,245	162,332	89,764	28,796	20,894	94,538	16,728	(223,947)	7,512,622
Operational costs and expenses	—
Personnel expenses	(18,734)	(173,409)	(465,352)	(53,993)	(1,113)	(6,624)	(9,801)	(738)	(974)	(1,835)	—	—	(732,573)
Materials	(213)	(10,897)	(50,356)	(2,845)	(211)	(764)	(883)	(137)	(123)	(156)	—	—	(66,585)
Raw materials	—	(44,768)	—	—	—	—	—	—	—	—	—	—	(44,768)
Outsourced services	(8,189)	(64,029)	(266,063)	(47,942)	(2,846)	(3,241)	(25,278)	(3,195)	(1,996)	(16,513)	—	—	(439,292)
Royalties for use of water resources	—	(98,697)	—	—	—	—	—	(958)	(804)	(1,272)	—	—	(101,731)
Electricity purchased for resale	—	(13,954)	(1,574,176)	(474,816)	—	—	—	(359)	(335)	(2,395)	—	116,290	(1,949,745)
Charges for the use of the basic transmission grid	—	(188,715)	(337,885)	(66,526)	—	—	—	—	(2,497)	(6,297)	—	107,657	(494,263)
Depreciation and amortization	(525)	(166,946)	(304,570)	(63,156)	(5,505)	(2,992)	(28,896)	(1,881)	(1,629)	(9,194)	—	—	(585,294)
Post-employment obligations	(3,858)	(17,237)	(55,178)	(16,937)	—	—	—	—	—	—	—	—	(93,210)
Operational provisions	(43,486)	(4,996)	(99,559)	(59,353)	—	—	(661)	—	—	(2,383)	—	—	(210,438)
Gas purchased for resale	—	—	—	—	—	(101,154)	—	—	—	—	—	—	(101,154)
Other expenses, net	(4,203)	(56,827)	(119,547)	(15,372)	(682)	(3,089)	(9,927)	(266)	(248)	(1,272)	—	—	(211,433)
	(79,208)	(840,475)	(3,272,686)	(800,940)	(10,357)	(117,864)	(75,446)	(7,534)	(8,606)	(41,317)	—	223,947	(5,030,486)
Other revenues (Pasep, Cofins)	16,728	—	—	—	—	—	—	—	—	—	(16,728)	—	—

Operational profit before Equity income and Financial revenue (expenses)	(61,834)	1,111,964	1,065,215	181,346	39,888	44,468	14,318	21,262	12,288	53,221	—	—	2,482,136
Financial revenue (expenses)	10,181	(226,526)	20,696	22,676	(8,084)	6,220	1,583	3,454	2,499	5,813	—	—	(161,488)
Operational profit (loss)	(51,653)	885,438	1,085,911	204,022	31,804	50,688	15,901	24,716	14,787	59,034	—	—	2,320,648
Non-operational revenue (expenses)	(5,763)	3,527	(25,949)	(4,900)	6	(4)	121	—	—	(290)	—	—	(33,252)
Net profit (loss) before income tax and Social Contribution	(57,416)	888,965	1,059,962	199,122	31,810	50,684	16,022	24,716	14,787	58,744	—	—	2,287,396
Income tax and Social Contribution	(73,291)	(248,022)	(305,992)	9,623	(10,061)	(16,163)	(4,941)	(8,384)	(1,837)	(6,781)	—	—	(665,849)
Profit shares - employees and managers	(1,235)	(15,015)	(47,500)	—	—	—	—	—	—	—	—	—	(63,750)
Minority interests	—	—	—	(88,200)	—	—	(839)	—	—	—	—	—	(89,039)
NET PROFIT FOR THE YEAR	(131,942)	625,928	706,470	120,545	21,749	34,521	10,242	16,332	12,950	51,963	—	—	1,468,758

ECONOMIC – FINANCIAL PERFORMANCE

Profit in the period

In January through September 2008, Cemig reported consolidated net profit of R$ 1,605,794, 9.33% higher than the consolidated net profit of R$ 1,468,758 reported for January through September 2007. This result is mainly due to the increase of 8.29% in net revenue and the positive change in financial revenue (expenses), partially offset by the increase of 9.48% in operational expenses. The line Financial revenue (expenses) changed from a net financial expense of R$ 161,488 in 2007 to net financial expense of R$ 17,784 in 2008.

It should be noted that the Company had a negative effect in its income statement of 2008 arising from the tariff review of Cemig Distribuição, the average impact of which on consumers’ tariffs was a reduction of 12.08%, as from April 8, 2008.

Ebitda (method of calculation not reviewed by external auditors).

Cemig’s Ebitda in January through September 2008 was R$ 3,170,416, 3.36% higher than R$ 3,067,430 in the same period of the previous year. Adjusted for non-recurring items, it was 4.07% higher.

As part of the tariff review of Cemig Distribuição, Aneel included in the tariff to be applied as from April 8, 2008 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers in the period April 8, 2008 to April 7, 2009. The impact on Ebitda of this non-recurring recognition of the financial items was R$ 58,533, as shown in this table:

EBITDA	09/30/2008	09/30/2007	Change,%
Net profit	1,605,794	1,468,758	9.33
+ Provision for current and deferred income tax and Social Contribution	834,692	665,849	25.36
+ Non-operational revenue (expenses)	19,243	33,252	(42.13)
+ Financial revenues (expenses)	17,784	161,488	(88.99)
+ Amortization and depreciation	542,234	585,294	(7.36)
+ Profit shares	65,683	63,750	3.03
+ Minority interests	84,983	89,039	(4.56)
=EBITDA	3,170,413	3,067,430	3.36
Non-recurring items:
- Tariff review – Net revenue	(62,863)	—	—
+ Tariff review – Operational expense	4,330	—	—
+ Voluntary Dismissal Program (PPD)	39,753	—	—
- Energy – CVA	—	(29,245)	—
- Reversal of provision for contingencies – Cofins – Light	—	(40,750)	—
- Review of transmission revenue – Homologatory Resolution 496	—	30,919	—
= ADJUSTED EBITDA	3,151,633	3,028,354	4.07

The higher Ebitda in January through September 2008 (“9M08”) than in the same period of 2007 (“9M07”) is due mainly to net revenue of 8.29% higher, partially offset by operational costs and expenses (excluding the effects of depreciation and amortization expenses) 11.69% higher. The higher expenses in 2008 were reflected in Ebitda margin, which was 38.97% in 9M08, compared to 40.26% in 9M07.

Gross revenue from supply of electricity

Gross revenue from retail electricity sales was R$ 10,316,243 in January through September 2008, compared to R$ 9,785,218 in the first nine months of 2007 – an increase of 5.43%.

This result was basically due to the following factors, in terms of sales to final consumers:

•                  Tariff adjustment in Cemig Distribuição, with average impact on consumer tariffs of 5.16%, from April 8, 2007 (full effect in 2008).

•                  Reduction of the tariff of Cemig Distribuição, averaging 12.08% across all classes of consumers, from April 8, 2008.

•                  6.45% increase in volume of energy invoiced to final consumers (this excludes Cemig’s own internal consumption).

•                  Recognition of non-recurring revenue relating to financial items of previous years that were included in the tariff of Cemig Distribuição, resulting in the constitution of regulatory assets in the gross amount of R$ 67,194.

Electricity sold to final consumers (MWh)
(Data not audited by independent auditors)

	MWh
Consumption by consumer category	09/30/08	09/30/07	Chg %
Residential	6,732,489	6,498,148	3.61
Industrial	19,647,290	18,165,879	8.15
Commercial, services and others	4,347,312	4,112,500	5.71
Rural	1,679,417	1,568,252	7.09
Public authorities	762,292	715,241	6.58
Public illumination	914,760	911,782	0.33
Public service	1,001,258	985,928	1.55
Total	35,084,818	32,957,730	6.45

The volume of supply to the residential consumer category 3.61% higher mainly reflects the number of consumers invoiced being 3.35% higher, and the positive influence of economic variables, related to families’ consumption (improvement in the labor market, higher total real wages, ease of credit for individuals with lengthening of financing periods and growth of retail sales).

In the commercial consumer category, as well as the increase of 2.19% in the number of consumers, the better performance of retail commerce, accommodation and food service industries, communication services, financial institutions, health and wholesaling contributed to higher revenue in 9M08 than in 9M07.

In the industrial consumer category the better performance of industry resulted in consumption of the “captive” segment 10.9% higher. Also, an increase in “captive” supply to some partially free clients (“hybrid clients”) and the number of consumers 2.17% higher resulted in a higher quantity of electricity supplied to this consumer category and consequently higher revenue in 9M08.

The company’s revenue from wholesale electricity sales to other concession holders was R$ 994,871 in January through September 2008, compared with R$ 882,404 in January through September 2007. This basically reflects the higher price of electricity, since volume sold was 15.32% lower, mainly because of the scarcity of electricity available, due to lower rainfall in 2008. The quantity of energy sold to other concession holders and under “bilateral contracts” was 8,419,530 MWh in January through September 2008, compared to 9,942,896 MWh in 9M07.

Revenue from use of the grid

The revenue from use of the grid was 9.13%, or R$ 130,363, higher (at R$ 1,557,916 in 2008, compared to R$ 1,427,553 in 2007).

This growth is basically due to increased revenue from the Tariff for Use of the Distribution System (TUSD) in Cemig Distribuição and Light, which was R$ 1,027,543, compared to R$ 961,839 in 2007, an increase of 6.83%. This revenue derives from fees charged to free consumers on energy sold by other agents in the electricity sector.

Also in the balance of this line are the revenues for use of the basic grid and the connection system, which were R$ 530,373 in 2008, compared to R$ 465,714 in 2007 – i.e. 13.88% higher.

Main factors were:

•                  Accounting, by Cemig Geração e Transmissão, in June 2007, of a reduction in revenue for use of the network, in the amount of R$ 30,919, due to the revision of the amounts of permitted annual revenues linked to new transmission facilities that are part of the national grid and of the other transmission facilities, for holders of public electricity transmission concessions, in accordance with rules laid down by the regulator, Aneel.

•                  The increase in revenue permitted for the transmission segment of the market, in July 2008, of 11.80%, resulting from the adjustment of that annual revenue figure by application of the IGP-M inflation index accumulated over the 12 previous months.

•                  Startup of operations of expansion of the network, with consequent addition of revenue by the Regulator.

See Explanatory Note 24 to the Consolidated Quarterly Information.

Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment and the disbursements actually made are offset in the subsequent tariff adjustments, and are recorded in Current and Non-current assets as Prepaid expenses.

As from March 2008 the company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs which were actually received in the tariff is transferred to Operational expenses, as shown in Explanatory Note 6, Item “b”.

Deductions from operational revenues

Deductions from operational revenues amounted to R$ 4,232,129 in 9M08, compared to R$ 4,149,123 in 9M07, an increase of 2.00%. The principal changes in these expenses are as follows:

Fuel Consumption Account – CCC

The deduction from revenue relating to the CCC was R$ 293,518 in 9M08, compared to R$ 331,744 in 9M07, representing a reduction of 11.52%. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro rata among electricity concession holders by the Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs. This amount is charged to Free Consumers, on their invoice for use of the basic grid, and passed on to Eletrobrás, hence Cemig GT acts only as an agent to pass on this cost.

Energy Development Account – CDE

The deduction from revenue relating to the CDE was R$ 293,883 in 9M08, compared to R$ 292,101 in 9M07, representing an increase of 0.61. The payments are specified by an Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

The other deductions from revenue refer to the taxes calculated based on a percentage of billing, thus their variations are directly proportional to the differences in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding Net financial revenue/expenses) in January through September 2008 totaled R$ 5,507,258, compared to R$ 5,030,486 in January through September 2007, an increase of 9.48%. This result arises mainly from the change in costs on purchase of electricity, personnel, post-employment benefits and Gas purchased for resale. Further information is given in Explanatory Note 27 to the Consolidated Quarterly Information.

The principal changes in expenses are:

Personnel expenses

Personnel expenses in 9M08 totaled R$ 822,972, 12.34% more than their total of R$ 732,573 in January through September 2007. This increase was basically due to the following factors:

•                  Wage increase of 5.00% given to the employees in November 2007.

•                  Provision for the new Voluntary Dismissal Program (PDD), in the amount of R$ 39,753, in 9M08.

•                  Lower transfer of costs from personnel expenses to works in progress (R$ 103,280 in 2008 vs. R$ 119,759 in 2007).

Energy purchased for resale

This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs. Further information is given in Explanatory Note 27 to the Consolidated Quarterly Information.

Also note that part of the amounts received, monthly, by the company for amortization of “Portion A” result in posting of the corresponding amount in this line, which, for Cemig Distribuição, represented the amount of R$ 111,919. For further comments please see Explanatory Note 6.

Depreciation and amortization

The expense on depreciation and amortization was 7.36% lower, at R$ 542,234, in 9M08, compared to R$ 585,294 in 9M07. This is due to the depreciation on the “Special Obligations”, starting on April 8, 2008, the date of the second cycle of the tariff review, as explained in more detail in Explanatory note 32 to the Consolidated Quarterly Information.

Post-employment obligations

The expense on post-employment obligations in 9M08 was R$187.157, 100.79% higher than the expense of R$ 93,210 posted in January through September 2007. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The higher expense in 2008 arises basically from the adjustment to the actuarial assumptions in December 2007, with reduction of the interest rates, which increased the value of the actuarial obligations.

Operational provisions

Operational provisions in January through September 175.570 totaled R$ 175,570, compared with R$ 210,438 in January through September 2007, 16.57% lower. This variation arises from the following factors:

•                  Lower provision for doubtful receivables (R$ 85,324 in 9M08 compared to R$ 115,424 in 9M07).

•                  Lower provision for labor-law contingencies (R $5,838 in 9M08 compared to R$ 36,032 in 9M07).

•                  Lower provision for administrative proceedings by Aneel, reflecting the amount of R$ 30,000, recorded in March 2007. The amount of this expense in 9M08 was R$ 5,989, which compares with R$ 32,812 in January through September 2007.

For more information please see Explanatory Notes 21 and 27 of the Consolidated Quarterly Information.

Charges for Use of the Basic Transmission Grid

The expense on charges for use of the transmission network in 9M08 was R$ 530,621, compared to R$ 494,263 in January through September 2007, an increase of 7.36%.

These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. This is a non-controllable cost, with the deduction from revenue recorded corresponding to the value effectively passed through to the tariff.

Gas purchased for resale

The cost of purchase of gas for resale was R$ 167,841 in 9M08, compared to R$ 101,154 in 9M07, i.e. 65.93% higher. The variation mainly reflected a higher quantity of gas purchased in 2008, which was a result of greater use of the thermal plants, Gasmig’s clients, in 2008. In 9M08 the quantity of gas acquired was 57.05% higher: 665,407,918 m3, compared to 423,697,911 m3 in 9M07.

Financial revenue (expenses)

This line in 9M08 was a net financial expense of R$ 17,784 compared to a net financial expense of R$ 161,488 in the same period of 2007, a positive variation of R$ 143,704 between the two periods. The main factors in this financial result are:

•                  Revenue from cash investments R$ 57,775 higher due to the higher volume of cash invested in 2008.

•                  Revenue from consumer penalty payments for arrears on electricity bills was 37.39% higher in 9M08, at R$ 127,098, vs. R$ 92,506 in January through September 2007. As well as other delays in payments of electricity bills by clients, which had a significant impact on the change in this line, in the first half of 2008 the Company recognized revenue in the amount of R$ 10,516, relative to accounts received from major industrial consumers for consumption in prior years – the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                  Financial Revenue of R$ 82,702 in 2008 – for the financial compensation paid by the stockholders of RME for Cemig’s waiver of its option to purchase the generation assets of Light for a pre-agreed amount. See further details in Explanatory Note 28.

•                  Revenue from net monetary variation on the regulatory assets (“CVA”, deferred tariff adjustment and general agreement for the electricity sector ) 56,33% lower – at R$ 160,371 in 2008, compared to R$ 367,263 in 2007). This variation arises from the following factors:

•                  The lower value of regulatory assets in 2008, due to amortization of the principal regulatory assets constituted.

•                  Accounting, in 2007, of additional financial revenue in the amount of R$ 99,833, arising from criteria for updating set by Aneel for the asset relating to transactions in Free Energy during the rationing period. This procedure had no impact on the financial result of 2007 due to the constitution of a provision for losses in the same amount. As a result of this provision made in 2007, the line Provision for Losses on “Free Energy” was 84.54% lower (R$ 24,173 in 2008 compared with R$ 156,385 in 2007).

•                  Revenue reported in 2008 of R$ 108,090 from the final court decision in favor of Light in an action challenging the application of PIS and Cofins taxation to financial revenue. Further information is given in Explanatory Note 21 to the Consolidated Quarterly Information.

•                  Lower expenses on the CPMF tax due to its being abolished.

•                  Net loss on FX variations in 9M08, net of offsetting effects of financial instruments, totaled R$ 53,080, in comparison to net loss of R$ 23,871 in January through September 2007, basically arising from loans and financings in foreign currency. This change mainly reflects the appreciation of the US dollar against the Real in 2008. In 9M08 the dollar appreciated by 8.07%, which compares with a depreciation of 13.99% during the same period of 2007. For part of the debt in foreign currency the Company made swap transactions substituting the Brazilian domestic CDI rate for the variation in the indexor of the contracts.

For a breakdown of financial revenues and expenses, see Explanatory Note 28 to the Consolidated Quarterly Information.

Income tax and Social Contribution; effective tax rate

Cemig’s expenses on income tax and the Social Contribution in 9M08 totaled R$ 834,692, on profit of R$ 2,591,152, before tax effects, a percentage of 32.21%. Cemig’s expenses on income tax and the Social Contribution in January through September 2007 totaled R$ 665,849, on profit of R$ 2,287,396, before tax effects, a percentage of 29.11%. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

The amount of R$ 81,924 was recorded in June 2007 for extraordinary tax credits, recognized by Light, in relations to previous periods.

INCOME STATEMENTS FOR THE SECOND QUARTERS OF 2008 AND 2007

	3Q08	3Q07	Change, %
OPERATIONAL REVENUE
Gross revenue from supply of electricity	3,415,253	3,441,038	(0.75)
Revenue from use of the grid	544,058	474,451	14.67
Other operational revenues	164,496	176,506	(6.80)
Gross operational revenue	4,123,807	4,091,995	0.78
Deductions from operational revenues	(1,368,973)	(1,427,004)	(4.07)
Net operational revenue	2,754,834	2,664,991	3.37

OPERATIONAL COSTS AND EXPENSES
Personnel, managers and board members	(245,110)	(239,051)	2.53
Post-employment obligations	(61,645)	(32,947)	87.10
Materials	(22,075)	(22,641)	(2.50)
Raw materials	(23,478)	(44,768)	(47.56)
Outsourced services	(172,553)	(164,835)	4.68
Electricity purchased for resale	(725,666)	(698,133)	3.94
Depreciation and amortization	(170,378)	(206,562)	(17.52)
Financial compensation for use of water resources	(33,561)	(29,774)	12.72
Operational provisions	(51,873)	(53,880)	(3.72)
Charges for the use of the basic transmission grid	(174,946)	(166,145)	5.30
Gas purchased for resale	(57,339)	(38,973)	47.12
Other operational expenses, net	(85,752)	(53,757)	59.52
	(1,824,376)	(1,751,466)	4.16
OPERATIONAL PROFIT	930,458	913,525	1.85
NET FINANCIAL REVENUE (EXPENSES)	(122,947)	(38,313)	220.90
OPERATIONAL PROFIT	807,511	875,212	(7.74)
NON-OPERATIONAL PROFIT (LOSS)	(10,862)	(13,956)	(22.17)
Profit before income tax and Social Contribution	796,649	861,256	(7.50)
Income tax and Social Contribution	(300,144)	(603,055)	(50.23)
Deferred income tax and Social Contribution	66,252	324,691	(79.60)
Profit shares	(21,716)	(21,406)	1.45
Minority shares	(24,804)	(14,357)	72.77
Net profit for the period	516,237	547,129	(5.65)

Net profit for the quarter

In the third quarter of 2008 (3Q08) Cemig reported net profit of R$ 516,237, 5.65% lower than the net profit of R$ 547,129 reported for the third quarter of 2007 (3Q07). This is basically due to the result in Financial revenue (expenses) in 2008 – net financial revenue of R$ 122,947, compared to net financial expense of R$ 38,313 in 2007.

Ebitda (method of calculation not reviewed by external auditors).

EBITDA - R$ ’000	3Q08	3Q07	Chg%
Net profit	516,237	547,129	(5.65)

+ Income tax and Social Contribution	233,892	278,364	(15.98)
+ Profit shares	21,716	21,406	1.45
+ – Non-operational revenue (expenses)	10,862	13,956	(22.17)
- Financial revenue (expenses)	122,947	38,313	220.90
+ Amortization and depreciation	170,378	206,562	(17.52)
Minority interests	24,804	14,357	72.77
Ebitda	1,100,836	1,120,087	(1.72)

The lower Ebitda in 3Q08 than 3Q07 is mainly due to operational costs and expenses (excluding the effects of depreciation and amortization expenses) higher 7.06%, partially offset by net operational revenue 3.37% higher. The higher expenses in 3Q08 were reflected in Ebitda margin, which was 39.96% in 3Q08, compared to 42.03% in 3Q07.

Gross revenue from supply of electricity

	MWh		Change,	R$		Change,
	3Q08	3Q07%		3Q08	3Q07%
Residential	2,234,575	2,093,084	6.76	978,993	1,079,747	(9.33)
Industrial	7,155,562	6,327,700	13.08	1,024,790	906,683	13.03
Commercial, services and others	1,406,091	1,297,498	8.37	581,374	598,878	(2.92)
Rural	718,582	634,709	13.21	159,262	168,053	(5.23)
Public authorities	251,697	231,092	8.92	103,337	96,444	7.15
Public illumination	303,372	298,750	1.55	69,847	81,825	(14.64)
Public service	316,634	335,388	(5.59)	88,985	97,374	(8.62)
Sub-total	12,386,513	11,218,221	10.41	3,006,588	3,029,004	(0.74)
Own consumption	12,444	12,435	0.07	—	—	—
Subvention for low-income consumers	—	—	—	(6,493)	30,542	(121.26)
Retail supply not invoiced – Regulatory Asset	—	—	—	(38,807)	—	—
Retail supply not invoiced, net	—	—	—	78,567	23,023	241.25
	12,398,957	11,230,656	10.40	3,039,855	3,082,569	(1.39)
Supply to other concession holders	2,856,010	3,539,804	(19.32)	432,298	338,827	27.59
Transactions in energy on the CCEE	—	—	—	(56,900)	19,642	—
Total	15,254,967	14,770,460	3.28	3,415,253	3,441,038	(0.75)

(*) Information not reviewed by our external auditors.

Gross revenue from electricity supply in 3Q08 was R$ 3,415,253, 0.75% less than in 3Q07 (R$ 3,441,038).

The main impacts on 2008 revenues arose from the following factors:

•                  Reduction of the tariff of Cemig Distribuição, averaging 12.08% across all classes of consumers, from April 8, 2008.

•                  Increase, averaging 5.16%, in consumer tariffs, from April 8, 2007 (full effect in 2008).

•                  10.41% increase in volume of energy invoiced to final consumers (this excludes Cemig’s own internal consumption).

Revenues from energy sold to other concession holders totaled R$ 375,398 in 3Q08, compared to R$ 358.469 in 3Q07 – an increase of 4.72%. This is basically due to the higher average tariff, since the quantity of electricity traded was 19.32% lower (2,856,010 MWh in 3Q08, compared to 3,539,804 MWh in 3Q07).

Revenue from use of the grid

This refers to the TUSD, charged to free consumers on the energy sold and also to the revenue from use of the basic transmission grid of Cemig GT. This was 14.67% higher in 3Q08, at R$ 544,058, than in 3Q07 (R$ 474,451).

Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”), used as a reference in the calculation of the tariff adjustment, and the disbursements in fact made are compensated for in the subsequent tariff adjustments, and are recorded in Assets and Liabilities.

Deductions from operational revenues

	3Q08	3Q07	Change, %
ICMS TAX	742,988	754,427	(1.52)
Cofins tax	291,219	340,246	(14.41)
PIS and Pasep taxes	56,780	72,411	(21.59)
ISS (value-added tax on services)	1,154	244	372.95
	1,092,141	1,167,328	(6.44)

RGR – Global Reversion Reserve	46,807	40,628	15.21
Energy Efficiency Program - PEE	9,217	9,527	(3.25)
Energy Development Account – CDE	97,182	98,042	(0.88)
Fuel Consumption Account (CCC)	106,035	87,148	21.67
Research and Development – R&D	7,022	7,132	(1.54)
National Scientific and Technological Development Fund (FNDCT)	7,057	6,202	13.79
Energy System Expansion Research (EPE / Energy Ministry)	3,522	3,767	(6.50)
Emergency Capacity Charge	(10)	7,230	(100.14)
	276,832	259,676	6.61
	1,368,973	1,427,004	(4.07)

The principal changes in these expenses are as follows:

Fuel Consumption Account – CCC

The deduction of revenue for the CCC was R$ 106,035 in 3Q08, 21.67% higher than in 3Q07 (R$ 87,148). This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro rata among electricity concession holders by the Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 97,182 in 3Q08, 0.88% lower than in 3Q07 (R$ 98,042). The payments are specified by an Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

The other deductions from revenue refer to the taxes calculated based on a percentage of billing, thus their variations are directly proportional to the differences in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 1,824,376 in 3Q07, 4.16% lower than the R$ 1,751,466 reported for 3Q07.

The principal changes in expenses are:

Personnel expenses

The expense on personnel in 3Q08 was R$ 245,110, 2.53% higher than in 3Q07 (R$ 239,051). This reflects the salary adjustment of 5.00%, given to employees in November 2007, partially offset by the higher transfer of costs to works in progress (R$ 49,329 in 2008, and R$ 43,062 in 2007).

Energy purchased for resale

The expense on this account in the third quarter of 2008 was R$725.666, 3.94% higher than the figure of R$ 698,133 for this account in the third quarter of 2007. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Depreciation and amortization

The expense on depreciation and amortization in 3Q08 was R$ 170,378, 17.52% lower than in 3Q07 (R$ 206,562), due to the depreciation of the “Special Obligations” as from April 8, 2008, the date of the second tariff review cycle, in accordance with the change in the accounting rule set by Aneel.

Post-employment obligations

The expense on post-employment obligations in 3Q08 was R$ 61,645, 87.10% less than the expense of R$ 32,947 in 3Q07. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The higher expense in 2008 basically results from the adjustment in the actuarial assumptions in December 2007, with the reduction of interest rates, which increased the value of the actuarial obligations.

Operational provisions

Operational provisions were not significantly different between the two periods (R$ 51,873 in 3Q08, and R$ 53,880 in 3Q07). The main variations were in the provision for legal contingencies – civil actions (a provision of R$ 8,467 in 3Q08, compared to a reversal of provision of R$ 8,982 in 3Q07), and in the provision for civil actions – tariff increases (provision of R$ 4,809 in 3Q08, compared to a provision of R$ 19,227 in 3Q07).

Financial revenue (expenses)

	3Q08	3Q07	Change, %
FINANCIAL REVENUES
Revenue from cash investments	79.137	48.223	64,11
Arrears penalty payments on electricity bills	28.578	42.458	(32,69)
Interest and monetary variation on accounts receivable from the Minas
Gerais state government State of Minas Gerais	70.830	71.222	(0,55)
Monetary variation of CVA	11.571	8.388	37,95
Monetary variation – General Agreement for the Electricity Sector	21.080	63.539	(66,82)
Monetary variation – Deferred Tariff Adjustment	14.372	43.477	(66,94)
FX variations	(13.749)	40.461	(133,98)
Pasep and Cofins taxes on financial revenues	(10.392)	13.372	(177,71)
Gains on financial instruments	(4.812)	824	(683,98)
Adjustment to present value	12.419	—	—
Others	36.736	41.995	(12,52)
	245.770	373.959	(34,28)

FINANCIAL EXPENSES
Charges on loans and financings	(245.599)	(241.516)	1,69
Monetary variation – General Agreement for the Electricity Sector	5.997	(17.153)	(134,96)
Monetary updating – CCEE	—	10.497
Monetary variation of CVA	(7.900)	(7.470)	5,76
FX variations	(55.482)	(14.043)	295,09
Monetary variation – loans and financings	(21.660)	(15.212)	42,39
CPMF TAX	627	(20.916)	(103,00)
Provisions for losses in recovery of Extraordinary Tariff Recomposition amounts	(789)	(19.456)	(95,94)
Extraordinary tariff and “Free Energy” - updating	(18.233)	—	—
Adjustment to present value	19.204	(43.022)	(144,64)
Losses on financial instruments	(44.882)	(43.981)	2,05
Others	(368.717)	(412.272)	(10,56)
	(122.947)	(38.313)	220,90

There was a significant change in the result of Financial revenue (expenses) between the two periods. The main factors in this are:

•                  Revenue from cash investments R$ R$30,914 higher due to the higher volume of cash invested in 2008.

•                  Revenue from net monetary variation on the regulatory assets (“CVA”, deferred tariff adjustment and general agreement for the electricity sector ) 66.82% lower – at R$ 45,120 in 3Q08, compared to R$ 101,278 in 3Q07). This variation is mainly due to the lower value of regulatory assets previously posted were amortized.

•                  Reduction of R$ 20,289 in the expense on the CPMF tax as a result of the tax being abolished.

•                  Net loss on FX variations in 3Q08, net of offsetting effects of financial instruments, totaled R$ 54,839, in comparison to net loss of R$ 15,780 in 3Q07, basically arising from loans and financings in foreign currency. This change mainly reflects the appreciation of the US dollar against the Real in 2008. In 3Q08 the dollar appreciated by 20.25%, which compares with a depreciation of 4.53% in 3Q07. For part of the debt in foreign currency the Company made swap transactions substituting the Brazilian domestic CDI rate for the variation in the indexor of the contracts.

Income tax and Social Contribution; effective tax rate

Cemig’s expenses on income tax and the Social Contribution in 3Q08 totaled R$ 233,892 on profit of R$ 796,649 before tax effects, a percentage of 29.36%. Cemig’s expenses on income tax and the Social Contribution in 2007 totaled R$ 278,364 on profit of R$861,256 before tax effects, a percentage of 32.32%.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Information not reviewed by our external auditors.

Investor Relations

In the 9 months of 2008, through strategic actions aiming to enable investors and stockholders to have a correct valuation of our businesses and our prospects for growth and addition of value, we have increased Cemig’s exposure to the Brazilian and global capital markets as a leading company in its industry.

We maintain a constant and proactive flow of communication with Cemig’s investor market, reinforcing our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them.

Our results are published though video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present – developing an increasingly transparent relationship, in line with the best corporate governance practices.

To serve our stockholders spread out over 42 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences and meetings with investors, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

In May, for the 13th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with Apimec, the Brazilian Capital Markets and Analysts’ Association, in the town of Araxá, Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives. The meeting included a technical visit to the Nova Ponte Hydroelectric Plant.

In these 9 months of 2008 the recognition of our policy of expanding Cemig’s investor market and widening our stockholder base can be seen from the recommendations made for our securities, and from the 8% growth in our market capitalization – which reached R$ 17.3 billion on September 30, the second highest in the Brazilian electricity sector.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and the duty to report, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board for formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the company through equilibrium between the economic, financial, environmental and social aspects of our undertakings, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred (PN) and common (ON) shares have been listed under Corporate Governance Level 1 on the São Paulo stock exchange since 2001 (tickers CMIG3 and CMIG4 respectively). This represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have been listed on the Latibex of the Madrid stock exchange (ticker: XCMIG) since 2002.

Our material procedures related to preparation of the Consolidated Financial Statements have been compliant since the end of 2006 with the requirements of Section 404 of the Sarbanes Oxley law of the US.

Our bylaws include targets of the Strategic Plan, and the dividend policy:

•                  a) to keep the company’s consolidated indebtedness equal to or less than 2 (two) times Ebitda (earnings before interest, taxes, depreciation and amortization);

•                  to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) equal to or less than 40%;

•                  consolidated funds in Current assets to be kept to a maximum of 5% of Ebitda;

•                  the consolidated amount of funds destined to capital expenditure in each business year to be limited to 40% of Ebitda;

•                  to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations;

•                  to limit the expenses of the subsidiary Cemig Distribuição S.A., and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits:

•                  consolidated debt: maximum 2.5 times Ebitda;

•                  consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum 50%; and

•                  consolidated funds in Current assets: maximum 10% of Ebitda.

The stockholders’ agreement signed between the government of Minas Gerais State and Southern Electric Brasil Participações Ltda (SEB) in 1997 has been suspended by the Brazilian judiciary. Appeals filed by SEB are before the federal courts.

Board of Directors

Meetings

Our Board of Directors has met 16 times in 2008, to make decisions on subjects including strategic planning, expansion, projects, acquisition of new assets, and various investments.

Membership, election and period of office

The current Board of Directors was elected on April 25, 2008, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended. Our Board of Directors is made up of 14 members, of whom eight are elected by the government of the State of Minas Gerais, five by the stockholder Southern Electric Brasil Participações Ltda. – SEB, and one by the minority holders of preferred shares.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2009.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                  Decision, before signing, on any contract signed between Cemig and stockholders or their parent companies.

•                  Decision on any sale of goods, loans or financings, pledge of the company’s property, plant or equipment, or guarantees to third parties or other legal acts or transactions, with value of R$ 5 million or more.

•                  Authorization for issuance of securities in the domestic or external market to raise funds.

•                  Approval of the Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Since 2006 Cemig has had committees, made up of members of the Board of Directors, to carry out prior discussion and analysis on matters to be decided by the Board, as follows:

1.     Board of Directors’ Support Committee;

2.     Governance Committee;

3.     Human Resources Committee;

4.     Strategy Committee;

5.     Finance Committee; and

6.     Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is 20% of the average paid to our Directors, and does not include any share purchase options.

Information on the names of the members of the Board of Directors and their résumés is on our website at: www.cemig.com.br.

A list with the names of the members of the Board of Directors is on our website at: www.cemig.com.br.

Audit Committee

As well as the Brazilian Corporate Law, in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), the capital markets regulator of the United states, we opted for the exemption allowed by the Exchange Act, rule 10-3A, and regulated by SEC release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of seven members whose individual functions are set by the company’s bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; they may also be dismissed at any time by the Board of Directors.

Members are allowed also to carry out simultaneous non-remunerated roles in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies, and they are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig Geração and Transmissão S.A. and Cemig Distribuição S.A.

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors following the Ordinary General Meeting of Stockholders of 2009.

The members of the Executive Board and their brief resumes are on our website: www.cemig.com.br.

The Directors have individual responsibilities established by the Board of Directors and the Bylaws, including:

•                  Current management of the company’s business, complying with the bylaws, the Strategic Plan, the Multi-Year Strategic Implementation Plan, and the Annual Budget.

•                  Decision on any disposal of goods, loans or financings, pledge of any of the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions in amounts less than R$ 5 million;

The Executive Board normally meets weekly. It has held 47 meetings in 2008.

A list of the names and summary résumés of its members is available on our Internet page: www.cemig.com.br.

The Audit Board

Meetings

It has held 9 meetings so far in 2008.

Membership, election and period of office

We have a permanent Audit Board, established by the bylaws, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

•                  One member elected by the holders of the preferred shares.

•                  One member elected by holders of common shares, not belonging to the controlling stockholder group, representing at least 10% of the registered capital.

•                  Three members appointed by the majority stockholder.

The members of the Audit Board are listed on our website – www.cemig.com.br.

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law – to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United states – we opted for the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average paid to the Directors.

The members of the Executive Board and their brief resumes are on our website: www.cemig.com.br.

The Sarbanes-Oxley Law

Cemig has obtained certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, in accordance with an opinion by the external auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the potentially significant controls and accounting records in the financial statements for 2007, and the design of the key processes in controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2007 was validated with our new external auditors, KPMG Auditores Independentes.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning – which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, Compliance with the Sarbanes Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. The result has been improvement in the effectiveness of controls, commitment to implementation of the proposed mitigating action plans and, consequently, reduction of the impact and the probability of occurrence of innumerable risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment.

To ensure safety and confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site for employees to have access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee. The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                  Improvement of the methodology of calculation of financial exposure risks, to provide the greatest possible objectivity for the assessments made by the management, offering senior management the maximum security in the process of taking decisions. The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                  Creation of standard reports, to meet the needs of various decision levels in the company.

Statement of Ethical Principles and Code of Professional Conduct

The approval by Cemig’s Board of Directors in May 2004 of the Declaration of Ethical Principles and Code of Professional Conduct (www.cemig.infoinvest.com.br/CorporateGovernance/EthicalPrinciples), confirmed an important step in improving our internal system of corporate governance, and increasing our transparency. The Declaration is divided into 11 principles that reflect ethical conduct and values that are incorporated into our culture.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees, and through it the Ethics Committee was then able to receive anonymous reports, via an open channel on our intranet – the Anonymous Information Channel. Items reported here should include irregular practices contrary to the Company’s interests, including: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers and employees; irregular contracting; and other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three replacement members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles or rules of conduct, provided they are presented in a written document signed by the interested party. These should be sent to the address: CEMIG, Av. Barbacena 1200, SA/17°/B2, accompanied by indication of the means of proof (witnesses, documents or other sufficient and appropriate means). They can also be sent by email or telephone – the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business and reaffirms our ethical principles.

The Statement of Ethical Principles and Code of Professional Conduct of Cemig is based on 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our Internet page: http://cemig.infoinvest.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON SEPTEMBER 30, 2008

	COMMON		PREFERRED		TOTAL
	SHARES		SHARES		SHARES
STOCKHOLDER	(thousands)%		(thousands)%		(thousands)%

State of Minas Gerais	110.540.576	50,96	—	—	110.540.576	22,27

Other entities of the state	29.236	0,01	4.974.466	1,78	5.003.702	1,00
Total, controlling stockholder	110.569.812	50,97	4.974.466	1,78	115.544.278	23,27
Southern Electric Brasil Participações Ltda.	71.506.613	32,96	—	—	71.506.613	14,41

SHAREHOLDERS OF SOUTHERN ELECTRIC BRASIL PARTICIPAÇÕES LTDA. On September 30, 2008

Item	Name	Number of shares (Units)%
1	Cayman Energy Traders	321.480.876	91,75
2	524 Participações S.A.	28.913.419	8,25

1 – Non-Brazilian company

2 – Listed company; Opportunity Alfa FIA Fund holds 99.99% of its registered capital.

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	09/30/2008		09/30/2007
	ON	PN	ON	PN

HOLDING COMPANY	110.569.812	4.974.466	108.377.571	5.329.764

BOARD OF DIRECTORS

Alexandre Heringer Lisboa	1	—	1	—

André Araújo Filho	1	—	—	—

Andréa Leandro Silva	6	—	6	—

Antônio Adriano Silva	1	—	1	—

Britaldo Pedrosa Soares	1	—	—	—

Clarice Silva Assis	1	—	—	—

Djalma Bastos de Morais	—	40	—	40

Eduardo Lery Vieira	1	—	1	—

Evandro Veiga Negrão de Lima	6.120	—	5.999	—

Fernando Henrique Schuffner Neto	—	309	—	303

Francelino Pereira dos Santos	1	—	1	—

Franklin Moreira Gonçalves	1	—	1	—

Guilherme Horta Gonçalves Junior	1	—	1	—

	09/30/2008		09/30/2007
	ON	PN	ON	PN

Guy Maria Villela Paschoal	8	—	—	—

Jeffery Atwood Safford	1	—	—	—

João Camilo Penna	1	150	—	—

José Castelo Branco da Cruz	1	—	—	—

Lauro Sergio Vasconcelos David	1	—	1	—

Luiz Antônio Athayde Vasconcelos	1	—	1	—

Marco Antônio Rodrigues da Cunha	1	—	1	—

Maria Amália Delfim de Melo Coutrim	1	—	1	—

Maria Estela Kubitscheck Lopes	1	—	1	—

Paulo Sérgio Machado Ribeiro	71	1	—	—

Roberto Pinto Ferreira Mameri Abdenur	102	—	—	—

Thomas Anthony Tribone	1	—	—	—

Wilton de Medeiros Daher	1	—	2	—

STOCK POSITION
	09/30/2008		09/30/2007
NAME	ON	PN	ON	PN

EXECUTIVE BOARD

Djalma Bastos de Morais	—	40	—	40

Bernardo Afonso Salomão de Alvarenga	1	—	1	—

Fernando Henrique Schuffner Neto	—	309	—	303

Luiz Henrique de Castro Carvalho	—	—	—	—

José Carlos de Mattos	—	—	—	—

Luiz Fernando Rolla	4	—	1	—

Marco Antônio Rodrigues da Cunha	1	—	1	—

AUDIT BOARD

Aliomar Silva Lima	—	—	—	—

Ari Barcelos da Silva	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos
Drummond	—	—	—	—

Benedito José Ferreira	—	—	—	—

Celene Carvalho de Jesus	—	—	—	—

Leonardo Guimarães Pinto	—	—	—	—

Luiz Guarita Neto	—	—	—	—

Luiz Otávio Nunes West	—	—	—	—

Marcus Eolo de Lamounier Bicalho	—	—	—	—

Thales de Souza Ramos Filho	—	—	—	—

SHARES IN CIRCULATION

(EXCLUDING THOSE OWNED BY THE GOVERNMENT OF THE BRAZILIAN STATE OF MINAS GERAIS)(*)

	COMMON				TOTAL
DATE	SHARES	%	PREFERRED SHARES	%	SHARES	%
09/30/2008	106,376,485	49.04	279,165,731	99.92	385,542,216	77.68
09/30/2007	104,238,883	49.03	268,300,820	97.98	372,539,703	76.58

(*) Changes in numbers of shares arise from corporate action and/or events during 2008.

AUDITORS’ REPORT ON SPECIAL REVIEW

To

The Board of Directors

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG

1.                    We have reviewed the Quarterly Financial Information – ITR of Companhia Energética de Minas Gerais – CEMIG (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008, comprising the balance sheet, the statements of income and of cash flows, the management report and explanatory notes, which are the responsibility of its management.

2.                    Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information – ITR; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.                    Based on our review, we are not aware of any material modification that should be made in accounting information included in the Quarterly Financial Information – ITR described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information – ITR, including the Instruction CVM Nº 469/08.

4.                    As mentioned in Note 2 to the financial information, on December 28, 2007 Law N° 11,638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law N° 6,404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, some changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, through the Instruction CVM Nº 469/08, the Brazilian Securities Commission (CVM) has given the option to the non-application of all the rules of Law N° 11,638/07 in the preparation of Quarterly Financial Information – ITR. As a consequence, the accounting information included in the Quarterly Financial Information – ITR for the quarter ended September 30, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate all changes to the accounting practices introduced by Law N° 11,638/07.

5.                    As described in Note 31 to the financial information, as a result of the second periodic tariff review of the subsidiary Cemig Distribuição S.A., anticipated in the concession contracts, Aneel published, as provisional, the tariff repositioning of Cemig Distribuição S .A. in - 12.24% to be applied in the period as from April 8, 2008. The applicable effects regarding this provisional tariff repositioning were included in the Quarterly Financial Information – ITR for the quarter ended September 30, 2008, as described in mentioned Note. Therefore, the possible effects as a result of the ultimate review, if any, will be reflected in the financial position of the Company and the subsidiary in subsequent periods.

6.                    As described in Notes 7, 16 and 21 to the financial information, Companhia Energética de Minas Gerais – CEMIG and its subsidiaries have assets and liabilities recorded in relation to transactions for the sale and purchase of energy and other transactions on the Electricity Trading Chamber (CCEE) (previously called “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out to September 30, 2008, and may be changed as a result of decisions in current Court Proceedings brought by companies in the sector, in relation to the interpretation of the rules of the wholesale energy market in effect at the moment in which referred transactions are realized.

November 10, 2008

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

6.                     Earnings Release 3rd Quarter 2008

EARNINGS RELEASE

3rd QUARTER 2008

CEMIG

A Melhor Energia do Brasil.

Djalma Bastos de Morais, Cemig’s Chief Executive Officer, comments on the 3Q08 results:

“Cemig’s exceptional results in the third quarter of 2008 reflect the sucess of the company’s Longterm Strategic Plan and the strategy linked to it, which by focusing on the long-term gives Cemig a solid position, with consistent results, reaffirming its position of leadership in Brazil.

In spite of the recent changes in the macroeconomic scenario, we will maintain our economic and financial planning unchanged, including investments, amortizations, and our dividend payment policy. This comfortable situation is the result of a conjunction of strategies, that range from maintaining a balanced portfolio of businesses to financial discipline, including the sale of electricity in the open market – which has helped to mitigate the effect of the recent rate review of the distribution company.

With the investments currently in progress we will grow, in generation, distribution and transmission of electricity, and in distribution of natural gas, and we will also be attentive to all the opportunities for acquisition with profitability that can add value to our business. We continue to do our homework, growing in all the sectors in a balanced manner, and with focus on operational excellence, mitigating risks and taking advantage of all the synergies that an integrated company on Cemig’s scale offers.

The results we present today show that we are on the right path, and that the decisions that we took in recent years are constantly adding value to our business, making Cemig every day a stronger and more solid company, with efficient business management.”

Luiz Fernando Rolla, Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, says:

“In the third quarter we continued to generate consistent, robust cash flow as a result of our operations – which seek, incessantly and continuously, to add value to our businesses.

Our Ebitda has reached the R$ 1.1 billion mark – and our Ebitda margin has reached 40% – benefiting from our policy of maintenance of high levels of operational efficiency.

This new level of cash flow is in line with the figures estimated in our financial projections and in our Strategic Plan, and reflects the correctness of a strategy of growth via acquisitions and new projects, within the process of consolidation of the sector. In the last 12 months our Ebitda is now higher than R$ 4.2 billion, which is a very good illustration of how solid and consistent our results are.

The impact on our income of the rate review of Cemig Distribuição is mitigated by our portfolio of businesses, since the Cemig Group is made up of 50 companies, and 10 consortia, with operations that have mutual synergy and are increasingly profitable, in a position of low risk and greater stability of results in the long term.

Our financial discipline and our business strategy have positioned Cemig on a very comfortable level, which enables us to be flexible in our financial management, enabling us to adapt ourselves better to a new macroeconomic reality.

Our solid cash position makes it possible to execute our Strategic plan, ensuring continuation of our dividend policy and effective debt management, while at the same time maintaining our planned investments, including those associated with acquisition opportunities.

The excellent results that we are presenting today show that we continue to add value, in a continuous and sustainable manner, for all our stockholders and stakeholders.

The rest of this release gives the highlights of our third quarter financial figures.

(In thousands of R$, unless noted otherwise)

•      Highlights of Third Quarter 2008

•           Ebitda: R$ 1.101 billion;

•           Net income: R$ 516 million;

•           Net sales revenue: R$ 2.8 billion;

•           Record quarterly sales: 15,255 GWh

•           Valorization of our shares:

•                  Cmig 4: +24.2% in 2008 (up to September), reflects market recognition

•      Economic summary

		R$ million
	3Q 2008	3Q 2007	Change, %

Energy sold, GWh*	15,255	14,770	3.28

Gross revenue	4,124	4,198	-1.77

Net sales revenue	2,755	2,665	+3.37

EBITDA	1,101	1,120	-1.72

Net income	516	547	-5.65

* Includes figures for Light S.A.

•      Gross revenue from supply of electricity

Cemig’s total gross revenue from sales of electricity in the third quarter of 2008 (“3Q08”) was R$ 3,415,253, 0.75% less than in the third quarter of 2007 (“3Q07”) (R$ 3,441,038).

The main impacts on 2008 revenues came from these factors:

•                  Reduction in the tariff of Cemig Distribuição, resulting in an average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008.

•                  Increase in consumer tariffs averaging 5.16%, from April 8, 2007 (full effect in 2008).

•                  Volume of energy invoiced to final consumers 10.41% higher (this excludes Cemig’s own internal consumption).

Revenues from energy sold to other concession holders totaled R$ 375,398 in 3Q08, 4.72% more than in 3Q07 (R$ 358,469). This reflects the increase in the average tariff, since the quantity of electricity sold was 19.32% lower in 3Q08, at 2,856,010 MWh, than in 3Q07 (3,539,804 MWh).

Participation by classes in captive market (Cemig D)

•                  In the same quarter last year, participation in the industrial sector rose 3%, reaching 26%

•                  Customer base demonstrates a balanced participation of various classes

Participation (%) by classes including transportation to free customers

•                  Cemig D is the largest distributor in energy transported on Brazil

•                  Growth of 6% in volume of energy distributed in the 3Q 2008, totaling 0.363 GWh

	MWh (*)		Change,	R$		Change,
	3Q08	3Q07%		3Q08	3Q07%
Residential	2,234,575	2,093,084	6.76	978,993	1,079,747	(9.33)
Industrial	7,155,562	6,327,700	13.08	1,024,790	906,683	13.03
Commercial, services and others	1,406,091	1,297,498	8.37	581,374	598,878	(2.92)
Rural	718,582	634,709	13.21	159,262	168,053	(5.23)
Public authorities	251,697	231,092	8.92	103,337	96,444	7.15
Public illumination	303,372	298,750	1.55	69,847	81,825	(14.64)
Public service	316,634	335,388	(5.59)	88,985	97,374	(8.62)
Sub-total	12,386,513	11,218,221	10.41	3,006,588	3,029,004	(0.74)
Own consumption	12,444	12,435	0.07	—	—	—
Subsidy for low-income consumers	—	—	—	(6,493)	30,542	(121.26)
Uninvoiced supply – Regulatory asset	—	—	—	(38,807)	—	—
Supply not invoiced, net	—	—	—	78,567	23,023	241.25
	12,398,957	11,230,656	10.40	3,039,855	3,082,569	(1.39)
Supply to other concession holders	2,856,010	3,539,804	(19.32)	432,298	338,827	27.59
Transactions in energy on the CCEE	—	—	—	(56,900)	19,642	—
Total	15,254,967	14,770,460	3.28	3,415,253	3,441,038	(0.75)

(*) Information in MWH not reviewed by our external auditors.

•      Revenue for use of the network

This refers to the TUSD, charged to Free Consumers, on energy sold, and also from the revenue for use of Cemig GT’s own basic transmission grid. It was 14.67% higher in 3Q08, at R$ 544,058, than in 3Q07 (R$ 474,451).

•      EBITDA

The reduction in EBITDA in the third quarter of 2008 compared to the same period of 2007 is due primarily to an increase of 7.06% in operating expenditure (excluding the effects of depreciation and amortization), partially offset by an increase of 3.37% in net operating revenue. Due to the reduction of EBITDA, the margin of EBITDA reduced from 42.03% in 2007 to 39.96% in 2008

(Method of calculation not reviewed by our external auditors).

EBITDA - R$ ’000	3Q08	3Q07	Change,%
Net income	516,237	547,129	(5.65)
+ Income tax and Social Contribution	233,892	278,364	(15.98)
+ Profit shares	21,716	21,406	1.45
+ – Non-operational revenue (expenses)	10,862	13,956	(22.17)
- Financial revenue (expenses)	122,947	38,313	220.90
+ Amortization and depreciation	170,378	206,562	(17.52)
Minority interests	24,804	14,357	72.77
EBITDA	1,100,836	1,120,087	(1.72)

•      Net income

Cemig reports net income of R$ 526,237 for 3Q08, 5.65% lower than the net income of R$ 547,129 reported for 3Q07. This basically reflects Net financial expenses in 3Q08 of R$ 112,946, which compares with Net financial expenses in 3Q07 of R$ 38,313.

•      Capital expenditure (R$million)

Business	2006	2007	Up to 3Q08	2008
CEMIG Generation and Transmission	156	315	116	883
Generation	98	281	106	266
Transmission - Basic Network	58	34	10	617
CEMIG Distribution	1,238	601	506	1,119
Subtransmission	83	67	120	402
Distribution	1,155	534	386	717
Expansion & reinforcement of existing nets.	226	310	175	382
Luz para Todos (I and II)	884	124	157	194
Others	45	100	54	141
CEMIG Holding	558	10	18	137
Capital contributions	33	6	15	131
Others	1	4	3	6
RME Amount 25% - Light Acquisition	175	—	—	—
Acquisition of Trans. Companies - TBE	349	—	—	—
Total Investments	715	926	640	1,021

(*) Estimated amounts according to company planning for the 2007/2011 cycle

•      Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”), used as a reference in the calculation of the tariff adjustment, and the disbursements actually made are offset in the subsequent tariff adjustments, and are registered in Current assets and Non-current assets.

Deductions from operational revenues (R$ ‘000)

	3Q08	3Q07	Change,%
ICMS tax	742,988	754,427	(1.52)
Cofins tax	291,219	340,246	(14.41)
PIS and Pasep taxes	56,780	72,411	(21.59)
ISS Value-added tax on services	1,154	244	372.95
	1,092,141	1,167,328	(6.44)

RGR – Global Reversion Reserve	46,807	40,628	15.21
Energy Efficiency Program – PEE	9,217	9,527	(3.25)
Energy Development Account – CDE	97,182	98,042	(0.88)
Fuel Consumption Account – CCC	106,035	87,148	21.67
Research and Development – R&D	7,022	7,132	(1.54)
National Scientific and Technological Development Fund – FNDCT	7,057	6,202	13.79
Energy System Expansion Research (EPE / Energy Ministry)	3,522	3,767	(6.50)
Emergency Capacity Charge	(10)	7,230	(100.14)
	276,832	259,676	6.61
	1,368,973	1,427,004	(4.07)

The main differences in deductions from revenue are:

Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 3Q08 was R$ 106,035, 21.67% higher than in 3Q07 (R$ 87,148). The CCC reflects the costs of operation of the thermal plants in the national grid and the isolated systems, shared between the electricity concessions through an Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through rates.

Energy Development Account – CDE

The deduction from revenue for the CDE in 3Q08 was R$ 97,182, compared to R$ 98,042 in 3Q07, representing an increase of 0.88%. The payments are specified by an Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to rates.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

•      Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 1,824,376 in 3Q08, 1.80% lower than the R$ 1,857,776 reported for 3Q07.

The main year-on-year variations in expenses are :

Personnel expenses

Personnel expenses in 3Q08 were R$ 245,110, 2.53% higher than in 3Q07 (R$ 239,051). This reflects the salary increase of 5.00% given to employees in November 2007, partially offset by the higher transfer of personnel costs to Works in progress (R$ 49,329 in 3Q08, vs. R$ 43,062 in 3Q07).

Energy purchased for resale

The expense on this account in 3Q08 was R$ 725,666, 3.94% higher than the figure of R$ 698,133 for 3Q07. This is a non-controllable cost; the amount deducted from revenue is passed through to rates.

Depreciation and amortization

The expense on depreciation and amortization in 3Q08 was R$ 170,378, 17.52% lower than the figure of R$ 206,562 for 3Q07. This reflects depreciation in the item “Special Obligations”, as from April 8, 2008, the date of the second cyclical tariff review, in accordance with a change made by Aneel to the accounting rules.

Post-employment obligations

Expenses on post-employment obligations, at R$ 61,645 in 3Q08, were 87.10% higher than in 3Q07 (R$ 32,947). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The higher expense, year-on-year, reflects the downward adjustment made in December 2007 to actuarial assumptions for interest rates, increasing the values of actuarial obligations.

Operational provisions

Operational provisions were not significantly different between the two periods (R$ 51,873 in 3Q08, and R$ 53,880 in 3Q07). The main variations were in Provision for legal contingencies – Civil actions (a provision of R$ 8,467 in 3Q08, compared to a reversal of provision of R$ 8,982 in 3Q07), and in Provision for civil actions – Tariff increases (provision of R$ 4,809 in 3Q08, compared to a provision of R$ 19,227 in 3Q07).

•      Financial revenues (expenses)

	3Q08	3Q07	Change, %
FINANCIAL REVENUES
Revenue from cash investments	79.137	48,223	64.11
Arrears penalty payments on electricity bills	28,578	42,458	(32.69)
Interest and monetary variation on accounts receivable from the Minas
Gerais state government State of Minas Gerais	70,830	71,222	(0.55)
Monetary variation of CVA	11,571	8,388	37.95
Monetary variation – General Agreement for the Electricity Sector	21,080	63,539	(66.82)
Monetary variation – Deferred Tariff Adjustment	14,372	43,477	(66.94)
FX variations	(13,749)	40,461	(133.98)
Pasep and Cofins taxes on financial revenues	(10,392)	13,372	(177.71)
Gains on financial instruments	(4,812)	824	(683.98)
Adjustment to present value	12,419	—	—
Others	36,736	41,995	(12.52)
	245,770	373,959	(34.28)

FINANCIAL EXPENSES
Charges on loans and financings	(245,599)	(241,516)	1.69
Monetary variation – General Agreement for the Electricity Sector	5,997	(17,153)	(134.96)
Monetary updating – CCEE	—	10,497
Monetary variation of CVA	(7,900)	(7,470)	5.76
FX variations	(55,482)	(14,043)	295.09
Monetary variation – loans and financings	(21,660)	(15,212)	42.39
CPMF TAX	627	(20,916)	(103.00)
Provisions for losses in recovery of Extraordinary Tariff Recomposition amounts	(789)	(19,456)	(95.94)
Extraordinary tariff and “Free Energy” - updating	(18,233)	—	—
Adjustment to present value	19,204	(43,022)	(144.64)
Losses on financial instruments	(44,882)	(43,981)	2.05
Others	(368,717)	(412,272)	(10.56)
	(122,947)	(38,313)	(220.90)

Financial revenue (expenses) was significantly different between the two periods. The main factors are:

•                  Revenue from cash investments R$ 30,914 higher due to the higher volume of cash invested in 2008.

•                  Reduction of 66.82% in net income to regulatory assets (CVA, Deferred Tariff Adjustment and the General Agreement of the Electric Sector). In the third quarter 2008 revenue was R$ 45,120 compared to R$ 101,278 in the third quarter of 2007. This variation arises mainly from lower value of regulatory assets in 2008 in order to recoup the principal assets consist regulatory

•                  Expense on the CPMF tax R$ 20,289 lower, due to that tax being abolished during the intervening year.

•                  Net loss with exchange rate changes, net of compensation effects compensation from financial instruments in 3Q2008, the amount of R$ 54,839 compared to a net loss of R$ 15,780 in the third quarter of 2007, resulted mainly from loans and financing in foreign currency . This variation is mainly due to high appreciation of the dollar in the third quarter of 2008. In the third quarter of 2008 the dollar had an increase of 20.25% compared to a reduction of 4.53% in the third quarter of 2007. For part of the debt in foreign currency the Company made swap operations with the replacement of change in the crawler of contracts, from foreign currency for the CDI.

•      Income tax and Social Contribution

Cemig’s expenses on income tax and the Social Contribution in 3Q08 totaled R$ 233,892, on income of R$ 796,649, before tax effects, a percentage of 29.36%. Cemig’s expenses on income tax and the Social Contribution in 3Q08 totaled R$ 278,364, on income of R$861,256, before tax effects, a percentage of 32.32%.

•      Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management and involve risks and uncertainties both known and unknown. Future outcomes may differ materially from those expressed or implicit in such statements.

Contact:	Investor Relations
ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5026

CEMIG GT – Tables I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Sales to end consumers	523	455	1,407	448	1,214	1,663
Supply	339	294	925	328	845	1,120
Revenues from Trans. Network + Transactions in the CCEE	159	153	462	151	406	550
Others	8	8	23	27	36	41
Subtotal	1,029	910	2,817	954	2,501	3,374
Deductions	(222)	(210)	(627)	(210)	(549)	(708)
Net Revenues	807	700	2,190	744	1,952	2,666

Chart II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Personnel/Administrators/Councillors	57	70	191	59	173	228
Depreciation and Amortization	56	55	167	56	167	223
Charges for Use of Basic Transmission Network	72	65	201	64	189	257
Contracted Services	26	26	69	22	64	96
Forluz – Post-Retirement Employee Benefits	12	12	36	6	17	23
Materials	4	4	11	4	11	18
Royalties	33	31	95	31	99	130
Operating Provisions	—	—	(1)	—	5	6
Other Expenses	24	15	49	35	57	154
Raw material for production	23	20	65	38	58	58
Total	307	298	883	315	840	1,193

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Net Revenue	807	700	2,190	744	1,952	2,666
Operating Expenses	(307)	(298)	(883)	(315)	(840)	(1,193)
EBIT	500	402	1,307	429	1,112	1,473
EBITDA	556	457	1,474	485	1,279	1,696
Financial Result	(76)	(24)	(180)	(78)	(227)	(333)
Non-Operating Result	(2)	(1)	(10)	(1)	4	(3)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(124)	(94)	(325)	(101)	(248)	(280)
Employee Participation	(5)	(5)	(15)	(5)	(15)	(110)
Net Income	293	278	777	244	626	747

CEMIG D – Tables I to IV

CHART I

	CEMIG D - MARKET (GWh)
	CAPTIVE MARKET	TUSD	TOTAL ENERGY TRANSPORTED
1Q05	5,192	3,042	8,234
2Q05	5,048	3,923	8,971
3Q05	5,004	3,063	8,067
4Q05	5,065	4,119	9,184
1Q06	5,856	4,050	9,906
2Q06	5,986	4,207	10,193
3Q06	5,069	4,286	9,355
4Q06	5,059	4,194	9,253
1Q07	4,906	4,128	9,034
2Q07	5,271	4,438	9,709
3Q07	5,163	4,516	9,679
4Q07	5,350	4,457	9,807
1Q08	5,175	4,082	9,257
2Q08	5,494	4,364	9,858
3Q08	5,766	4,597	10,363

Chart II

Operating Revenues (consolidated) - CEMIG D
Values in million of Reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Sales to end consumers	2,072	2,084	6,499	2,211	6,270	8,488
TUSD	360	341	1,016	302	956	1,321
Subtotal	2,432	2,425	7,515	2,513	7,226	9,809
Others	20	19	57	20	50	91
Subtotal	2,452	2,444	7,572	2,533	7,276	9,900
Deductions	(935)	(980)	(2,943)	(993)	(2,938)	(3,924)
Net Revenues	1,517	1,464	4,629	1,540	4,338	5,976

Chart III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Purchased Energy	605	603	1,785	558	1,574	2,164
Personnel/Administrators/Councillors	162	196	554	148	465	619
Depreciation and Amortization	79	82	271	109	305	417
Charges for Use of Basic Transmission Network	113	113	346	110	338	447
Contracted Services	110	102	312	94	266	396
Forluz – Post-Retirement Employee Benefits	37	37	112	18	55	73
Materials	17	19	57	17	50	69
Operating Provisions	30	(5)	62	24	100	176
Other Expenses	56	31	118	51	120	165
Total	1,209	1,178	3,617	1,129	3,273	4,526

Chart IV

Statement of Results (Consolidated) - CEMIG D
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Net Revenue	1,517	1,464	4,629	1,540	4,338	5,976
Operating Expenses	(1,209)	(1,178)	(3,617)	(1,129)	(3,273)	(4,526)
EBIT	308	286	1,012	411	1,065	1,450
EBITDA	388	368	1,283	520	1,370	1,867
Financial Result	(36)	13	(13)	3	21	8
Non-Operating Result	(6)	2	(5)	(10)	(26)	(43)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(71)	(68)	(280)	(117)	(306)	(312)
Employee Participation	(16)	(16)	(48)	(16)	(48)	(332)
Net Income	179	217	666	271	706	771

CEMIG CONSOLIDATED – Tables I to XIII

Chart I

Energy Sales (Consolidated)

	Ner. of consumers		MWh		R$ thousand
	September 30th		September 30th		September 30th
	2008	2007	2008	2007	2008	2007
Residential	9,004,712	8,712,765	6,732,489	6,498,148	3,235,000	3,281,194
Industrial	87,459	85,600	19,647,290	18,165,879	2,875,868	2,473,765
Commercial	845,320	827,195	4,347,312	4,112,500	1,899,420	1,851,775
Rural	497,312	562,925	1,679,417	1,568,252	428,796	430,089
Others	76,269	72,279	2,678,310	2,612,951	816,508	796,492
Electricity sold to final consumers	—	—	35,084,818	32,957,730	9,255,592	8,833,315
Own Consumption	1,174	1,160	38,959	39,826	—	—
Low-Income Consumers Subsidy	—	—	—	—	56,460	72,204
Unbilled Supply, Net	—	—	—	—	9,320	(2,705)
Supply	83	47	8,419,530	9,942,896	983,605	796,595
Transactions on the CCEE	—	—	—	—	11,266	85,809
TOTAL	10,512,329	10,261,971	43,543,307	42,940,452	10,316,243	9,785,218

Chart II

Sales per Company

Cemig Distribution

3° Quarter 2008 Sales	GWh
Industrial	4,059
Residencial	5,342
Rural	1,670
Commercial	3,233
Others	2,131
Sub total	16,435
Wholesale supply	—
Total	16,435

Cemig GT

3° Quarter 2008 Sales	GWh
Free Consumers	14,403
Wholesale supply	9,046
Wholesale supply Cemig Group	880
Wholesale supply bilateral contracts	8,166
Total	23,449

Independent Generation

3° Quarter 2008 Sales	GWh
Horizontes	65
Ipatinga	277
Sá Carvalho	354
Barreiro	73
CEMIG PCH S.A	93
Rosal	200
Capim Branco	394
Total	1,456

RME (25%)

3° Quarter 2008 Sales	GWh
Industrial	347
Residencial	1,391
Rural	9
Wholesale supply	1,012
Commercial	1,091
Others	586
Total	4,436

Cemig Consolidated by Company

3° Quarter 2008 Sales	GWh	Participação
Cemig Distribution	16,435	38%
Cemig GT	23,449	54%
Wholesale Cemig Group	(1,984)	-5%
Wholesale Light Group	(249)	-1%
Independent Generation	1,456	3%
RME	4,436	10%
Total	43,543	100%

Chart III

Operating Revenues (consolidated)

Values in million of Reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Sales to end consumers	3,040	3,025	9,321	3,083	8,903	12,050
TUSD	361	358	1,028	304	962	1,314
Subtotal	3,401	3,383	10,349	3,387	9,865	13,364
Supply + Transactions in the CCEE	375	300	995	358	883	1,236
Revenues from Trans. Network	184	175	531	171	466	632
Gas Supply	101	97	290	77	209	297
Others	63	86	203	99	239	261
Subtotal	4,124	4,041	12,368	4,092	11,662	15,790
Deductions	(1,369)	(1,415)	(4,232)	(1,427)	(4,149)	(5,544)
Net Revenues	2,755	2,626	8,136	2,665	7,513	10,246

Chart IV

Operating Expenses (consolidated)
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Purchased Energy	726	727	2,178	698	1,950	2,794
Personnel/Administrators/Councillors	245	294	823	239	733	968
Depreciation and Amortization	170	171	542	206	585	778
Charges for Use of Basic Transmission Network	175	183	531	166	494	650
Contracted Services	173	157	474	165	439	619
Forluz – Post-Retirement Employee Benefits	62	63	187	33	93	123
Materials	22	2	73	22	67	94
Royalties	33	31	98	30	102	137
Gas Purchased for Resale	57	56	168	39	101	154
Operating Provisions	52	28	175	54	210	291
Raw material for production	23	42	65	45	45	—
Other Expenses	86	60	193	54	211	343
Total	1,824	1,814	5,507	1,751	5,030	6,951

Chart V

Financial Result Breakdown
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Financial Revenues	246	347	841	374	1,122	1,286
Income from Investments	79	68	201	48	143	200
Fines on Energy Accounts	29	48	127	42	93	123
CRC Contract/State (interest + monetary variation)	71	9	119	71	118	159
Monetary variation of Extraordinary Tariff Recomposition and RTD	47	66	192	116	522	581
Exchange Rate Variations	(14)	33	22	41	118	120
PASEP/COFINS	(10)	(19)	(33)	13	10	(65)
Financial Compensation RME	—	83	83	—	—	—
Adjustment to Present Value	12	8	20	—	—	—
Derivatives	(5)	2	4	1	3	8
FIDC Revenue	—	—	—	—	—	—
Others	37	49	106	42	115	160
Financial Expenses	(369)	(163)	(859)	(412)	(1,283)	(1,642)
Charges on Loans and Financing	(246)	(179)	(620)	(242)	(651)	(852)
Monetary variation of Extraordinary Tariff Recomposition	(2)	(12)	(31)	(13)	(154)	(176)
Exchange Rate Variations	(55)	10	(56)	(14)	(12)	(10)
Monetary Variarion Liabilities - Loans and Financing	(22)	(28)	(74)	(15)	(24)	(26)
CPMF	1	(2)	(6)	(21)	(53)	(67)
Provision for Losses from Tariff Recomposition	(1)	(7)	(24)	(20)	(156)	(175)
Adjustment to Present Value	(18)	(5)	(23)	—	—	—
Reversal of provision for PIS and Cofins taxes	—	108	108	—	—	—
Losses from Derivatives	19	(31)	(24)	(43)	(133)	(187)
Other	(45)	(17)	(109)	(44)	(100)	(149)
Financial Result	(123)	184	(18)	(38)	(161)	(356)

Chart VI

Statement of Results (Consolidated)
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Net Revenue	—	2,626	—	—	—	10,246
Operating Expenses	(1,824)	(1,814)	(5,507)	(1,751)	(5,030)	(6,951)
EBIT	931	812	2,629	914	2,483	3,295
EBITDA	1,101	982	3,171	1,120	3,068	4,073
Financial Result	(123)	184	(18)	(38)	(161)	(356)
Non-Operating Result	(11)	(3)	(19)	(14)	(34)	(10)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(234)	(325)	(835)	(278)	(666)	(623)
Employee Participation	(22)	(22)	(66)	(22)	(64)	(455)
Minority Shareholders	(25)	(47)	(85)	(15)	(89)	(116)
Net Income	516	599	1,606	547	1,469	1,735
Net Margin	19%	23%	20%	21%	20%	17%

Chart VII

Statement of Results (Consolidated) - per Company
Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	1st H. 2008	2nd Q. 2008	1st H. 2008	2nd Q. 2008	1st H. 2008	2nd Q. 2008
Net Revenue	8,136	7,513	4,629	4,338	2,190	1,952
Operating Expenses	(5,507)	(5,030)	(3,617)	(3,273)	(883)	(840)
EBIT	2,629	2,483	1,012	1,065	1,307	1,112
EBITDA	3,171	3,068	1,283	1,370	1,474	1,279
Financial Result	(18)	(161)	(13)	21	(180)	(227)
Non-Operating Result	(19)	(34)	(5)	(26)	(10)	4
Provision for Income Taxes, Social Cont & Deferred Income Tax	(835)	(666)	(280)	(306)	(325)	(248)
Employee Participation	(66)	(64)	(48)	(48)	(15)	(15)
Minority Shareholders	(85)	(89)	—	—	—	—
Net Income	1,606	1,469	666	706	777	626

DESCRIPTION	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ETEP,ENTE, ERTE,EATE, ECTE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS	TOTAL
BALANCE SHEET
ASSETS	11,106,774	8,346,829	10,136,641	2,324,320	269,697	446,092	288,167	143,082	123,150	559,156	(8,609,368)	25,134,540
Cash & cash equivalents	78,622	1,322,956	960,242	216,860	29,628	124,331	38,971	52,393	42,314	145,689	—	3,012,006
Accounts receivable	1,895,924	383,927	1,734,600	382,653	9,552	156,713	—	4,907	3,307	31,446	(312,612)	4,290,417
Regulatory asset	—	21,575	1,748,331	77,681	—	—	—	—	—	—	—	1,847,587
Other assets	635,323	824,815	1,518,817	565,981	5,187	47,209	45,300	14,282	4,579	35,186	(65,119)	3,631,560
Fixed assets / PP&E / Deferred	8,496,905	5,793,556	4,174,651	1,081,145	225,330	117,839	203,896	71,500	72,950	346,835	(8,231,637)	12,352,970

LIABILITIES	11,106,774	8,346,829	10,136,641	2,324,320	269,697	446,092	288,167	143,082	123,150	559,156	(8,609,368)	25,134,540
Suppliers and supplies	7,885	109,919	550,638	105,470	483	36,613	5,214	6,379	5,101	14,804	(73,904)	768,602
Loans, financings and debentures	77,414	2,932,324	2,635,952	546,751	136,058	—	—	—	—	88,265	954,333	7,371,097
Interest on Equity and dividends	448,864	562,005	492,226	—	9,045	—	3,933	—	3,000	22,556	(1,092,765)	448,864
Post-employment obligations	57,083	281,186	893,058	265,772	—	—	—	—	—	—	—	1,497,099
Other liabilities	483,962	804,275	2,570,691	556,926	11,534	173,119	10,201	23,369	8,947	52,141	(165,395)	4,529,770
Future earnings	—	—	—	84,009	—	—	—	—	—	—	—	84,009
Minority interests	—	—	—	403,533	—	—	—	—	—	—	—	403,533
Stockholders’ equity	10,031,566	3,657,120	2,994,076	361,859	112,577	236,360	268,819	113,334	106,102	381,390	(8,231,637)	10,031,566

INCOME STATEMENT
Net operational revenue	392	2,189,882	4,628,983	981,312	55,592	226,105	60,720	30,968	24,352	136,197	(199,066)	8,135,437

Operational costs and expenses
Personnel expenses	(18,106)	(191,183)	(553,600)	(41,729)	(1,452)	(8,310)	(5,062)	(773)	(867)	(1,890)	—	(822,972)
Personnel - Managers and Board members
Post-employment obligations	(8,389)	(36,013)	(111,506)	(31,249)	—	—	—	—	—	—	—	(187,157)
Materials	(140)	(10,518)	(57,438)	(2,856)	(73)	(638)	(459)	(188)	(117)	(230)	—	(72,657)
Raw materials	—	(65,185)	—	—	—	—	—	—	—	—	—	(65,185)
Outsourced services	(8,146)	(69,256)	(311,874)	(49,387)	(3,090)	(2,940)	(12,814)	(1,985)	(1,762)	(12,950)	—	(474,204)
Royalties for use of water resources	—	(94,888)	—	—	—	—	—	(1,044)	(678)	(1,932)	—	(98,542)
Electricity purchased for resale	—	—	(1,785,448)	(486,423)	—	—	—	—	(2,129)	(10,882)	107,193	(2,177,689)
Charges for the use of the basic transmission grid	—	(200,945)	(345,748)	(66,910)	—	—	—	—	(2,457)	(6,434)	91,873	(530,621)
Depreciation and amortization	(175)	(167,245)	(271,228)	(61,326)	(5,645)	(3,019)	(20,340)	(1,842)	(1,630)	(9,784)	—	(542,234)
Operational provisions	(46,840)	1,013	(62,077)	(65,532)	—	—	—	—	—	(2,134)	—	(175,570)
Gas purchased for resale	—	—	—	—	—	(167,841)	—	—	—	—	—	(167,841)
Other expenses, net	1,651	(48,820)	(117,754)	(16,212)	(796)	(3,712)	(4,959)	(272)	(136)	(1,576)	—	(192,586)
	(80,145)	(883,040)	(3,616,673)	(821,624)	(11,056)	(186,460)	(43,634)	(6,104)	(9,776)	(47,812)	199,066	(5,507,258)

Operational profit before Equity income and Financial revenue (expenses)	(79,753)	1,306,842	1,012,310	159,688	44,536	39,645	17,086	24,864	14,576	88,385	—	2,628,179

Financial revenue (expenses)	69,118	(179,749)	(12,608)	89,462	(11,854)	10,744	3,722	4,370	3,233	5,778	—	(17,784)
Operational profit (loss)	(10,635)	1,127,093	999,702	249,150	32,682	50,389	20,808	29,234	17,809	94,163	—	2,610,395
Non-operational revenue (expenses)	(6,674)	(10,278)	(5,159)	2,547	4	—	318	—	—	(1)	—	(19,243)
Profit (loss) before income tax, Social Contribution and employee profit shares	(17,309)	1,116,815	994,543	251,697	32,686	50,389	21,126	29,234	17,809	94,162	—	2,591,152
Income tax and Social Contribution	(91,171)	(325,078)	(280,039)	(74,094)	(10,538)	(16,056)	(7,297)	(9,928)	(1,968)	(18,523)	—	(834,692)
Minority interests	—	—	—	(84,983)	—	—	—	—	—	—	—	(84,983)
Employees’ profit shares	(2,314)	(14,760)	(48,467)	—	—	—	—	—	—	(142)	—	(65,683)
Net profit for the year	(110,794)	776,977	666,037	92,620	22,148	34,333	13,829	19,306	15,841	75,497	—	1,605,794

Chart IX

Related party transactions
Values in millions of reais

	State of Minas Gerais Government
	3rd Q. 2008	2nd Q. 2008
ASSETS
Current Assets
Customers and distributors	2	2
Tax Recoverable -	—	—
State VAT recoverable	166	149
Noncurrent assets	—	—
Accounts receivable from Minas Gerais State Government	1,757	1,715
Tax Recoverable -	67	69
VAT recoverable	—	—
Customers and distributors	29	32

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	—	—
Taxes, fees and charges	—	—
VAT - ICMS payable	295	293
Interest on capital and Dividends	97	97
Debentures	31	31
Credit Receivables Fund (FDIC)	954	921
Financing	20	19

Chart X

Share Ownership

	Number of shares as of september 30, 2008
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	110,540,576	51	—	—	110,540,576	22
Southern Electric Brasil Part. Ltda.	71,506,613	33	—	—	71,506,613	14
Other:	—	—	—	—	—	—
Local	20,238,725	9	84,181,145	30	104,419,870	21
Foreigners	14,637,480	7	195,196,974	70	209,834,454	42
Total	216,923,394	100	279,378,119	100	496,301,513	100

* Southern Electric Brasil Participações Ltda

Chart XI

BALANCE SHEETS (CONSOLIDATED)
ASSETS

Values in millions of reais

	3rd Q. 2008	2nd Q. 2008
CURRENT ASSETS	8,817	7,626
Cash and Cash Equivalents	3,012	2,002
Consumers and Distributors	1,958	2,044
Consumers – Rate Adjustment	370	380
Dealership - Energy Transportation	465	469
Dealers - Transactions on the MAE	15	16
Tax Recoverable	1,494	1,253
Materials and Supplies	31	26
Prepaid Expenses - CVA	422	256
Tax Credits	331	284
Regulatory Assets	46	47
Deferred Tariff Adjustment	261	359
Other	412	490
NONCURRENT ASSETS	3,965	4,033
Account Receivable from Minas Gerais State Government	1,758	1,715
Consumers – Rate Adjustment	257	322
Prepaid Expenses - CVA	470	520
Tax Credits	596	624
Dealers - Transactions on the MAE	7	8
Recoverable Taxes	351	363
Escrow Account re: Lawsuits	314	271
Consumers and Distributors	110	112
Other Receivables	102	98
	12,353	12,186
Investments	1,121	1,108
Property, Plant and Equipment	10,610	10,469
Intangible	554	541
Deferred Charges	68	68
TOTAL ASSETS	25,135	23,845

Chart XII

BALANCE SHEETS (CONSOLIDATED)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008
CURRENT LIABILITIES	5,280	4,652
Suppliers	768	642
Taxes payable	1,546	1,287
Loan, Financing and Debentures	798	633
Payroll, related charges and employee participation	294	258
Interest on capital and dividends	449	449
Employee post-retirement benefits	81	99
Regulatory charges	459	431
Other Obligations - Provision for losses on financial instruments	494	531
Regulatory Liabilities - CVA	391	322
NON CURRENT LIABILITIES	9,336	9,215
Loan, Financing and Debentures	6,573	6,443
Employee post-retirement benefits	1,416	1,375
Suppliers	1	5
Taxes and social charges	294	265
Reserve for contingencies	640	628
Other	141	114
Prepaid expenses - CVA	271	385
Deferred income	84	84
PARTICIPATION IN ASSOCIATE COMPANIES	403	379
SHAREHOLDERS’ EQUITY	10,032	9,515
Registered Capital	2,481	2,481
Capital reserves	3,983	3,983
Income reserves	1,899	1,899
Acumulated Income	1,642	1,125
Funds for capital increase	27	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,135	23,845

Chart XIII

Cash Flow Statement (consolidated)
Values in million of Reais

	Up to 3Q08	Up to 3Q07
Cash at start of period	2,066	1,376
Cash from operations	2,709	2,411
Net income	1,606	1,469
Depreciation and amortization	542	585
Suppliers	(198)	(146)
Deferred Tariff Adjustment	285	388
Other adjustments	474	115
Financing activity	(896)	(583)
Financing obtained	237	370
Payment of loans and financing	(701)	(872)
Loans and financing	—	600
Other	(432)	(681)
Investment activity	(867)	(792)
Investments outside the concession area	(62)	(94)
Investments in the concession area	(849)	(844)
Special obligations - consumer contributions	50	151
Deferred Charges	(6)	(5)
Cash at the end of period	3,012	2,412

7.                     Earnings Release 3rd Quarter 2008, Cemig Geração e Transmissão S.A.

(In thousands of R$, unless noted otherwise)

•      Net profit for 3Q08

Cemig’s electricity generating company, Cemig Geração e Transmissão S.A. (“Cemig GT”), posted net profit of R$ 293,485 in the third quarter of 2008 (“3Q08”), 20.39% more than in 3Q07 (R$ 243,783). The difference mainly reflects revenue from gross sales of electricity 11.11 % higher, and also operational expenses 2.59% lower.

• 3Q08 Ebitda	(Method of calculation not reviewed by external auditors)

Ebitda in 3Q08 was 14.72% higher than in 3Q07:

Ebitda, R$ ‘000	3Q08	3Q08	Change, %
Net profit	293,485	243,783	20.39

+ Income tax and Social Contribution, current and deferred	124,141	100,655	23.33

+ Profit shares	4,921	4,977	(1.13)
+ Non-operational revenue (expenses)	1,717	1,215	41.32
+ – Financial revenues (expenses)	75,575	78,275	(3.45)
+ Depreciation and amortization	56,330	55,889	0.79

= Ebitda	556,169	484,794	14.72

The higher Ebitda in 3Q08 than in 3Q07 mainly reflects net revenue 8.44% higher, partially offset by operational expenses (excluding effects of depreciation and amortization) 3.31% lower. The better performance in 3Q08 was reflected in Ebitda margin, of 68.93% in 3Q08, compared to 65.15% in 3Q07.

•      Gross revenue from supply of electricity

	MWh (**)			R$
			Change,			Change,
R$ ’000	3Q08	3Q07%		3Q08	3Q07%
Industrial consumers	5,255,216	4,774,274	10.07	502,775	443,773	13.30
Supply not invoiced, net	—	—	—	20,256	4,282	373.05
	5,255,216	4,774,274	10.07	523,031	448,055	16.73
Supply to other concession holders (*)	3,000,375	3,362,146	(10.76)	288,919	325,775	(11.31)
Transactions in energy on the CCEE	—	—	—	50,291	2,162	2.226.13
Total	8,255,591	8,136,420	1.46	862,241	775,992	11.11

(*) Includes Contracts for Sale of Energy in the Regulated Market (CCEARs) and “bilateral contracts” with other agents.

(**) Information in MWh not reviewed by our external auditors.

Gross revenue from wholesale supply in 3Q08 was R$ 862,241, 11.11% more than in 3Q07 (R$ 775,992). The main factor is supply to industrial consumers 13.30% higher in 3Q08, directly due to strategic sales actions by the Company. Additionally, the increase in the Settlement Price for Differences (PLD) in 2008 led some consumers, also encouraged by firm industrial activity in 2008, to make use of the flexibility of their contracts, increasing purchases of electricity in 2008.

Revenues from energy sold to other concession holders and under “bilateral contracts” totaled R$ 288,919 in 3Q08, compared to R$ 325.775 in 3Q07 – a reduction of 11.31%. This basically reflects volume traded 10.76% lower, mainly because of the scarcity of electricity available, due to lower rainfall in 2008: the volume of electricity sold to other concession holders and under “bilateral contracts” in 3Q08 was 3,000,375 MWh, compared to 3,362,146 MWh in 3Q07. The average tariff for wholesale sales was not significantly different: R$ 96.89/MWh in 3Q08, vs. R$ 96.29/MWh in 3Q07.

•      Revenue from use of the transmission network

This revenue is from the tariff charged to agents in the electricity sector, including “free consumers” connected to the high voltage network, for use of the basic transmission grid owned by the Company, associated with the Brazilian grid. Amounts receivable are recorded in Assets, under “Concession holders – Transport of electricity”. The figure 5.19% higher in 3Q08 than in 3Q07 arises mainly from the 11.80% increase in the Permitted Revenue for transmission, in July 2008, resulting from adjustment by the accumulated IGP-M index up to May 2008.

•      Deductions from operational revenues

	3Q08	3Q07	Change, %
ICMS tax	94,229	84,020	12.15
Cofins tax	67,512	65,348	3.31
PIS and Pasep taxes	14,497	14,185	2.20
ISS value-added tax on services	186	80	132.50
	176,424	163,633	7.82
Global Reversion Reserve – RGR	19,854	21,162	(6.18)
Energy Development Account – CDE	9,515	8,341	14.08
Fuel Consumption Account – CCC	8,333	8,878	(6.14)
Research and Development – R&D	3,080	2,911	5.81
National Scientific and Technological Development Fund (FNDCT)	3,080	3,081	(0.03)
Energy System Expansion Research	1,538	1,455	5.70
	45,400	45,828	(0.93)
	221,824	209,461	5.90

Main year-on-year variations in the deductions from revenue:

Fuel Consumption Account – CCC

This refers to the operational costs of thermal plants supplying the Brazilian grid and isolated systems, split pro-rata between electricity concession holders by an Aneel Resolution. Cemig GT acts only as an agent to pass on this cost, since the CCC is charged to Free Consumers, on their invoice for use of the national grid, and passed through to Eletrobrás. Cemig GT’s contribution to the CCC was 6.14% lower in 3Q08 than in 3Q07.

Energy Development Account – CDE

Payments of the CDE are specified by Aneel Resolution. In 3Q08 the payment was 14.08% higher than in 3Q07. Cemig GT merely passes through this cost to Eletrobrás after charging it to Free Consumers on their invoices for use of the grid.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations are thus basically proportional to changes in revenue.

•      Operational costs and expenses

•      excluding Financial revenue (expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 307,008 in 3Q08, 2.59% lower than the R$ 315,161 reported for 3Q07. The lower figure mainly reflects lower expenses for raw material and inputs, partially offset by the increases in Charges for use of the network and Post-employment benefits.

The main year-on-year variations in expenses are:

•      Personnel expenses

Personnel expenses in 3Q08 were slightly (3.11%) lower, at R$ 56,786, in 3Q08, than in 3Q07 (R$ 58,611). This reflects:

•                  the salary increase of 5.00% given to employees in November 2007; and

•                  a lower number of employees in 2008: 2,186 at September 30, 2008, vs. 2,331 September 30, 2007.

•      Post-employment obligations

Expenses on post-employment obligations totaled R$ 12,004 in 3Q08, 108.91% more than in 3Q07 (R$ 5,746). This expense is basically interest on the actuarial liabilities of Cemig GT, net of expected return on assets held by the pension plan, estimated by an external actuary. The higher expense in 2008 is due to adjustment in the actuarial assumptions, in December 2007, with a reduction in assumed interest rates.

•      Charges for use of the grid

Expenses on charges for the use of the transmission grid were 12.22% higher, at R$ 71,740, in 3Q08, than in 3Q07 (R$ 63,926). These charges are payable by distribution and generation agents for use of the facilities and components of the national grid, and are set by Aneel resolution.

•      Raw materials and inputs for generation

This expense in 3Q08 was 37.89% lower year-on-year in 3Q08 – at R$ 23,478, vs. R$ 37,801 in 3Q07. The lower value in 3Q08 reflects lower purchases of fuel for the Igarapé thermal plant, due to lower scarcity of electricity in the period.

•      Amortization and depreciation

The expense on depreciation and amortization was similar in the two periods: R$ 56,330 in 3Q08, vs. R$ 55,889 in 3Q07.

•      Financial revenues (expenses)

	3Q08	3Q07	Change, %
FINANCIAL REVENUES
Revenue from cash investments	36,917	22,065	67.31
Arrears penalty payments on electricity bills	985	951	3.58
Monetary variation – General Agreement for the Electricity Sector	1,377	13,972	(90.14)
FX variations	(7,995)	2,555	(412.92)
Pasep and Cofins taxes on financial revenues	(769)	(1,292)	(40.48)
Gains on financial instruments	417	815	(48.83)
Adjustment to present value	7,078	—
Other revenues	21,869	7,802	180.30
	59,879	46,868	27.76
FINANCIAL EXPENSES
Charges on loans and financings	(94,010)	(86,568)	8.60
Monetary variation – loans and financings	(4,523)	(2,910)	55.43
FX variations	(11,267)	—
CPMF tax	—	(4,552)	(100.00)
Losses on financial instruments	(6,170)	(12,717)	(51.48)
Provisions for losses in recovery of the RTE (Extraordinary Tariff Recomposition)	(789)	(10,082)	(92.17)
Adjustment to present value	(2,735)	—
Other expenses	(15,960)	(8,314)	91.94
	(135,454)	(125,143)	8.24
	(75,575)	(78,275)	(3.45)

Financial revenue (expenses) in 3Q08 was not significantly different from 3Q07: R$ 75,575 in 3Q08, vs. R$ 78,276 in 3Q07. Main year-on-year variations:

•                  Revenue from cash investments was 67.31% higher, due to a higher volume of cash invested.

•                  The “Other revenues” line was 180% higher, reflecting accounting, in September 2008, of monetary updating on Pasep and Cofins taxes of R$ 116,841, paid in excess, backdated to 2006.

•                  Net revenue of R$ 4,343 was recognized from adjustment to present value, in compliance with CVM Instruction 469 of May 2, 2008.

•                  Net loss with FX variations, net of compensation effects for financial instruments, in 3Q2008 in the amount of $ 25,016 compared to a net loss of $ 9,346 in the same period of 2007, resulting mainly from loans and financing in foreign currency. The variation mainly reflects high appreciation of the dollar over 3Q08, of 20.25%, vs. depreciation of 4.53% over 3Q07.

•      Income tax and Social Contribution – effective rate

In 3Q08, Cemig GT posted expenses for income tax and Social Contribution of R$ 124,141, or 29.38% of the pre-tax profit of R$ 422,547.

In 3Q07, the expense on income tax and Social Contribution was R$ 100,655, equal to 28.81% of the pre-tax profit of R$ 349,415.

CHARTS I TO III

Chart I

Operating Revenues (consolidated) - CEMIG GT

Values in million of Reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Sales to end consumers	523	455	1,407	448	1,214	1,663
Supply	339	294	925	328	845	1,120
Revenues from Trans. Network + Transactions in the CCEE	159	153	462	151	406	550
Others	8	8	23	27	36	41
Subtotal	1,029	910	2,817	954	2,501	3,374
Deductions	(222)	(210)	(627)	(210)	(549)	(708)
Net Revenues	807	700	2,190	744	1,952	2,666

Chart II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Personnel/Administrators/Councillors	57	70	191	59	173	228
Depreciation and Amortization	56	55	167	56	167	223
Charges for Use of Basic Transmission Network	72	65	201	64	189	257
Contracted Services	26	26	69	22	64	96
Forluz – Post-Retirement Employee Benefits	12	12	36	6	17	23
Materials	4	4	11	4	11	18
Royalties	33	31	95	31	99	130
Operating Provisions	—	—	(1)	—	5	6
Other Expenses	24	15	49	35	57	154
Raw material for production	23	20	65	38	58	58
Total	307	298	883	315	840	1,193

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	3rd Q. 2008	2nd Q. 2008	Up to 3Q08	3rd Q. 2007	Up to 3Q07	2007
Net Revenue	807	700	2,190	744	1,952	2,666
Operating Expenses	(307)	(298)	(883)	(315)	(840)	(1,193)
EBIT	500	402	1,307	429	1,112	1,473
EBITDA	556	457	1,474	485	1,279	1,696
Financial Result	(76)	(24)	(180)	(78)	(227)	(333)
Non-Operating Result	(2)	(1)	(10)	(1)	4	(3)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(124)	(94)	(325)	(101)	(248)	(280)
Employee Participation	(5)	(5)	(15)	(5)	(15)	(110)
Net Income	293	278	777	244	626	747

8.                                                              Summary of Minutes of the 440th Meeting of the Board of Directors, Compania Energética de Minas Gerais – CEMIG, August 27–28, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 440th meeting of the Board of Directors

Date, time and place:	August 27 and 28, 2008, at 9 a.m. and 9.30 a.m., exceptionally at
Av. Getúlio Vargas 1640, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting. All stated that there was no such conflict of interest.

II	Long-Term Strategic Plan: Exhaustive discussion on Cemig’s Long-Term Strategic Plan, with a view to future updating.

III	The Board approved the minutes of this meeting.

IV	The Board authorized:

a)

with the alteration proposed by the Chairman, adoption of parameters and criteria for cost of capital used in valuation of investments by Cemig, covering wholly- and jointly-controlled subsidiaries and orienting the affiliated companies; and

b)

opening of Administrative Tender Proceedings, and contracting of services for supply of electronic food and meal/snack vouchers, and printed meal/snack vouchers for the company’s employees, to meet the requirements of the Worker Food Program (PAT), for a period of 12 months, able to be extended for up to a further 48 months, upon signing of amendments, with a maximum limit of 60 months, the cost to be shared between Cemig, Cemig D and Cemig GT.

V	Vote against: Board Member Wilton de Medeiros Daher voted against the item on cost of capital for valuation of investments referred to in item IV, sub-item “a”, above.

VI	The following spoke on general matters and business of interest to the Company:

	The Chairman Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Britaldo Pedrosa Soares, and Alexandre Heringer Lisboa.
	Board Member and Chief Officer:	Marco Antonio Rodrigues da Cunha.
	Chief Officers:	Luiz Fernando Rolla and José Carlos de Mattos.
	Board Member and Superintendent:	Lauro Sérgio Vasconcelos David.
	Superintendents:	Tarcísio Albuquerque Queiroz and Emílio Castelar Pires Pereira.
	Auditors:	Representatives of Deloitte.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 -
Tel.: (0XX31)3506-5024

The following were present:

• on August 27:

Board Members:

Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Eduardo Lery Vieira, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David and Luiz Antônio Athayde Vasconcelos.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Chief Officer:	Luiz Fernando Rolla.
Superintendents:	Emílio Castelar Pires Pereira and Tarcísio Albuquerque Queiroz.
Secretary:	Anamaria Pugedo Frade Barros.

• on August 28:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, José Castelo Branco da Cruz, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Guy Maria Villela Paschoal e Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officer:	Luiz Fernando Rolla.
Superintendents:	Emílio Castelar Pires Pereira and Tarcísio Albuquerque Queiroz.
Auditors:	Representatives of Deloitte.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

9.                                                              Summary of Minutes of the 441st Meeting of the Board of Directors, Compania Energética de Minas Gerais – CEMIG, September 25, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 441st meeting of the Board of Directors

Date, time and place:	September 25, 2008, at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Chairman reported the resignation of Board Member Aécio Ferreira da Cunha, as per letter in the Company’s possession.

III	The Board approved:

a)

the appointment of Directors of Cemig for simultaneous non-remunerated exercise of functions on the Executive Boards and Boards of Directors of Companies of the Cemig Group, to serve until completion of the present period of office; and

	b)	the minutes of this meeting.

IV	The Board authorized:

a)

Signing of a partnership undertaking with Cemig D, Cemig GT and the Municipal Councils for the Rights of Children and Adolescents of the Municipalities participating in the AI6% Program, valid until August 31, 2009, for pass-through of a portion of the donations to the Fund for Infancy and Adolescence (FIA) raised by the employees of those Companies, and part of the subscription of 1% of the income tax payable by the Company, to Municipal Funds for the Rights of Children and Adolescents.

	b)	Vote in favor, by the representative of the Company, in the Extraordinary General Meetings of Stockholders of Axxiom Soluções Tecnológicas S.A., to be held in relation to:

		•	approval of the increase in the Company’s registered capital, by instruments of new nominal common shares without par value; and

		•	verification of the subscription and paying-up of the shares issued, which should be in Brazilian currency.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 -
Tel.: (0XX31)3506-5024

V

The Board ratified signature of Generation Concession Contract 007/1997, signed between Cemig and the Federal Government, through the Mining and Energy Ministry and the National Water and Electricity Department, with the State of Minas Gerais as consenting party; and authorized signing of the Second Amendment to the said Concession Contract, between Cemig, Cemig GT, and the Federal Government, as Concession-granting Power, through Aneel as intermediary, with a view to:

	1)	extension, for 20 years, of the periods of the generation concessions:

• of the following Small Hydro Plants (PCHs):
	Pandeiros, from September 23, 2001;	São Bernardo, from August 20, 2005;
	Rio de Pedras, from September 20, 2004;	Xicão, from August 20, 2005;
	Poço Fundo, from August 20, 2005;	Luiz Dias, from August 20, 2005;

• of the Santa Luzia Hydroelectric Generation Center, from February 26, 2006;

• and of the Emborcação and Nova Ponte Hydroelectric Plants, from July 24, 2005; and

	2)	transfer, from Cemig to Cemig GT, of the generation concessions for the above-mentioned PCHs, Hydroelectric Generation Center and Hydroelectric Plants; and for the following

	• PCHs:	Anil, Cajuru, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Salto Morais, Santa Marta, Sumidouro and Tronqueiras;

	• Hydroelectric Generation Centers:	Bom Jesus do Galho and Jacutinga;

	• Hydroelectric Plants:	Camargos, Itutinga, Jaguara, Miranda, Salto Grande, São Simão, Três Marias and Volta Grande;

	• Thermal Generation Plants:	Formoso and Igarapé; and

	• Wind Power Generation Plant:	Morro do Camelinho; and

	3)	withdrawal of:

• the Dona Rita PCH, and

• the Lages Hydroelectric Generation Center.

VI

Vote against: The Board Member Wilton de Medeiros Daher voted against the matter relating to the orientation of vote for the Company’s representative in Extraordinary General Meetings of Stockholders of Axxiom Soluções Tecnológicas S.A., referred to in item IV, sub-item “b”, above.

VII	The following spoke on general matters and business of interest to the Company:

The Chairman.
	Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Clarice Silva Assis and Wilton de Medeiros Daher.
	Chief Officer:	Luiz Fernando Rolla.

The following were present:

The Chairman.
Board Members:

Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Clarice Silva Assis, Eduardo Lery Vieira, Paulo Sérgio Machado Ribeiro, Franklin Moreira Gonçalves, Guy Maria Villela Paschoal and Lauro Sérgio Vasconcelos David.

	CEO and Vice-chairman:	Djalma Bastos de Morais.
	Chief Officer and Board member:	Fernando Henrique Schüffner Neto.
	Chief Officer:	Luiz Fernando Rolla.
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

10.                                                        Cemig included in Brazil Corporate Sustainability Index for fourth year running

Cemig included in Brazil Corporate Sustainability Index
for fourth year running

Leading Brazilian electricity company Cemig has just been selected – for the fourth consecutive year – for inclusion in the Corporate Sustainability Index (ISE - Índice de Sustentalibilidade Empresarial) of the São Paulo Stock Exchange (Bovespa). Cemig has been selected for this index since the index was created in 2005.

The new portfolio of the ISE is for the 12 months from December 1, 2008 to November 30, 2009; it contains 30 stocks, with total market capitalization of R$ 372 billion – representing 30.7% of Bovespa’s total market capitalization.

Companies were selected for the index from 30 nominees, all of which responded to a 412-item questionnaire reflecting aspects of the company’s activities in the economic, environmental, and social dimensions, their corporate governance, and the nature of their products.

The ISE has now been in existence for four years, and is recognized as a benchmark for investors interested in Bovespa-listed companies that practice corporate sustainability.

As well as the ISE, Cemig has been selected for the Dow Jones Sustainability World Index (“the DJSI World”), for the ninth year running – indeed, since the index was created in 1999. It is the only Latin American electricity company included in that index.

Cemig CEO Djalma Bastos de Morais comments: “Inclusion in these groups reflects the commitment of Cemig and its staff to sustainability in all its activities and business, including corporate governance practices, respect for the environment and the well-being of society as a whole – and this results in real creation of value for stockholders in the long term.”

For more on the ISE, see: http://www.bovespa.com.br/Noticias/081125NotA.asp

11.                                                        Summary of Decisions of the 446th Meeting of the Board of Directors, Compania Energética de Minas Gerais – CEMIG, November 26–27, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 446th MEETING OF THE BOARD OF DIRECTORS

At its meeting begun on November 26, 2008 and completed on November 27, 2008 the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.              Context of the revision of the Long-term Strategic Plan.

2.              Discussion on Cemig’s growth strategy.

3.              Timetable for 2009 Board Meetings.

4.              Signing of an amendment to a memorandum of agreement with Termogás S.A.

5.              Signing of an amendment to a mutual scientific, technological and support agreement between Cemig, Cemig D and Cemig GT.

6.              Granting of annual paid leave to the CEO.

7.              Filing of legal action for reimbursement of amounts of CPMF tax paid in excess.

Av. Barbacena 1200,  Santo Agostinho,  30190-131 Belo Horizonte, MG,  Brazil.  Tel.: +55-31 3506-5024.  Fax: +55-31 3506-5025

12.                                                        Summary of Principal Decisions of the 80th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 26–27, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 80th meeting, begun on November 26, 2008 and completed on November 27, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.              Context of the revision of the Long-term Strategic Plan.

2.              Discussion on Cemig’s growth strategy.

3.              Signing of amendment to a mutual scientific, technological and support agreement between Cemig, Cemig D and Cemig GT.

4.              Timetable for 2009 Board Meetings.

13.                                                        Summary of Principal Decisions of the 80th Meeting of the Board of Directors, Cemig Distribuição S.A., November 26–27, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 80th meeting, begun on November 26, 2008 and completed on November 27, 2008 the Board of Directors of Cemig Distribuição S.A. approved the following:

1.              Context of the review of the Long-term Strategic Plan.

2.              Discussion on Cemig’s growth strategy.

3.              Contracting of services of inclusion in and removal from registries of credit protection agencies of names of defaulting consumers.

4.              Signing of amendment to a mutual scientific, technological and support agreement between Cemig, Cemig D and Cemig GT.

5.              Signing of a technical and financial cooperation working agreement with the Minas Gerais State Housing Company (Cohab).

6.              Signing of a technical cooperation agreement with the Minas State Department for Development of the Jequitinhonha and Mucuri Valleys in the North of the State.

7.              Timetable for 2009 Board Meetings.

General Secretariat – SG

14.                                                         Announcement to the Public, Compania Energética de Minas Gerais – CEMIG, December 1, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

ANNOUNCEMENT to the public

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to best corporate governance practices, hereby informs the public, in accordance with Article 12 of CVM Instruction 358 of January 3, 2002, that, as published in the Brazilian Federal Official Gazette of November 27, 2008, Cemig was qualified by the Tender Committee to bid in the 10th Round of Tenders for Natural Gas Exploration Areas, as a NON-OPERATOR. Cemig is the only electric utility in Brazil that has a natural gas distribution activity in its business portfolio. This is an important differential for competitiveness of an energy company, especially in a country such as Brazil, with rapid industrial development, and more specifically in the state of Minas Gerais, which has higher growth rates than the national average.

As has been widely publicized, the North of the State of Minas Gerais, according to initial prospecting results, shows enormous potential for occurrence of natural gas, and several companies have already qualified for research and later possible exploration in the area. Cemig has controlling stake in Gasmig, which operates the natural gas concession in the State of Minas Gerais, and, as a result, natural gas is included in the company’s formal objects – and consequently is part of our strategic planning.

In view of the need to expand supply of gas to Minas Gerais in the long term, especially for thermal power generation and to serve industrial clients, it becomes a natural strategy for Cemig to seek ways of guaranteeing the supply of gas to Gasmig, and hence to assess opportunities for diversification of supply of this product. Consequently, bidding in the 10th round of tenders for natural gas exploration blocks, in the São Francisco River basin in Minas Gerais, becomes an initiative to serve this strategy.

Within the scope of operation of an energy company, this initiative creates synergy for our business of power generation since, among the opportunities for expansion of our installed capacity, Cemig is studying the construction of natural-gas-fired thermal power plants, and also a conversion of our Igarapé thermal plant to the use of this fuel.

We reiterate our investment policy, which calls for rigid discipline of the return provided to our shareholders, as well as to the costs involved.

Belo Horizonte, December 1, 2008

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena,   1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

15.	CEMIG’s Collective Work Agreement for 2008–9, December 10, 2008

CEMIG
A Melhor Energia do Brasil.

CEMIG'S COLLECTIVE WORK AGREEMENT FOR 2008–9

Relieves burdens on payroll in the long term

December, 10, 2008

December, 10, 2008 CEMIG’S COLLECTIVE WORK AGREEMENT FOR 2008–9 Relieves burdens on payroll in the long term

Disclaimer Some statements in this presentation are “forward-looking statements” under the US Securities Act, and are subject to risks and uncertainties. Forward-looking statements are forecasts that can differ from the final numbers and are not under our control. For a discussion of the risks and uncertainties as they relate to us, please see our 20F Form for 2007, in particular item 3: “Basic Information – Risk Factors”. All figures are in BR GAAP. 2

Under Cemig’s Human Resources Management Policy, recognition of employees should be based on their performance. 3

The Collective Work Agreement for 2008–9 At a meeting held on October 29, 2008, the Board of Directors set the directives and limits for the 2008–9 Collective Work Agreement, in compliance with Cemig’s Bylaws, Article 17, Sub-item “o”. 11 meetings were held with the Unions, without reaching consensus. The collective annual salary negotiation was started at the Company’s request. Reconciliation of the Agreement was achieved through the proposal of Appeal Court Judge Caio Luiz de Almeida Vieira de Mello, of the Minas Gerais Regional Labour Appeal Court. 4

The Collective Work Agreement for 2008–9 Assumptions Avoid placing a permanent burden on payroll. Preserve the return for stockholders. Whenever possible, relieve payroll from burdens. Points of specific interest for this agreement Re-discuss the whole of the Collective Agreement and act gradually to adjust it, aiming to adapt it to the Company’s present-day situation. Create conditions for actions under the Operational Efficiency Program, which aim to reduce costs. Safeguard the results approved in the Revised Annual Budget Proposal for 2008. 5 Link payment of profit sharing to actual results.

Items that merited special attention Aspects of previous agreements: Maintain a minimum workforce of 10,000 employees. Payment of productivity benefits in the form of a percentage to be added to salary. Personnel Hiring Clause guaranteeing minimum replacement of the workforce . Excess of clauses derived from old agreements of previous years. 6

Main points of the 2008–9 Agreement Exclusion of Personnel Hiring Clause, which demanded reposition of 3% of the workforce each year. Reduction of the minimum number of employees to 9,000, without requirement for replacement of jobs in the event of employees leaving for the following reasons: • Voluntary dismissal plans • Retirement • Just cause • Spontaneous resignation Payment of productivity or awards at sight, instead of as a real-terms increase in salary. Indexation-related salary increase of the INPC inflation index for the last 12 months (7.26%). Measuring indicators for targets for 2009–2010: • Safety: Accident Frequency Rate • Financial: Operational Profit • Electricity System: Quality of supply (outage frequency / time) • Individual: absenteeism 17 clauses of previous Agreement eliminated. 7

Shares in profit and results (PLR) PLR for compliance with and exceeding of targets Monitoring by BSC – Balanced Scorecard, through indicators of performance: corporate profit, safety, quality of service of the electricity system, and absenteeism. Total of 6% of the Concession Operational Profit (COP) *, in the amount of R$ 195.9 million, comprising: •3.0% of COP, already included in the Agreement for 2007–8 (accounted monthly), totalling R$ 97.1 million, to be paid in April 2009. • 3.0% of COP for exceeding targets, in the amount of R$ 98.8 million, with payment in December 2008. 8 * Reflects the result of the service calculated accordingly to ANEEL’s methodology. Similar to Operating Profit, before financial results.

Shares in profit and results (PLR) PLR for productivity Traditionally, the electricity companies market paid productivity as a percentage added to the salary. In our 2008–9 agreement a payment at sight was negotiated for productivity instead of a salary increase, avoiding a permanent impact on payroll. Period of the calculation: November 2007 to October 2008. Total of R$ 183.2 million, with payment in December 2008. This investment will produce an internal rate of return of 14.37% •Average time for calculation: 18 years. 9

The 2008–9 Agreement will provide symmetrical rights and gains for the company and for its stockholders and employees. 10

CEMIG
A Melhor Energia do Brasil.

Phone: (55-31) 3506-5024

Fax: (55-31) 3506-5025

Email: ri@cemig.com.br

Website: http://ri.cemig.com.br

CEMIG
A Melhor Energia do Brasil.

11

Phone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br Website: http://ri.cemig.com.br 11

16.                                                                                 Summary of Principal Decisions of the Board of Directors, Cemig Distribuição S.A., December 10, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its meeting held on December 10, 2008 the Board of Directors of Cemig Distribuição S.A. approved the following:

•   Phase II of the Light for Everyone (Luz para Todos) Program.

General Secretariat – SG

17.                                                                                 Notice to Stockholders, Compania Energética de Minas Gerais — CEMIG, December 10, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise stockholders that Cemig will make payment to stockholders of the second part of the stockholder remuneration for 2007, in the amount of R$ 433,862 thousands, on December 17, 2008. This is 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held jointly on April 25, 2008.

Stockholders whose names were on the Company’s Nominal Share Registry on April 25, 2008 have the right to this payment.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit. In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the DEPOSITORY BROKERS will be responsible for passing the amounts through to holders.

Belo Horizonte, December 10, 2008

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

18.                                                                                 Market Announcement, Moody’s: Cemig Rated Investment Grade, Compania Energética de Minas Gerais – CEMIG, December 10, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Moody’s: Cemig rated Investment Grade

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to best corporate governance practices, hereby informs the public, in accordance with Article 12 of CVM Instruction 358 of January 3, 2002, that Moody’s Latina America (“Moody’s”) has upgraded Cemig’s Corporate Family Global Local Currency Issuer Rating from Ba2 to Baa3, and its Corporate Family National Scale Issuer Rating from Aa3.br to Aa1.br.

Moody’s has upgraded the issuer ratings of Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) from Ba2 to Baa3; and upgraded the Brazilian National Scale issuer ratings of Cemig D and Cemig GT from Aa3.br to Aa1.br.

By increasing Cemig’s rating to Baa3, which reflects a perception of healthy profitability and strong cash flows, ensuring solid credit indicators and liquidity profile, Moody’s places Cemig and its two subsidiaries at the level of investment grade on the Global Scale.

Belo Horizonte, Brazil, December 10, 2008

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025